Exhibit 99.3

nuvei NUVEI CORPORATION NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR April 3, 2024

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

NOTICE OF AVAILABILITY OF PROXY MATERIALS

To the shareholders of Nuvei Corporation (the “Company”):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Company will be held virtually at https://web.lumiagm.com/455537579, password “nvei2024” (case sensitive), on May 24, 2024 at 10:00 a.m. (ET), for the purposes of:

1.	receiving the consolidated financial statements of the Company for the fiscal year ended December 31, 2023, together with the auditors’ report thereon;

2.	electing eight directors for the ensuing year;

3.	appointing auditors for the ensuing year and authorizing the directors to fix their remuneration;

4.	transacting such other business as may properly come before the Meeting.

The Company’s Board of Directors has fixed the close of business on April 3, 2024 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

Registered shareholders and duly appointed proxyholders will be able to participate in the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to participate in the Meeting as guests, but guests will not be able to vote at the Meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to TSX Trust Company (the “Transfer Agent”).

If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable enclosed herewith for use at the Meeting or any adjournment thereof. To be effective, the attached proxy or voting instruction form must be received not later than May 22, 2024 at 10:00 a.m. (ET). These instructions include the additional step of registering such proxyholder with the Transfer Agent, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with the Transfer Agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest.

Notice-and-Access

The Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular and our consolidated financial statements for the fiscal year ended December 31, 2023 (the “Proxy Materials”), to both our registered and non-registered shareholders. Under the notice-and-access procedures, instead of shareholders receiving paper copies of the Proxy Materials, shareholders receive a copy of this Notice of 2024 Annual Meeting of Shareholders and Notice of Availability of Proxy Materials (the “Notice of Meeting”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting) and a form of proxy or voting instruction form, as applicable. All shareholders are reminded to review the Circular before voting.

The Proxy Materials are being posted online for shareholders to access at https://investors.nuvei.com and under Nuvei’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Shareholders may request a paper copy of the Proxy Materials by mail, free of charge, up to one year from the date this Circular was filed on SEDAR+ by contacting the Transfer Agent at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries), or by email at tsxt-fulfilment@tmx.com.

To receive the Proxy Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 13, 2024. If a shareholder requests a paper copy of the Proxy

Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this Notice of Meeting for voting purposes.

If you have any questions about or require assistance in completing your form of proxy or voting instruction form, please contact the Transfer Agent by phone at 1-800-387-0825 (within North America) or 416-682-3860 (outside North America).

Dated at Montréal, Québec, Canada, April 3, 2024.

By order of the Board of Directors,

Philip Fayer

Founder, Chair of the Board and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

INVITATION TO SHAREHOLDERS	5
Key Concepts and Terms	7
Non-IFRS and Other Financial Measures	8
Forward-Looking Information	9

SUMMARY	11

Shareholder Voting Matters	11
Our Director Nominees	11
VOTING AND PROXIES	13
Voting at the Meeting	13
Joining the Meeting as a Guest	14
Non-Registered Shareholders/Appointees Obtaining a Control Number to Vote During the Meeting	14
Solicitation of Proxies	14
Notice-and-Access	14
Appointment of Proxy	15
Voting by Proxy at the Meeting	15
Revocation of Proxy	16
Exercise of Discretion by Proxies	16
Voting Shares and Principal Holders Thereof	17
Non-Registered Shareholders	18
BUSINESS OF THE MEETING	20
Financial Statements and Auditor’s Report	20
Election of Directors	20
Nominees	20
Appointment of Auditors	30
EXECUTIVE COMPENSATION	31
A Message from the Human Resources and Compensation Committee	31
Compensation Objectives and Philosophy	34
Overview and HRC Committee	34
Compensation Risk Management	35
Compensation Governance	36
Compensation Consultant	37
Peer Group	38
Elements of Executive Compensation	39
Share Ownership Requirements	49
Chief Executive Officer Disclosed Versus Realized and Realizable Compensation: Look-Back Table	50
Performance Graph	52
Incentive Plan Awards	54
Summary Compensation Table	56
Employment Agreements, Termination and Change of Control Benefits	58
DIRECTOR COMPENSATION	61
Annual Retainers	61
Share Ownership Requirements	62
Director Compensation Table	63
Director Incentive Plan Awards	63
CORPORATE GOVERNANCE	64
Dual-Class Share Structure	64
Independence of the Board	64
Board Charter	65
Committees of the Board	66
Position Descriptions	67
Board Composition, Director Selection, Nomination and Succession	68
Director Orientation and Continuing Education	75
Ethical Business Conduct	76
Outside Director Compensation	77

Board Assessments and Peer Review	77
Chief Executive Officer and Executive Succession Planning	78
ESG Oversight and Governance	78
Directors’ and Officers’ Liability Insurance	79
Attendance at Board and Committee Meetings	79
Risk Management	80
Shareholder Engagement	81
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	82
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	82
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	82
NORMAL COURSE ISSUER BID	82
OTHER INFORMATION	83
Additional Information	83
Shareholder Proposals	83
Approval of Management Information Circular	83
SCHEDULE A BOARD OF DIRECTORS CHARTER	A-1

APPENDIX	A-9

INVITATION TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board and management of the Company, we are pleased to invite you to attend the annual meeting of shareholders that will be held virtually on May 24, 2024 at 10:00 a.m. (Eastern Time). The meeting will be conducted via live audio webcast at https://web.lumiagm.com/455537579. This annual meeting is your opportunity to vote on a number of important matters and to hear first-hand about our financial performance and strategic plans for the future.

Today, Nuvei continues to support a diversified portfolio of high-growth global commerce use cases including online retail, marketplaces, digital goods and services, regulated online gaming, social gaming, travel and mobility, financial services, as well as B2B, government and independent software vendor (ISV) partners, as they grow their business and expand into new end markets.

Our financial performance in 2023 is a good representation of that objective. Nuvei achieved new milestones, with Total volume1 increasing 59% to $203 billion, revenue increasing 41% to $1.2 billion, and Adjusted EBITDA1 increasing 24% to $437 million, while net loss was $0.7 million which includes an increase in net finance cost of $103 million mainly related to amounts drawn under the Company’s credit facilities to fund the acquisition of Paya. These strong results are being driven by our team’s focus in growing our business with several new and expanded customer relationships in key end markets, extending our footprint across more geographies, and continuously launching new products and capabilities to further differentiate our technology platform. During Fiscal 2023, we launched 109 new product releases, and we increased our portfolio of alternative payment methods (APMs) to 680, expanding access and allowing our customers to accept more forms of regionally familiar and preferred digital payment methods.

On capital allocation, we prioritized debt repayment throughout the year, deleveraging to a combined leverage ratio2 of 2.5x at December 31, 2023. We also introduced a discretionary quarterly cash dividend earlier in 2023. Our strong balance sheet, substantial free cash flow generation, low capital expenditure requirements, and a commitment to returning excess cash to shareholders are all hallmarks of our robust financial profile. Cumulatively since 2022, we have returned $251 million to shareholders in the form of share repurchases and dividends.

1 Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. Adjusted EBITDA is a non-IFRS measure. This measure is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company refers the reader to the “Non-IFRS and Other Financial Measures” section of the 2023 MD&A, which section is incorporated by reference herein, and to the section entitled “Appendix – Non-IFRS and Other Financial Measures” of this Circular, for definitions and reconciliations of these measures to the most directly comparable IFRS measure (as applicable). The 2023 MD&A is available at https://investors.nuvei.com and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

2 Combined leverage ratio is a non-IFRS ratio. This ratio is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company refers the reader to the “Non-IFRS and Other Financial Measures” section of the 2023 MD&A, which section is incorporated by reference herein, and to the section entitled “Appendix – Non-IFRS and Other Financial Measures” of this Circular, for a definition and reconciliation of Combined leverage ratio to the most directly comparable IFRS measure.

Our Environmental, Social and Governance (ESG) journey continued to evolve this year with the publication of our second annual ESG report, which sets out our ongoing drive to build sustainable business practices to protect the environment, support the communities in which we operate, and create value for our employees, investors, and customers. Our latest report further documents our ESG strategy and roadmap with the inclusion of an inaugural ESG Materiality Assessment and team member engagement survey, initial GHG emissions inventory reporting, and achievement of our commitment to attain 30% female board representation before December 31, 2023.

As we think about the year ahead, we are executing on our strategic initiatives. These are always centered on partnering with our customers, driving innovation, delivering profitability, and developing our people. Staying true to these principles is fundamental to our competitive differentiation and sustained success. On April 1, 2024, we announced that we entered into a definitive arrangement agreement to be taken private by Advent International, one of the world’s largest and most experienced global private equity investors, via an all-cash transaction which values Nuvei at an enterprise value of approximately $6.3 billion. Advent International will acquire all the issued and outstanding Subordinate Voting Shares (as defined below) and any Multiple Voting Shares (as defined below) that are not Rollover Shares (as defined below), for a price of $34.00 per share, in cash. This price represents a premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq (as defined below under “Interest of Management and Others in Material Transactions”) on March 15, 2024, the last trading day prior to media reports concerning a potential transaction involving the Company and a premium of approximately 48% to the 90-day volume weighted average trading price3 per Subordinate Voting Share as of such date. A special meeting of our shareholders will be called and held to consider, and, if deemed advisable, to pass a special resolution to approve the proposed transaction.

Your participation in the meeting is important to us and we value your input as shareholders. You can vote electronically during the virtual meeting, or alternatively by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “Voting and Proxies” section of this Circular.

We look forward to welcoming you at the meeting and thank you for your continued support.

Sincerely,

Philip Fayer

Founder, Chair of the Board and Chief Executive Officer

3 Based on Canadian composite (TSX and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

This Management Information Circular is provided in relation to the solicitation of proxies by the management of Nuvei Corporation for use at the annual meeting of shareholders of the Company to be held on May 24, 2024 and at any adjournment or postponement thereof. The Meeting will be held as a completely virtual meeting, which will be conducted via live audio webcast. Shareholders will not be able to participate in the Meeting in person. A summary of the information shareholders will need to participate in the Meeting online is provided below.

Key Concepts and Terms

The following key concepts and terms are used throughout this document:

•	“we”, “us”, “our”, “Nuvei” and the “Company” mean Nuvei Corporation, a company incorporated under the CBCA.
•	“you”, “your” and “shareholder” mean the holders of our Subordinate Voting Shares and Multiple Voting Shares, as applicable.
•	“Circular” means this 2024 management information circular, unless otherwise indicated.
•	“Meeting” means the annual meeting of shareholders of the Company to be held on May 24, 2024.
•	All references in this Circular to dollars, “$” or “US$” are to United States dollars and all references to Canadian dollars and “C$” are to Canadian dollars.
•	Information in this Circular is provided as of April 3, 2024, unless otherwise indicated.
•

This Circular does not incorporate by reference the information found on our website or any information not expressly stated to be incorporated, even if we occasionally refer to it; we, therefore, disclaim any such incorporation by reference.

Defined Term	Meaning
2023 MD&A	The Company’s MD&A in respect of Fiscal 2023
Advent International	Advent International, L.P. and its affiliates
AIF	Annual Information Form
Audit Committee	Audit Committee of the Board
Board	Board of directors of the Company
CBCA	Canada Business Corporations Act
CDPQ	Caisse de dépôt et placement du Québec
CGN Committee	Corporate Governance and Nominating Committee of the Board
Clawback Policies	The Company’s Recoupment Clawback Policy and Misconduct Clawback Policy
Company	Nuvei Corporation
Compensation Consultant	Compensia, Inc., an independent compensation consulting firm
CSA	Canadian Securities Administrators
Dividend Share Units	The additional units that are added to existing awards of DSUs, RSUs and PSUs under the Omnibus Incentive Plan, on the same terms and conditions, when dividends are paid on Subordinate Voting Shares
DSUs	Deferred share units
ESG	Environmental, social and governance
Fiscal 2021	The Company’s financial year ended December 31, 2021
Fiscal 2022	The Company’s financial year ended December 31, 2022
Fiscal 2023	The Company’s financial year ended December 31, 2023
HRC Committee	Human Resources and Compensation Committee of the Board
IFRS	International Financial Reporting Standards
Intermediary

An intermediary that shareholders deal with in respect of their shares, such as a securities broker or dealer, bank, trust company and trustee, or administrator of self-administered RRSPs, TFSAs, RRIFs, RESPs, and similar plans

ISOs	Incentive stock options
Legacy Option Plan	The Company’s Stock Option Plan dated September 21, 2017, as amended in September 2020 in connection with our TSX Listing, and on November 9, 2023
LTIP	Long-term incentive plan
MD&A	Management’s discussion and analysis
Multiple Voting Shares	Multiple voting shares of the Company
Nasdaq	Nasdaq Stock Market, LLC
NCIB	Normal course issuer bid

Defined Term	Meaning
NEOs	Named Executive Officers, namely the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Company
NI 54-101	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer
NI 58-101	National Instrument 58-101 – Disclosure of Corporate Governance Practices
NOBO	Non-objecting beneficial owner
Non-Registered Holder

Non-registered shareholder or “beneficial owner” whose Subordinate Voting Shares are registered either: (i) in the name of an Intermediary, or (ii) in the name of a clearing agency of which the Intermediary is a participant

Notice of Meeting	Notice of 2024 Annual Meeting of Shareholders and Notice of Availability of Proxy Materials
Novacap	Certain investment funds managed by Novacap Management Inc.
OBO	Objecting beneficial owner
Omnibus Incentive Plan	The Company’s Omnibus Incentive Plan, effective as of September 22, 2020 and as amended on February 3, 2021, April 13, 2022, May 26, 2023 and August 8, 2023
Options	Stock options
Outside Directors	Directors who are not employees of the Company
Ownership Guidelines	The Company’s Director and Officer Share Ownership Guidelines
Paya	Paya Holdings Inc.
Paya Equity Plan	The Paya Holdings Inc. Omnibus Incentive Plan, as amended
Peer Group	The peer group we use for the purposes of executive compensation benchmarking
Proxy Materials	The Circular and our annual consolidated financial statements for Fiscal 2023
PSUs	Performance share units
PwC	PricewaterhouseCoopers LLP
Record Date	April 3, 2024
RESP	Registered Education Savings Plan
RRIF	Registered Retirement Income Fund
RRSP	Registered Retirement Savings Plan
RSUs	Restricted share units
SEC	U.S. Securities and Exchange Commission
Subordinate Voting Shares	Subordinate voting shares of the Company
TFSA	Tax-Free Savings Account
Transfer Agent	TSX Trust Company
TSX	Toronto Stock Exchange
TSX Listing	Initial public offering of the Company and listing of our Subordinate Voting Shares on the TSX in September 2020
U.S. Exchange Act	Securities Exchange Act of 1934, as amended
YoY	Year-over-Year

Non-IFRS and Other Financial Measures

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this Circular includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA and Total volume.

These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance. The Company refers the reader to the “Non-IFRS and Other Financial Measures” section of the 2023 MD&A, which section is incorporated by reference herein, and to the section entitled “Appendix - Non-IFRS And Other Financial Measures” of this Circular, for definitions and reconciliations of Adjusted EBITDA, Combined leverage ratio and Total volume presented by the Company to the most directly comparable IFRS measure (as applicable). The 2023 MD&A is available at https://investors.nuvei.com and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Information

This Circular contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, and our expectations regarding future compensation practices and grants as well as governance and ESG initiatives, as well as statements regarding the proposed transaction with Advent International, including the proposed timing and various steps contemplated in respect of the transaction and statements regarding the plans, objectives, and intentions of Philip Fayer, Novacap, CDPQ or Advent, are forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail in the “Risk Factors” section of the AIF in respect of Fiscal 2023, which are incorporated by reference in this cautionary statement. These risks and uncertainties further include (but are not limited to) as concerns the proposed transaction with Advent International, the failure of the parties to obtain the necessary shareholder, regulatory and court approvals or to otherwise satisfy the conditions to the completion of the transaction, failure of the parties to obtain such approvals or satisfy such conditions in a timely manner, significant transaction costs or unknown liabilities, failure to realize the expected benefits of the transaction, and general economic conditions. Failure to obtain the necessary shareholder, regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the transaction or to complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Company to the completion of the transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, in certain circumstances, the Company may be required to pay a termination fee pursuant to the terms of the Arrangement Agreement which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information, including but not limited to the factors in the “Summary of Factors Affecting our Performance” section of our 2023 MD&A, which is available under our profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. If any of these risks materialize, or if any of the assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained herein.

Our dividend policy is at the discretion of the Board. Any future determination to declare cash dividends on our securities will be made at the discretion of our Board, subject to applicable Canadian laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including covenants contained in our credit facilities), general business conditions and other factors that our Board may deem relevant. Further, our ability to pay dividends, as well as make share repurchases, will be subject to applicable laws and contractual restrictions contained in the instruments governing our indebtedness, including our credit facility. Any of the foregoing may have the result of restricting future dividends or share repurchases.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

SUMMARY

The following summary highlights some of the important information you will find in this Circular.

Shareholder Voting Matters

Voting Matter	Board Vote Recommend ation	Information
Election of eight directors	FOR each nominee	pages 20 to 29
Appointment of PwC as auditors	FOR	page 30

Our Director Nominees

Name & Region	Age	Director Since	Position	Board & Committee Attendance in 2023	Other Public Boards	Principal Competencies
Philip Fayer Québec, Canada Not Independent	46	2017	Chair and Chief Executive Officer of Nuvei	100%	-	• Senior Leadership • Payments, Financial Services and FinTech • Business Development, M&A and Strategy • Global Business • Consumer, Sales, Marketing and Brand Management
Timothy A. Dent Massachusetts, United States Independent	59	2022	Corporate Director	100%	-	• Finance, Accounting and Risk and Financial Literacy • Legal, Regulatory and Governmental • Senior Leadership • Business Development, M&A and Strategy • Global Business
Maren Hwei Chyun Lau Sao Paulo, Brazil Independent	49	2022	Regional Vice President, Latin America of Meta Platforms, Inc.	87%	-	• Senior Leadership • Consumer, Sales, Marketing and Brand Management • Human Capital Management • Global Business • Technology and Innovation

Name & Region	Age	Director Since	Position	Board & Committee Attendance in 2023	Other Public Boards	Principal Competencies

David Lewin Québec, Canada Independent	44	2017	Senior Partner of the TMT Group of Novacap Management Inc.	100%	-	• Business Development, M&A and Strategy • Senior Leadership • Finance, Accounting, Risk and Financial Literacy • Technology and Innovation • Human Capital Management

Daniela Mielke California, United States Independent	58	2020	Managing Partner of Commerce Technology Advisors, LLC	95%	The Bancorp, Inc.; WisdomTree Investments, Inc.	• Payments, Financial Services and FinTech • Global Business • Senior Leadership • Technology and Innovation • Public Board Services
Coretha Rushing Georgia, United States Independent	68	2023	Managing Director and Executive Mentor, The ExCo Group, External Board Advisor, Spencer Stuart, and President, CR Consulting Alliance LLC	100% (Appointed August 8, 2023)	ThredUp Inc.; 2U Inc.	• Human Capital Management • Senior Leadership • Business Development, M&A and Strategy • Public Board Services • ESG

Pascal Tremblay Québec, Canada Independent	54	2017	President and Chief Executive Officer of Novacap Management Inc. and Managing Partner of TMT Group of Novacap	89%	Stingray Group Inc.	• Technology and Innovation • Senior Leadership • Business Development, M&A and Strategy • Finance, Accounting, Risk and Financial Literacy • Global Business
Samir Zabaneh Ontario, Canada Independent	57	2022	Chairman and Chief Executive Officer of TouchBistro, Inc.	100%	ACI Worldwide Inc.	• Payments, Financial Services and FinTech • Finance, Accounting, Risk and Financial Literacy • Senior Leadership • Global Business • Technology and Innovation

VOTING AND PROXIES

Voting at the Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting and vote in real time, provided they are connected to the internet and follow the instructions below. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests but will not be able to vote at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions below and on their form of proxy or voting instruction form.

These instructions include the additional step of registering such proxyholder with the Transfer Agent, after submitting the form of proxy or voting instruction form.

If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to the Transfer Agent.

Failure to register the proxyholder with the Transfer Agent will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will be able to listen to the Meeting but will not be able to vote.

Voting Online

To vote by online ballot through the live webcast platform, follow the instructions below:

1.	Log in at https://web.lumiagm.com/455537579 on your browser at least 15 minutes before the Meeting starts
2.	Click on “Control # / No. de contrôle”
3.	Enter your control number
4.	Enter the password: “nvei2024” (case sensitive)
5.	When the ballots have been opened, you will see them appear on your screen

If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Proxyholders who have been duly appointed and registered with the Transfer Agent as described in the section entitled “Appointment of Proxy” will receive a control number by email from the Transfer Agent after May 22, 2024 at 10:00 a.m. (ET).

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live webcast platform.

Joining the Meeting as a Guest

Guests (including non-registered shareholders who have not duly appointed themselves as proxyholders) can log into the Meeting as set out below. Guests will be able to listen to the Meeting but will not be able to vote during the Meeting. Guests can also listen to the Meeting by following the instructions below:

1.	Log in at https://web.lumiagm.com/455537579 on your browser
2.	Click on “GUEST”
3.	Provide your name and email address (no password is required for guests)

Non-Registered Shareholders/Appointees Obtaining a Control Number to Vote During the Meeting

You must complete the additional step of registering the proxyholder by either calling the Transfer Agent at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America) or by completing the electronic form available at https://www.tsxtrust.com/control-number-request by no later than 10:00 a.m. (ET) on May 22, 2024. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to the Transfer Agent. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the Meeting but will be able to participate as a guest.

Solicitation of Proxies

This Circular is sent in connection with the solicitation by the management of the Company of proxies to be used at the Meeting, at the time, place and for the purposes set forth in the Notice of Meeting, and at any adjournment thereof. The solicitation is being made primarily by email, but proxies may also be solicited by mail, telephone, in writing or in person by officers or other employees of the Company who will receive no compensation therefor in addition to their regular remuneration. If any, the cost of the solicitation is expected to be nominal and will be borne by the Company.

Notice-and-Access

As permitted by Canadian securities regulations, Nuvei is using notice-and-access (as defined in NI 54-101) to deliver the Meeting materials, including this Circular, to both its registered and non-registered shareholders. Nuvei is also using notice-and-access to deliver the Proxy Materials to its registered and non-registered shareholders.

This means that the Proxy Materials are being posted online for shareholders to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces Nuvei’s printing and mailing costs, and is more environmentally friendly as it reduces materials and energy consumption.

Online

Shareholders will still receive a form of proxy or a voting instruction form in the mail (unless shareholders have chosen to receive Proxy Materials electronically) so they can vote their shares but, instead of automatically receiving a paper copy of the Proxy Materials, shareholders will receive a notice with information about how they can access the Proxy Materials electronically and how to request a paper copy.

The Proxy Materials are available at https://investors.nuvei.com and under Nuvei’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Mail

Shareholders may request a paper copy of the Proxy Materials, at no cost, up to one year from the date this Circular was filed on SEDAR+. Shareholders may also make such a request at any time prior to the Meeting by contacting the Transfer Agent at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries), or by email at tsxt-fulfilment@tmx.com. To receive the Proxy Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 13, 2024.

Appointment of Proxy

The individuals named in the accompanying form of proxy are, for purposes of the Meeting, shareholders and officers and/or directors of the Company, as applicable. A shareholder wishing to appoint some other person to represent such shareholder at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the applicable form of proxy or voting instruction form or by completing another proxy.

A proxy will not be valid for the Meeting unless the completed form of proxy or voting instruction form is delivered to the Transfer Agent:

by internet at www.meeting-vote.com;
by email at proxyvote@tmx.com;
by mail addressed to TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1;
by fax to 1-416-595-9593; or
by touch-tone phone toll-free at 1-888-489-7352, in all cases received not later than May 22, 2024, at 10:00 a.m. (ET).

Voting by Proxy at the Meeting

The person you appoint will need to contact the Transfer Agent by either calling 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America) or by completing the electronic form available at https://www.tsxtrust.com/control-number-request by no later than 10:00 a.m. (ET) on May 22, 2024 to request a control number to be represented or vote at the Meeting. It is the responsibility of the shareholder or their proxy to contact the Transfer Agent to request a control number.

Without the control number, proxyholders will not be able to participate in the Meeting.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing and deposited with the Transfer Agent:

by internet at www.meeting-vote.com;
by email at proxyvote@tmx.com;
by mail addressed to TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1;
by fax to 1-416-595-9593; or
by touch-tone phone toll-free at 1-888-489-7352, in all cases received not later than May 22, 2024, at 10:00 a.m. (ET).

A proxy may also be revoked by filing a written notice with the Corporate Secretary of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof.

If you have followed the process for participating in and voting at the Meeting online, casting your vote online during the Meeting will revoke your previous proxy.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no instructions are given, the Shares will be voted:

•	FOR the election of the nominees of the Board as directors; and

•	FOR the appointment of PwC as auditors.

The enclosed voting information form or form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

Voting Shares and Principal Holders Thereof

The Board has fixed the close of business on April 3, 2024 as the Record Date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof.

As of April 3, 2024, there were 63,765,969 Subordinate Voting Shares and 76,064,619 Multiple Voting Shares issued and outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the Multiple Voting Shares.

Only registered shareholders as of the close of business on the Record Date or the persons they appoint as their proxies are permitted to vote at the Meeting.

Each Subordinate Voting Share entitles its holder to one vote with respect to the matters voted at the Meeting and each Multiple Voting Share entitles its holder to ten votes with respect to the matters voted at the Meeting. In aggregate, all of the voting rights associated with the Subordinate Voting Shares, as at April 3, 2024, represent 7.73% of the voting rights attached to all of the issued and outstanding shares of the Company.

The election of the directors and the appointment of the independent auditor of the Company will each be determined by a majority of votes validly cast by shareholders at the Meeting by proxy or by participating at the Meeting.

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that a Multiple Voting Share shall be held by a person other than a Permitted Holder (as defined in the Company’s articles), the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised their right to convert such Multiple Voting Share into a fully paid and non-assessable Subordinate Voting Share.

In addition, all Multiple Voting Shares held by each of the Fayer Group Permitted Holders, the Novacap Group Permitted Holders and the CDPQ Group Permitted Holders (each term as defined in the Company’s articles), will convert automatically into Subordinate Voting Shares at such time that the Fayer Group Permitted Holders, the Novacap Group Permitted Holders or the CDPQ Group Permitted Holders, as applicable, no longer respectively beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding shares of the Company.

Under applicable Canadian securities laws, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares; the holders of Multiple Voting Shares have entered into a customary Coattail Agreement with Nuvei and a trustee. The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable Canadian securities laws to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. Additional information regarding the Coattail Agreement can be found in the Company’s AIF, available under Nuvei’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. A copy of the Coattail Agreement can be found on SEDAR+ at www.sedarplus.ca.

To the knowledge of the Company, as of April 3, 2024, there are no persons who beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of either class of Subordinate Voting Shares or Multiple Voting Shares other than the following:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Subordinate Voting Shares	Number of Multiple Voting Shares	Percentage of Multiple Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power(3)

Novacap(1)	-	-	30,555,132	40.17%	21.85%	37.06%

Philip Fayer(2)	124,986	0.20%	27,857,328	36.62%	20.01%	33.81%

CDPQ	-	-	17,652,159	23.21%	12.62%	21.41%
(1)

Shares held beneficially and of record by Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V Co-Investment (Nuvei), L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V-A, L.P. and NVC TMT V, L.P., as a group.

(2)

Shares held beneficially and of record by Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer. Mr. Fayer is the Chair and Chief Executive Officer of the Company. In addition, Mr. Fayer holds 2,338,936 Options, 307,958 RSUs and 671,798 PSUs, as described elsewhere in this Circular.

(3)

Percentage of total voting power represents voting power with respect to all of our Subordinate Voting Shares and Multiple Voting Shares, as a single class. The holders of our Multiple Voting Shares are entitled to ten votes per share, and holders of our Subordinate Voting Shares are entitled to one vote per share.

Non-Registered Shareholders

In accordance with NI 54-101, Intermediaries are required to seek voting instructions from Non-Registered Holders in advance of the Meeting. Non-Registered Holders will have received from their Intermediary a package of information with respect to the Meeting, including either a proxy form or a voting instruction form.

Should a Non-Registered Holder wish to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print their own name, or that of such other person, on the voting instruction form and return it to the Intermediary. In addition, if you are a Non-Registered Holder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also

Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

obtain a valid legal proxy from the Intermediary and submit it to the Transfer Agent. Each Intermediary has its own signature and return instructions. It is important that Non-Registered Holders comply with these instructions if they want the voting rights attached to their shares to be exercised.

A Non-Registered Holder wishing to revoke their voting instructions should contact their Intermediary to find out whether it is possible to change their voting instructions and what procedure to follow. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out herein and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the form of proxy or voting instruction form to ensure it is given effect at the Meeting.

We are not sending proxy-related materials to Non-Registered Holders who have declined to receive them in order to save mailing costs and abide by the instructions of such declining Non-Registered Holders.

Under applicable securities legislation, a Non-Registered Holder of securities is a NOBO if such Non-Registered

Holder has or is deemed to have provided instructions to their Intermediary not objecting to the Intermediary disclosing ownership information about the Non-Registered Holder in accordance with said legislation, and a Non-Registered Holder is an OBO if such Non-Registered Holder has or is deemed to have provided instructions objecting to same.

These proxy materials are being sent to both registered holders and Non-Registered Holders of the securities. If you are a Non-Registered Holder, and Nuvei or its agent has sent these materials directly to you, you are a NOBO and your name, address and information about your holdings of Subordinate Voting Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, Nuvei (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

If you are an OBO, you received these materials from your Intermediary or its agent (such as Broadridge), and your Intermediary is required to seek your instructions as to how to vote your Subordinate Voting Shares. Nuvei has agreed to pay for Intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. The voting instruction form that is sent to an OBO by the Intermediary or its agent should contain an explanation as to how you can exercise your voting rights, including how to attend and vote directly at the Meeting. Please provide your voting instructions to your Intermediary as specified in the enclosed voting instruction form.

BUSINESS OF THE MEETING

Shareholders will be asked to consider and vote on the following matters at the Meeting:

•	the election of the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 20 of the Circular);

•	the appointment of the independent auditor of the Company (see page 30 of the Circular); and

•	such other business as may properly come before the Meeting or any postponement or adjournment thereof.

As at the date of this Circular, management of the Company is not aware of any changes to the items listed above and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder will be entitled to vote on those items as they see fit.

A simple majority of the votes cast, by proxy or at the Meeting, by the holders of Subordinate Voting Shares and by the holders of Multiple Voting Shares, voting together as a single class, will constitute approval of each of the matters specified in this Circular.

Financial Statements and Auditor’s Report

The consolidated financial statements, together with the notes thereto, and the auditor’s report thereon, as at December 31, 2023 and for Fiscal 2023, are available under Nuvei’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and at https://investors.nuvei.com. These financial statements will be submitted at the Meeting, but no vote thereon is required or expected.

Election of Directors

Under our articles, the Board is to consist of a minimum of three and a maximum of eleven directors as determined from time to time by the directors. Currently, the Board consists of eight directors: Timothy A. Dent, Philip Fayer, Maren Hwei Chyun Lau, David Lewin, Daniela Mielke, Coretha Rushing, Pascal Tremblay and Samir Zabaneh, all of whom are standing for election at this Meeting. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our articles provide that, between annual meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors so appointed may not at any time exceed one-third of the number of current directors who were elected at the previous annual meeting of shareholders.

Nominees

The following tables include profiles of each director nominee, their period of service as a director, information relating to committee membership, independence, meeting attendance, principal occupation within the five preceding years, main areas of expertise, and the number and value of securities of Nuvei beneficially owned or controlled, directly or indirectly, by each such individual.

Except where authorization to vote with respect to the election of directors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the election of each of the nominees proposed below, all of whom are, on the date of the Meeting, currently serving as directors of the Company. It is not contemplated that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director. However, if that should occur for any reason prior to the election, the persons named in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee in their discretion, unless a shareholder has specified in the form of proxy or voting instruction form that their shares are to be withheld from voting on the election of directors.

The election of directors at the Meeting will be governed by the majority voting requirements under the CBCA. These require that in an uncontested election of directors, such as the one planned for the Meeting, a nominee must receive a majority of the total votes cast for their election in order to be elected as a director. If a nominee fails to receive that level of support, they will not be elected, although they may continue to serve up to 90 days after the election.

For an overview of our director selection and nomination process and our approach to diversity and inclusion at the Board level, see the section entitled “Corporate Governance”.

PHILIP FAYER

2023 Voting Results For: 99.83% Withheld: 0.17%

Hampstead, Québec, Canada

Age: 46

Director since: September 2017

Not Independent (Chief Executive Officer)

Philip Fayer is the founder of Nuvei and serves as our Chair of the Board and Chief Executive Officer. Mr. Fayer founded Pivotal Payments, Nuvei’s predecessor, in 2003. A seasoned entrepreneur, Mr. Fayer has over 20 years of experience in the electronic payments industry. Under his leadership and direction, the Company expanded organically and through strategic acquisitions. With the acquisition of SafeCharge in 2019, Nuvei grew its geographic footprint and broadened its technology and service offering to large scale merchants in over 200 global markets. Under his leadership, Nuvei was named in 2020 by Deloitte as one of Canada’s Best Managed Companies. Mr. Fayer’s business skills, industry knowledge and leadership are broadly recognized, having been named in 2009 in Canada’s Top 40 Under 40™ as well as being awarded in 2019 the Ernst & Young Entrepreneur Of The Year® for Québec in the FinTech category. Mr. Fayer attended Concordia University (Montréal, Québec). Through a foundation with his wife, Mr. Fayer devotes time for several charities, including with respect to youth unemployment and cancer research.

Principal Competencies:

•   Senior Leadership

•   Payments, Financial Services and FinTech

•   Business Development, M&A and Strategy

•   Global Business (experience in multinational organizations)

•   Consumer, Sales, Marketing and Brand Management

Value of Total Compensation received as Director(1)

Fiscal 2023:     Nil

Board/Committee Membership	Attendance Record for Fiscal 2023		Public Board Memberships

Board of Directors	9 of 9	100%	-

		Securities Held (as at April 3, 2024)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Market Value of Multiple Voting Shares(3)	Number of RSUs	Market Value of RSUs(3)	Market Value of Multiple Voting Shares and RSUs(3)	Minimum Shareholding Requirement	Ownership Guidelines Met(4)

124,986	27,857,328(2)	$897,284,535	307,958	$9,919,327	$907,203,862	$3,219,000	Yes

(1)	No compensation is paid to directors who are employees of the Company. For further information, see “Director Compensation – Director Compensation Table”.

(2)	Shares held beneficially and of record by Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer.

(3)

Based on the closing price of $32.21 of the Subordinate Voting Shares on the Nasdaq on April 3, 2024. In addition, Mr. Fayer holds 2,338,936 Options and 671,798 PSUs, as described elsewhere in this Circular.

(4)	See “Compensation Discussion and Analysis – Share Ownership Requirements”.

TIMOTHY A. DENT

2023 Voting Results For: 98.17% Withheld: 1.83%

Boston, Massachusetts, USA

Age: 59

Director since: August 2022

Independent

Timothy A. Dent is a former executive with over 20 years of online gaming experience. Previously, he was the Chief Financial and Chief Compliance Officer at DraftKings Inc., joining the company at a very early stage and building those functions during its rapid growth. While at DraftKings Inc., Mr. Dent also built and oversaw the legal and legislative affairs departments, risk management and payments functions. Prior to joining DraftKings Inc., Mr. Dent held multiple executive leadership roles at Everest Gaming, a once leading online European poker and casino operator. During his tenure at Everest Gaming, he led many efforts in all stages of the company’s lifecycle from startup to rapid revenue growth and market expansion, and its transition from an unregulated to regulated operating environment. Mr. Dent has been a CPA since 1997 and holds a Bachelor’s Degree in Accounting from the University of Massachusetts, Amherst.

Principal Competencies:

•   Finance, Accounting, Risk and Financial Literacy

•   Legal, Regulatory and Governmental

•   Senior Leadership

•   Business Development, M&A and Strategy

•   Global Business

Value of Total Compensation received as Director(1)

Fiscal 2023: $243,489

Board/Committee Membership	Attendance Record for Fiscal 2023		Public Board Memberships

Board of Directors Audit Committee (Chair)(2) HRC Committee	9 of 9 4 of 4 5 of 5	100% 100% 100%	-

Securities Held (as at April 3, 2024)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(3)	Minimum Shareholding Requirement	Ownership Guidelines Met(4)

-	-	15,894	$511,946	$525,000	N/A

(1)	For a complete itemization of the compensation earned by Mr. Dent during Fiscal 2023, see “Director Compensation – Director Compensation Table”.

(2)	Mr. Dent was appointed as the Chair of the Audit Committee on May 26, 2023.

(3)	Based on the closing price of $32.21 of the Subordinate Voting Shares on the Nasdaq on April 3, 2024.

(4)

See “Director Compensation – Share Ownership Requirements”. Under the Ownership Guidelines, Outside Directors are expected to achieve compliance with the Guidelines by the later of (i) the fifth anniversary of their date of appointment or election, or (ii) April 5, 2027, being five years from the date the Guidelines were adopted.

DAVID LEWIN
2023 Voting Results For: 95.88% Withheld: 4.12%

St-Jean-sur-Richelieu, Québec, Canada

Age: 44

Director since: September 2017

Independent

David Lewin is a Senior Partner of the Technology, Media and Telecommunication (TMT) Group of Novacap, a Quebec private equity firm, where he oversees investments in TMT and industrial companies. In this capacity, Mr. Lewin leads and develops M&A transactions and strategies and provides leadership and training to firm employees. Mr. Lewin also serves on the Board of Directors of Previan Holding Inc. and Accurate Group Holdings, Inc. Mr. Lewin has extensive board experience, having previously served on the Boards of Directors of numerous private companies. Mr. Lewin also sits on the Human Resources and Compensation Committees of each of Previan Holding Inc. and Accurate Group Holdings, Inc. Before joining Novacap in 2011, Mr. Lewin was a Manager at PSP Investments in Montréal where he was involved in the evaluation and execution of private equity transactions. Prior to his experience with PSP Investments, he worked in investment banking at National Bank Financial Markets where he focused on the technology, media and telecommunications sector, as well as diversified industries. Mr. Lewin holds a Master of Business Administration from McGill University (Montréal, Quebec) and a Bachelor of Business Administration with a concentration in public accountancy from HEC Montréal (Montréal, Quebec).

Principal Competencies:

•   Business Development, M&A and Strategy

•   Senior Leadership

•   Finance, Accounting, Risk and Financial Literacy

•   Technology and Innovation

•   Human Capital Management

Value of Total Compensation received as Director(1)

Fiscal 2023:    $240,000

Board/Committee Membership		Attendance Record for Fiscal 2023			Public Board Memberships

Board of Directors HRC Committee (Chair) CGN Committee		9 of 9 5 of 5 5 of 5	100% 100% 100%		-

Securities Held (as at April 3, 2024)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(2)	Minimum Shareholding Requirement	Ownership Guidelines Met(3)

-	-	21,368	$688,263	$525,000	Yes

(1)	For a complete itemization of the compensation earned by Mr. Lewin during Fiscal 2023, see “Director Compensation – Director Compensation Table”.

(2)	Based on the closing price of $32.21 of the Subordinate Voting Shares on the Nasdaq on April 3, 2024.

(3)	See “Director Compensation – Share Ownership Requirements”.

MAREN HWEI CHYUN LAU
2023 Voting Results For: 98.17% Withheld: 1.83%

Sao Paolo, Brazil

Age: 49

Director since: August 2022

Independent

Maren Hwei Chyun Lau is Regional Vice President at Meta for Latin America, where she is responsible for regional revenue across Latin America and the Caribbean, leading regional sales, marketing and partnership teams with a focus on high growth and client satisfaction. Prior to joining Meta (then Facebook) in 2017, Ms. Lau was a founding partner and Chief Marketing Officer at digital marketing company IMS Internet Media Services, where she built a regional business scaling sales and marketing strategies for leading global technology companies throughout Latin America. Ms. Lau also has experience conducting and leading organizational performance reviews and key management succession planning, reviewing and implementing staffing structures and needs, leading strategies for diversity initiatives, and reviewing pay scales and compensation. Ms. Lau completed her Bachelor of Arts in Social Studies at Harvard University (Boston, Massachusetts) and received a Master of Business Administration in Marketing and Finance from Northwestern University (Evanston, Illinois).

Principal Competencies:

•   Senior Leadership

•   Consumer, Sales, Marketing and Brand Management

•   Human Capital Management

•   Global Business (experience in multinational organizations)

•   Technology and Innovation

Value of Total Compensation received as Director(1)

Fiscal 2023:    $229,140

Board/Committee Membership		Attendance Record for Fiscal 2023			Public Board Memberships

Board of Directors HRC Committee(2) CGN Committee(3)		7 of 9 4 of 4 2 of 2	78% 100% 100%		-

Securities Held (as at April 3, 2024)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(4)	Minimum Shareholding Requirement	Ownership Guidelines Met(5)

-	-	14,904	$480,058	$525,000	N/A

(1)	For a complete itemization of the compensation earned by Ms. Lau during Fiscal 2023, see “Director Compensation – Director Compensation Table”.

(2)	Ms. Lau was appointed to the HRC Committee as of March 7, 2023.

(3)	Ms. Lau was appointed to the CGN Committee as of May 26, 2023.

(4)	Based on the closing price of $32.21 of the Subordinate Voting Shares on the Nasdaq on April 3, 2024.

(5)

See “Director Compensation – Share Ownership Requirements”. Under the Ownership Guidelines, Outside Directors are expected to achieve compliance with the Guidelines by the later of (i) the fifth anniversary of their date of appointment or election, or (ii) April 5, 2027, being five years from the date the Guidelines were adopted.

DANIELA MIELKE
2023 Voting Results For: 96.34% Withheld: 3.66%

Half Moon Bay, California, USA

Age: 58

Director since: September 2020

Independent

Daniela Mielke is the Managing Partner of Commerce Technology Advisors, LLC, a privately held consulting firm, which she founded in 2016. Ms. Mielke is a global fintech executive with extensive experience of nearly 30 years in the financial services industry, leading organizations through strategic transformation in the face of rapid technology and dynamic market changes. Ms. Mielke has held numerous senior positions including, among others, as Chief Executive Officer of RS2 Inc., Chief Strategy and Product Officer at Vantiv Inc. (now Worldpay), VP, Head of Global Strategy and Market Intelligence for PayPal Inc., SVP of Strategy at Visa, and Engagement Manager for McKinsey & Company. Ms. Mielke currently serves as a member of the Boards of Directors of The Bancorp Inc. and WisdomTree Investments, Inc. She previously served on the boards of Fintech Athena Acquisition Corp. as well as Finca International, a global NGO dedicated to alleviating poverty. Ms. Mielke also sits on the audit committee and governance committee of Wisdomtree Investments, Inc., is the Chair of the nominating and governance committee of The Bancorp Inc. and sits on the Risk and ESG committees of The Bancorp, Inc. Ms. Mielke is NACD (National Association of Corporate Directors) Directorship Certified. Ms. Mielke holds a Master of Business Administration in International Management from the IMD Business School (Lausanne, Switzerland), a Master of Science in Economics from the University of Fribourg (Fribourg, Switzerland), as well as a Bachelor’s degree in Hotel and Restaurant Management from the École hôtelière de Lausanne (Lausanne, Switzerland).

Principal Competencies:

•   Payments, Financial Services and FinTech

•   Global Business

•   Senior Leadership

•   Technology and Innovation

•   Public Board Services

Value of Total Compensation received as Director (1)

Fiscal 2023: $243,489

Board/Committee Membership	Attendance Record for Fiscal 2023		Public Board Memberships

Board of Directors Audit Committee(2) HRC Committee CGN Committee (Chair)	8 of 9 2 of 2 5 of 5 5 of 5	89% 100% 100% 100%	The Bancorp, Inc. WisdomTree Investments, Inc.

Securities Held (as at April 3, 2024)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(3)	Minimum Shareholding Requirement	Ownership Guidelines Met(4)

17,135	-	21,400	$1,241,212	$525,000	Yes

(1)	For a complete itemization of the compensation earned by Ms. Mielke during Fiscal 2023, see “Director Compensation – Director Compensation Table”.

(2)	Ms. Mielke was appointed as a member of the Audit Committee as of May 26, 2023.

(3)	Based on the closing price of $32.21 of the Subordinate Voting Shares on the Nasdaq on April 3, 2024.

(4)	See “Director Compensation – Share Ownership Requirements”.

CORETHA RUSHING
2023 Voting Results N/A

Atlanta, Georgia, USA

Age: 68

Director since: August 2023

Independent

Coretha Rushing is the President of CR Consulting Alliance, LLC, a human resources consulting firm she founded in 2019, and has over 36 years of human resources experience. Ms. Rushing has held numerous executive leadership positions at renowned organizations, including Equifax, The Coca-Cola Company, PepsiCo Inc. and IBM Corp. Ms. Rushing currently serves on the Board of Directors of ThredUp Inc., a large resale apparel platform for women and children, and on the Board of Director of 2U, Inc. a publicly traded cloud based educational technology company that contracts with non-profit colleges and universities to provide the platform that allows them to deliver and support online degree, non-degree and certification programs. She acts as the Managing Director and Executive Mentor for The ExCo Group, LLC (formerly Merryck & Co.), a global executive coaching and mentoring firm and is an external board advisor for Spencer Stuart, a global search and professional services firm. Previously, Ms. Rushing served on the Board of Directors of Benefitfocus.com, Inc., a publicly traded cloud-based benefits platform software company, and most recently, as Chair and then Chair Emeritus of The Society for Human Resource Management. Ms. Rushing holds a Master of Education in Human Resources and Counseling from The George Washington University and a Bachelor of Science in Industrial Psychology from East Carolina University.

Principal Competencies:

•   Human Capital Management

•   Senior Leadership

•   Business Development, M&A and Strategy

•   Public Board Services

•   ESG

Value of Total Compensation received as Director(1)

Fiscal 2023: $87,283

Board/Committee Membership	Attendance Record for Fiscal 2023		Public Board Memberships

Board of Directors(2)	3 of 3	100%	ThredUp Inc. 2U Inc.

Securities Held (as at April 3, 2024)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(3)	Minimum Shareholding Requirement	Ownership Guidelines Met(4)

-	-	5,808	$187,076	$525,000	N/A

(1)	For a complete itemization of the compensation earned by Ms. Rushing during Fiscal 2023, see “Director Compensation – Director Compensation Table”.

(2)	Ms. Rushing was appointed to the Board of Directors as of August 8, 2023.

(3)	Based on the closing price of $32.21 of the Subordinate Voting Shares on the Nasdaq on April 3, 2024.

(4)

See “Director Compensation – Share Ownership Requirements”. Under the Ownership Guidelines, Outside Directors are expected to achieve compliance with the Guidelines by the later of (i) the fifth anniversary of their date of appointment or election, or (ii) April 5, 2027, being five years from the date the Guidelines were adopted.

PASCAL TREMBLAY
2023 Voting Results For: 99.43% Withheld: 0.57%

Candiac, Québec, Canada

Age: 54

Director since: September 2017

Independent

Pascal Tremblay is the President and Chief Executive Officer of Novacap Management Inc. and the Managing Partner of the Technology, Media and Telecommunication Group of Novacap, a Québec-based buyout and growth equity firm. Mr. Tremblay has substantial experience in technology and finance, including over 25 years funding, managing and developing technology companies. Prior to joining Novacap, Mr. Tremblay was a Partner at Argo Global Capital, a venture capital firm where he participated in numerous investments in technology and telecommunications companies around the world. Previously, he worked in the private equity division at CDP Capital (Caisse de dépôt et placement du Québec). Prior to entering the private equity field, Mr. Tremblay was the Founder and Chief Executive Officer of Laserpro, an award-winning manufacturing and distribution company of printing and computer equipment. Mr. Tremblay also serves as Chair of the Audit Committee and as member of the Board of Directors of Stingray Group Inc. He also sits on the Board of Directors of Nitrex Development Corporation Inc. Mr. Tremblay studied corporate finance at University of Connecticut (Storrs, Connecticut), and he holds a Bachelor of Business Administration, Finance and Accounting from the University of Sherbrooke (Sherbrooke, Québec) and a Master of Business Administration in finance and international business from McGill University (Montréal, Québec).

Principal Competencies:

•   Technology and Innovation

•   Senior Leadership

•   Business Development, M&A and Strategy

•   Finance, Accounting, Risk and Financial Literacy

•   Global Business (experience in multinational organizations)

Value of Total Compensation received as Director(1)

Fiscal 2023: $220,000

Board/Committee Membership	Attendance Record for Fiscal 2023		Public Board Memberships

Board of Directors	8 of 9	89%	Stingray Group Inc.

Securities Held (as at April 3, 2024)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(2)	Minimum Shareholding Requirement	Ownership Guidelines Met(3)

-	-	19,775	$636,953	$525,000	Yes

(1)	For a complete itemization of the compensation earned by Mr. Tremblay during Fiscal 2023, see “Director Compensation – Director Compensation Table”.

(2)	Based on the closing price of $32.21 of the Subordinate Voting Shares on the Nasdaq on April 3, 2024.

(3)	See “Director Compensation – Share Ownership Requirements”.

SAMIR ZABANEH
2023 Voting Results For: 99.84% Withheld: 0.16%

Toronto, Ontario, Canada

Age: 57

Director since: March 2022

Independent

Samir Zabaneh is the Chairman and Chief Executive Officer of TouchBistro, Inc., an all-in-one point of sale and restaurant management software provider. Prior to joining TouchBistro Inc. in 2021, Mr. Zabaneh held various executive leadership roles, including as Executive Vice President, Global Business Services at Fiserv Inc. (previously First Data) from 2018 to 2019, Chief Financial Officer at Element Fleet Management Corp. from 2017 to 2018 as well as at Global Payments Inc. (previously Heartland Payment Systems, Inc.) from 2014 to 2016 and as Chief Operating, Financial and Strategy Officer at Moneris Solutions Corporation Inc. from 2008 to 2014. Mr. Zabaneh executed during this time various successful strategies related to vertical specific software solutions integrated with payments processing. Mr. Zabaneh sits on the Board of Directors of ACI Worldwide Inc. and is also a member of its Audit Committee. Mr. Zabaneh holds a Bachelor of Accounting from Northeastern University (Boston, Massachusetts), a Master of Science in Finance from Boston College (Chestnut Hill, Massachusetts), and a Master of Business Administration from Suffolk University (Boston, Massachusetts).

Principal Competencies:

•  Payment, Financial Services and FinTech

•  Finance, Accounting, Risk and Financial Literacy

•  Senior Leadership

•  Global Business (experience in multinational organizations)

•  Technology and Innovation

Value of Total Compensation received as Director(1)

Fiscal 2023: $241,978

Board/Committee Membership	Attendance Record for Fiscal 2023		Public Board Memberships

Board of Directors (Lead Director) Audit Committee	9 of 9 4 of 4	100% 100%	ACI Worldwide Inc.

Securities Held (as at April 3, 2024)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(2)	Minimum Shareholding Requirement	Equity Ownership Met(3)

5,770	-	18,183	$771,526	$525,000	Yes

(1)	For a complete itemization of the compensation earned by Mr. Zabaneh during Fiscal 2023, see “Director Compensation – Director Compensation Table”.

(2)	Based on the closing price of $32.21 of the Subordinate Voting Shares on the Nasdaq on April 3, 2024.

(3)	See “Director Compensation – Share Ownership Requirements”.

Appointment of Auditors

PwC has served as auditors of the Company since the fiscal year ended on December 31, 2003. The Board proposes that PwC be reappointed as auditors of the Company to hold office until the next annual meeting of shareholders and that its remuneration be recommended by the Audit Committee and fixed by the Board.

Under its charter, the Audit Committee of the Company is required to pre-approve all non-audit services to be performed by the external auditors in relation to the Company or any of its consolidated subsidiaries, together with approval of the engagement letter for such non-audit services and estimated fees therefor. Additional details regarding the Audit Committee and the above-mentioned fees can be found in the section entitled “Audit Committee” of the Company’s AIF, available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and on the Company’s website at https://investors.nuvei.com.

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of PwC, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit Committee and fixed by the Board.

EXECUTIVE COMPENSATION

A Message from the Human Resources and Compensation Committee

Dear Shareholders,

On behalf of the HRC Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we use to make executive compensation decisions. 2023 was a year during which we continued to enhance our executive compensation program and practices to align our executives’ performance with long-term value creation for our shareholders.

We operate in a highly disruptive industry and our success is tied to the caliber of the people we hire. It is imperative that any decisions we make with regards to executive compensation will not only motivate our executives in the delivery of our long-term business strategy, the creation of sustained shareholder value, and the support of our growth, but also allow us to attract and retain top talent. Further, as our culture is deeply rooted in its entrepreneurial beginnings, with a focus on driving performance and results, it is important that our executive compensation program also reflects our philosophy of pay-for-performance.

In terms of overall Company performance, we were very pleased with our Fiscal 2023 results. We reached exciting new financial milestones, achieving Total volume4 of $203 billion, revenue of $1.2 billion, Adjusted EBITDA4 of $437 million, and net loss of $0.7 million. Our results are being driven by our team’s focus in accelerating new wins and expanding our wallet share with customers, extending our footprint across more geographies, and continuously launching new products and capabilities to further differentiate our technology platform.

From an executive compensation perspective, however, 2023 was a challenging year for technology companies. The second half was marked by the uncertain economic environment and recession fears driving stock markets down. In the beginning of the year, our focus was to proactively address attraction and retention dynamics amidst an extremely competitive labour market. Later in the year, substantial price fluctuations of global stock markets, particularly in the case of shares of technology companies, negatively impacted our share price, thus diminishing the retention value of our equity-based executive compensation programs.

These external circumstances impacted our compensation-related decisions during Fiscal 2023, which are highlighted below. You will find further details about these decisions in this “Executive Compensation” section of the Circular.

Succession Planning

Succession planning is an important process for both the stability of the organization as well as to ensure smooth transitions in leadership roles when executives depart or retire. Developing a robust succession plan helps organizations identify and prepare internal talent to step into key positions, reduce disruptions and maintain continuity in operations.

The HRC Committee has begun executing CEO succession planning with a third-party partner. The HRC Committee has also implemented a full executive team succession plan focused on identifying key internal talent and high potential individuals, and mitigating plans in the case of a talent gap. Where necessary,

4 Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. Adjusted EBITDA is a non-IFRS measure. This measure is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company refers the reader to the “Non-IFRS and Other Financial Measures” section of the 2023 MD&A, which section is incorporated by reference herein, and to the section entitled “Appendix – Non-IFRS and Other Financial Measures” of this Circular, for definitions and reconciliations of these measures to the most directly comparable IFRS measure (as applicable). The 2023 MD&A is available at https://investors.nuvei.com and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

development opportunities have been identified and development plans have been put in place to ensure the growth and retention of such talent.

The HRC Committee strongly believes that by investing in succession planning, Nuvei can cultivate a pipeline of competent leaders, mitigate risks associated with sudden leadership changes, and align talent development with organizational goals. Our succession plan ensures a smoother transition process and contributes to the long-term success of Nuvei.

Peer Group Refresh

Following our acquisition of Paya, and at the recommendation of our Compensation Consultant, we refreshed the peer group we use for executive compensation benchmarking to ensure our compensation program is well positioned in the market. The companies forming part of our Peer Group consist of similar industry public companies with comparable revenue size, revenue growth, market capitalization, complexity of operations and employee populations.

Ownership Guidelines, Clawback Policies and Compensation Risk Assessment

As part of our prudent compensation risk management practices, in 2021, we implemented several policies and actions to mitigate potential inherent risks associated with our executive compensation programs. Notably, we adopted a robust Misconduct Clawback Policy and Ownership Guidelines. In addition, in 2023, we adopted a Recoupment Clawback Policy as required by SEC and Nasdaq rules. Also in 2023, we conducted an annual risk assessment of our compensation programs, with the assistance of our Compensation Consultant. With these initiatives, we believe we have sound practices in place to ensure our executive compensation program does not encourage excessive or inappropriate risk taking, but rather motivates our executives to focus on long-term sustained value creation for our shareholders.

2023 Long-Term Incentive Awards

Retaining and incentivizing our leadership team to drive and deliver sustainable long-term growth for the Company and its shareholders is a top priority for the Board.

In March 2023, we approved annual LTIP awards in the form of RSUs with a grant date fair value of $11 million to Philip Fayer, our Chair and Chief Executive Officer, and with a grant date fair value of $10 million to Vicky Bindra, our Chief Product and Operations Officer (of which $2.5 million was awarded specifically for retention purposes), considering an analysis from our Compensation Consultant and the prevalent long-term incentive compensation practices in our Peer Group. We also decided to grant, the entire awards in the form of RSUs based on a broader market practice observed in the previous 12 months and given continued macro-economic uncertainty and resulting challenges in designing long-term PSU plans. The objectives of these grants are to reward the achievement of sustained long-term market performance, align the interests of the NEOs with long-term shareholder value creation, and to promote retention. The size of these awards was aligned with the 70th to the 90th percentile of the annual LTIP grants awarded to senior executives in our Peer Group. We also approved a sign-on grant of RSUs for Caitlin Shetter valued at $1 million upon her appointment as Chief People Officer in April 2023. All of these RSUs vest in equal annual tranches over a three-year period.

As David Schwartz, our Chief Financial Officer, and Yuval Ziv, our President, had received their 2023 grants of RSUs ahead of the regular schedule in November 2022, they did not receive new LTIP awards in Fiscal 2023.

2024 Long-Term Incentive Awards

In line with our continuously evolving compensation program philosophy, in October 2023, the Board decided to introduce PSUs into our annual LTIP program. Accordingly, in February 2024, the Board determined that the 2024 annual LTIP grants to executives would be comprised of 70% RSUs and 30% PSUs.

Chair and Chief Executive Officer Philip Fayer did not receive any grant as he has voluntarily elected to forego any stock-based compensation, thereby further aligning his compensation with the interest of all shareholders.

Annual Bonus Redesign

During Fiscal 2023, we approved a formal bonus program to further align the interests of the executive leadership team towards common financial and strategic objectives, to have an equitable approach to drive Company and individual performance, and to align with market practices. The bonus program is now based on two components. The first, representing 80% of the program, is based on defined financial objectives, namely Organic revenue growth at constant currency5 and Adjusted EBITDA margin5, and the second, representing 20% of the program, is based on individual performance. The Board maintains discretion, however, over the final payout for each NEO. For Fiscal 2023 only, we added a Paya integration component to the program as a supplemental 20% potential payout composed of 10% for the achievement of financial objectives and 10% for the achievement of synergies. This was added to acknowledge the significant work required by the executive team to fully integrate Paya to achieve both targeted financial results and synergies.

Conclusion

In 2024, we will continue enhancing our executive compensation program, policies and practices to ensure that they support our long-term strategy and priorities, in alignment with our compensation philosophy and principles. This will include benchmarking of our executive compensation, reviewing performance targets and related payouts under our variable, pay-at-risk compensation plans to reinforce our pay-for-performance orientation, and assuring that our compensation policies follow sound risk management and good governance practices.

We believe that positive progress was made as it relates to executive compensation and the decisions we made in 2023 support our financial and strategic growth commitments for 2024 by retaining and incentivizing a highly skilled and experienced executive team that will continue to work on enhancing the long-term value of the Company going forward.

Sincerely,

David Lewin, Timothy A. Dent, Maren Hwei Chyun Lau and Daniela Mielke

Members of the HRC Committee

5 Organic revenue growth at constant currency and Adjusted EBITDA margin are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures” and the section entitled “Appendix – Non-IFRS and Other Financial Measures” of this Circular for further information. For purposes of the annual bonus program, Adjusted EBITDA margin represents Adjusted EBITDA (excluding Paya’s estimated contribution) as a percentage of Organic revenue at constant currency.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives and Philosophy

Our executive compensation program is designed to nurture an entrepreneurial and performance-oriented culture that promotes outstanding service and support to our business partners and customers. We aim to attract, motivate and retain top talent in a rapidly evolving industry and an extremely competitive labour market by providing competitive compensation and benefits to our executive officers. We also seek to encourage and reward the achievement of superior corporate and individual performance and to align executive officers’ incentives with long-term shareholder value creation. To achieve these objectives, our executive compensation program is designed to reflect the following key principles:

•	Attract, motivate and retain leaders that will continue to profitably grow our business

•	Drive superior performance by paying our executive officers in line with their performance against our business objectives

•	Align our executive officers’ interests with those of our shareholders

•	Reinforce an entrepreneurial and results-driven culture

•	Provide an appropriate balance between short-term and long-term incentives to ensure prudent risk taking and decision making

We will continue to evaluate our compensation philosophy and program as circumstances require and will review compensation on an annual basis. As part of this review process, we will be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if we were required to find a replacement for a key executive.

Overview and HRC Committee

One of the primary roles of the HRC Committee is to carry out the Board’s overall responsibility for executive compensation. In accordance with its charter, the HRC Committee is responsible for overseeing executive officer appointments, performance evaluations and succession planning. In that regard, the HRC Committee recommends the appointment of executive officers, annually reviews and assesses their performance against pre-approved corporate and individual goals and objectives and oversees the existence of appropriate succession planning systems and processes for the Chair and Chief Executive Officer and other executive officer and key senior management positions, including processes to identify, develop and retain potential successors. The HRC Committee also oversees the executive compensation program, which includes reviewing and recommending to the Board the Company’s executive compensation philosophy, principles, policies, programs and processes, with a view to nurturing an entrepreneurial and performance-oriented culture that promotes outstanding service and the creation of long-term shareholder value.

Accordingly, the HRC Committee considers and recommends annually to the Board, or as required, all forms of short-term and long-term compensation for the executive officers, including equity-based incentives and benefits. Finally, the HRC Committee reviews, monitors, reports and where appropriate, provides recommendations to the Board on the Company’s exposure to risks related to executive compensation policies and practices, if any, and identifies compensation policies and practices that mitigate any such risk. The charter of the HRC Committee is available on the Company’s website: https://investors.nuvei.com.

The HRC Committee is composed of four directors, all of whom are independent within the meaning of applicable Canadian securities laws and regulations, as well as the rules and listing standards of the Nasdaq, namely David Lewin (Chair), Timothy A. Dent, Maren Hwei Chyun Lau and Daniela Mielke. All members of the HRC Committee have working familiarity with compensation matters. The Board believes that the HRC Committee collectively has the knowledge, experience and background required to fulfill its mandate. The relevant experience of each member of the HRC Committee is described as part of their respective biographies, in the section entitled “Business of the Meeting – Election of Directors – Nominees”.

All members of the HRC Committee are independent and have experience in managing human capital and / or compensation matters.

Compensation Risk Management

The Board and the HRC Committee consider the implications of the risks associated with the Company’s compensation policies and practices as part of their respective responsibilities to monitor the Company’s exposure to such risks and identify compensation policies and practices intended to mitigate these risks. In this regard, the Board and HRC Committee review the Company’s compensation policies and practices with a view to ensure that they do not encourage an executive officer or individual to take inappropriate or excessive risks.

The HRC Committee conducts an annual compensation risk assessment with the assistance of its Compensation Consultant to identify potential risks associated with our compensation programs. The assessment for Fiscal 2023 concluded that current compensation programs and practices are not reasonably likely to have a material adverse effect on the Company.

There are various risk management practices in place to ensure our compensation programs do not encourage excessive risk-taking, but rather motivate our executives to focus on sustained long-term shareholder value creation.

The Company’s current compensation structure attempts to ensure that compensation and incentive plans do not promote management to take inappropriate or excessive risks based on:

•

An appropriate balance of fixed and variable (at-risk) compensation (sufficient variable compensation elements to motivate executive officers to produce superior corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking inappropriate or excessive risks)

•	An appropriate weighting of short- and long-term compensation (certain of which are based on different performance indicators, allowing risks to be spread over a broader time horizon)

•	The use of performance measures aligned with the Company’s business strategy and the creation of long-term value for shareholders

•	Quantitative and qualitative metrics used to determine executive officer awards under the Company’s short-term incentive compensation

•	Performance targets are reviewed, set and approved annually based on the annual business plan

•	Payouts under incentive plan awards are capped and there are no guaranteed minimum payouts

•

Board and HRC Committee’s discretion to adjust the amount, if any, of awards under the Company’s short-term incentive programs, to reflect business conditions, circumstances, and events not predicted when setting targets

•	Share ownership levels requiring executive officers to maintain a meaningful equity ownership in the Company

•	Prohibition on the hedging of equity-based compensation as detailed in the Company’s Trading Policy

•	Clawback Policies contributing to the alignment of the Company’s best interests with those of our Shareholders

•

Use of external compensation consultants to get an independent opinion on our executive compensation program to validate the program’s alignment with our pay-for-performance philosophy and competitive market practices

•	HRC Committee comprised entirely of independent directors

Compensation Governance

Clawback Policies

The Company has two Clawback Policies in place that provide our Board with the means to take action and mitigate compensation risk in the event of an accounting restatement, legal non-compliance, and intentional misconduct, among others.

We maintain two Clawback Policies: one mandates recoupment of officers’ incentive-based compensation in the event of an accounting restatement due to U.S. securities law noncompliance, as required by SEC and Nasdaq rules, and the other authorizes the Board to recoup from any employee who received equity compensation reimbursement of bonus, incentive, or equity-based compensation in case of a material restatement due to their gross negligence, intentional misconduct, or detrimental actions causing significant harm to the Company.

In 2023, the Board adopted the Company’s Financial Statement Compensation Recoupment Policy (the “Recoupment Clawback Policy”) in accordance with the requirements of Section 10D of the Exchange Act and Section 5608 of the Nasdaq rules. Under the Company’s Recoupment Clawback Policy, our HRC Committee will, to the extent permitted by law, recoup certain incentive compensation (cash and equity) received by the Company’s executive officers, in the event of a restatement of financial-based measures (regardless of whether detrimental conduct has occurred). In the case of a restatement of financial-based measures, the Board will reasonably promptly recover the amount by which the incentive compensation received exceeds the amount that would have been received if the error had not been made within the three years preceding the date on which the Board determines that the financial measure contains a material error. Key terms of the Recoupment Clawback Policy include:

•

Incentive-based compensation that an executive officer is granted, earned, or vested, wholly or in part, upon the attainment of a financial reporting measure is subject to recoupment under the Recoupment Clawback Policy. Base salary, time-based incentive awards, and discretionary bonuses are not subject to the Recoupment Clawback Policy;

•

Only current and former executive officers are subject to the Recoupment Clawback Policy, which includes our Chair and Chief Executive Officer, the principal financial officer, the principal accounting officer, any vice-president in charge of a principal business unit, division or function, and any other officer who performs a policy-making function for the Company; and

•

The incentive-based compensation subject to recovery is the gross (not after-tax) amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts.

On November 7, 2023, the Board amended the Company’s Misconduct Clawback Policy (the “Misconduct Clawback Policy”) to address the interplay between the Recoupment Clawback Policy and the Misconduct Clawback Policy by aligning applicable principles between the two Clawback Policies. The Misconduct

Clawback Policy, which applies to all current and former Nuvei executive officers (and other employees designated by the HRC Committee from time to time), allows the Board, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that it is in the Company’s best interest to do so, to require reimbursement, cancellation, repayment, recovery or clawback of all or a portion of the compensation received or after-tax gain realized by an executive officer or a former executive officer pursuant to awards made under the Company’s short-term and long-term incentive plans in the event of either of the following scenarios:

•

If there has been a restatement of the Company’s financial statements (other than a restatement caused by a change in applicable accounting rules or interpretations), and the amount of the incentive compensation paid or awarded to an executive officer or the gain realized by the executive officer would have been lower if it was calculated based on the achievement of certain financial results that were subsequently the subject of or affected by the restatement of the Company’s financial statements; or

•

If the executive officer engaged in misconduct (including fraud, negligence, or material non-compliance with legal requirements or the Company’s Code of Ethics) or breached the terms of any restrictive covenants in favour of the Company.

To date, the Company has not encountered a situation where a compensation recoupment or adjustment has been required in the circumstances described above.

Anti-Hedging Policy

Our directors and executive officers are, under the terms of our Trading Policy, prohibited from engaging in short sales, sale of a call option, purchase of a put option with respect to securities of Nuvei or any other derivative instruments, agreements, arrangements or understandings (known as hedging or equity monetization transactions) in which the director’s or officer’s economic interest and risk exposure in securities of Nuvei is changed. Similarly, the Company’s Code of Ethics prohibits all directors, officers and employees of Nuvei and its subsidiaries from engaging in transactions that hedge, limit or otherwise change such individual’s economic interest in and exposure to the full rewards and risks of ownership in Nuvei’s securities.

Our Trading Policy prevents our directors from engaging in transactions that hedge, limit or otherwise change such individual’s economic interest in and exposure to the full rewards and risks of ownership in Nuvei’s securities.

Compensation Consultant

In its mandate, the HRC Committee has the authority to retain and does retain, from time to time, the services of executive compensation consultants to provide independent advice on executive and director compensation and related matters. The HRC Committee also has the authority to determine and pay the fees of such consultants. In Fiscal 2022 and 2023, the HRC Committee used the services of the Compensation Consultant to provide expertise and advice in connection with (i) benchmarking and considerations for long-term incentive grants awarded to the Chair and Chief Executive Officer and other NEOs during the year, (ii) review of our Peer Group, (iii) providing market data and general trends with regards to short and long-term incentive practices, (iv) incentive plan design and (v) conducting the annual risk assessment of our executive compensation program.

The HRC Committee received confirmation from the Compensation Consultant as to its independence from the Company, taking into account a number of factors, including (i) the fact that it does not provide any services to Nuvei other than compensation advisory services, (ii) the amount of fees paid to the Compensation Consultant in comparison to its total revenue, and (iii) the Compensation Consultant’s formal conflict of interest policy. The Chair of the HRC Committee approves the provision of any services by the Compensation Consultant to the Company.

The aggregate fees billed by the Compensation Consultant in Fiscal 2023 and Fiscal 2022 for executive compensation-related services and all other services are as set out below:

Services Retained	Fiscal 2023	Fiscal 2022

Executive compensation related fees	$186,108	$129,540

All other fees	-	-

Total Fees	$186,108	$129,540

Peer Group

To meet Nuvei’s objectives of providing market competitive compensation to attract, motivate and retain top talent, the Company’s executive compensation plans are benchmarked against a Peer Group reviewed and approved by the HRC Committee on an annual basis. The companies forming part of the Peer Group consist of similar industry public companies with comparable revenue size, revenue growth, market capitalization, complexity of operations and employee populations to Nuvei. The specific criteria used in selecting the companies in the Peer Group selection are detailed below. In addition, the HRC Committee considered market data available through the Radford Technology salary survey in connection with determining equity- based awards for certain executive officers.

The Peer group includes public companies in industries similar to Nuvei, with similar financial and operational footprints and with which we compete for talent.

Primary Selection Criteria
Size	Revenue: 0.5x to 3.0x Nuvei’s revenue Market capitalization: 0.25x – 3x Nuvei’s market capitalization
Application Software
Systems Software
Data Processing Services
Industry	Consumer Finance
Financial Exchanges & Data
Interactive Media & Services
Internet & Direct Marketing Retail

Ownership & Headquarter	Public companies with headquarters in the U.S.
Country	Similar companies with employees in same countries as Nuvei’s talent (e.g., Canada, Israel)

Secondary Selection Criteria

Profitable / high growth companies
Initial public offering within last five years
Other Criteria	High market capitalization / revenue multiple
Payment technology companies
Talent competitors

During Fiscal 2023, based on recommendations from the Compensation Consultant, and taking into consideration the impact of the acquisition of Paya which meaningfully increased Nuvei’s overall size, revenue and revenue growth, the HRC Committee updated the composition of the Peer Group by adding new comparable peers and by removing peers that have been acquired or that are no longer public companies. As a result, based on the Peer Group selection criteria outlined above, the companies included in the Peer Group used by the HRC Committee for purposes of benchmarking executive compensation in Fiscal 2023 are listed below:

FY2023 Peer Group
Affirm Holdings	Global Payments	PTC
BILL Holdings	Green Dot	Shift4 Payments
DocuSign	HubSpot	Shopify
DraftKings	Lightspeed Commerce	Smartsheet
Dynatrace	Marqeta	SoFi Technologies
ExlService Holdings	Paycom Software	The Descartes Systems Group
Five9	Paylocity Holding	Toast
Flutter Entertainment	Paymentus Holdings	WEX
Flywire	Payoneer Global	Ziff Davis

The HRC Committee will continue to periodically review the Peer Group and the Peer Group selection criteria to ensure the companies selected still reflect the evolving business and scale of the Company, and will make changes as required.

Peer Group Financial Information(1)

	Revenue (in millions)	1-Year Revenue Growth	Market Capitalization (in millions)	Net Income (in millions)

25th Percentile	$858	18%	$3,543	$(206)

Median	$1,542	26%	$7,858	$(17)

75th Percentile	$2,369	37%	$13,744	$127

Nuvei	$981	19%	$2,294	$20

Nuvei Percentile Rank	29th	29th	12th	58th
(1)

Based on most recent financial data as provided by Capital IQ and extracted on October 5, 2023 for the companies in the Peer Group; for Nuvei, data is presented for the trailing twelve-month period ended October 5, 2023.

The HRC Committee, in accordance with its compensation philosophy, also periodically assesses how competitive the Company’s executive compensation is in order to make compensation-related decisions.

We do not have a formal pay positioning philosophy. However, in practice, we tend to target our total executive compensation above the market median and usually close to the 75th percentile. The HRC Committee views this approach as necessary to ensure the continued market competitiveness of the Company, in order to attract and retain the best talent in the industry, especially in light of the fierce competition in the Company’s industry and the current labour market.

Elements of Executive Compensation

The following section describes the elements of Nuvei’s executive compensation program, with particular emphasis on the process for determining compensation payable to our NEOs. For Fiscal 2023, the Company’s NEOs were:

•	Philip Fayer, Chair and Chief Executive Officer;
•	David Schwartz, Chief Financial Officer;
•	Yuval Ziv, President;
•	Vicky Bindra, Chief Product and Operations Officer; and
•	Caitlin Shetter, Chief People Officer.

The elements comprising the Company’s executive compensation program are determined in accordance with the Company’s compensation objectives and existing market practices. The Company’s compensation program for its NEOs consists primarily of the following elements:

COMPONENTS	FORM	KEY FEATURES	OBJECTIVES
Base salary	Cash	Fixed rate of pay with annual review based on competitive market data	Recognize the scope and responsibilities of the position, executive skills and experience, and reward individual performance

Short-term Incentives (Annual Bonus)	Cash	Mix of annual Company financial performance, individual, strategic and operational objectives tied to a respective area of responsibility and aligned with Company growth strategy	Reward the achievement of annual financial, operational and strategic objectives and drive superior Company and individual performance

Long-term Incentives	Performance share units Restricted share units Options	Mix of various medium to long-term compensation vehicles with time and/or performance vesting based on the achievement of financial metrics or share price hurdles	Align interests of our executives with shareholder value creation, reward the achievement of sustained long-term market performance and attract and retain key talent
Benefits, Retirement Plans and Perquisites	Group insurance coverage Retirement plans Cash allowances	Standard benefits (e.g., medical, life, disability), retirement and perquisites programs prevalent in a respective jurisdiction or required by local employment laws	Provide elements of health and financial security

Base Salary

Base salaries for NEOs are established based on the scope of their responsibilities, competencies, and their prior relevant experience, considering competitive compensation paid in the market for similar positions and the market demand for such NEOs. A NEO’s base salary is determined by taking into consideration the NEO’s total compensation package and the Company’s overall compensation philosophy.

Base salaries reflect the scope of executive responsibilities, experience, and performance, considering competitive compensation paid in the market.

The Board, upon recommendations from the HRC Committee, and in consultation with the Chair and Chief Executive Officer in the case of the other NEOs, reviews base salaries annually to ensure that they continue to reflect individual performance and market conditions, and approves merit increases or other adjustments, as deemed appropriate. Additionally, base salaries may be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities, as well as for market competitiveness.

In Fiscal 2023, the HRC Committee and the Board approved a base salary increase of 30% for Yuval Ziv as of December 1, 2023, following a market benchmarking analysis relative to the Peer Group for his role, and based on the criticality of his role at Nuvei. No other NEO base salary adjustments were made during Fiscal 2023.

Short-Term Incentives / Annual Bonus

Our compensation program for NEOs includes eligibility for annual cash bonuses. Such bonuses are designed to motivate our NEOs to work towards the achievement of the Company’s growth and profitability objectives, and to reward the attainment of such objectives on an annual basis.

The NEOs are eligible to earn an annual bonus based on a target bonus opportunity expressed as a percentage of base salary. Payout amounts can be higher or lower than target, ranging from 0% to 200% of the target amount depending on the assessment of the Company’s performance against defined financial objectives and of individual performance against pre-approved goals.

Annual bonus motivates and rewards the achievement of the Company’s growth objectives. The payouts can range from 0% to 200% of the target amount.

Furthermore, the Board maintains at all times the flexibility to grant additional discretionary bonuses and, as a risk mitigation measure, to modify, amend or terminate short-term incentive plans at all times, and to deviate from the plans or grant individual exceptions to reflect business conditions, circumstances, and events not predicted when setting business and financial objectives.

During Fiscal 2023, the HRC Committee approved a formal annual bonus program to (i) further align the interests of the executive leadership team towards common financial and strategic objectives, (ii) have an equitable approach to drive Company and individual performance, and (iii) align with market practices.

The bonus program is based on two components: Company financial performance and individual performance. Company financial performance, which represents 80% of the bonus program, is based on achievement against defined financial objectives, namely Organic revenue growth at constant currency6 and Adjusted EBITDA margin6. These financial metrics were selected as they reflect success in achieving the Company’s targets for growth and profitability. The remaining 20% of the bonus program is based on individual NEO performance against Board approved individual goals.

For Fiscal 2023, a Paya integration component was added to the program as a supplemental 20% target (for a total target of 120% of base salary for each NEO, except Caitlin Shetter whose total target payout was set at 95% of base salary), with 10% of the award based on the achievement of specific financial metrics and 10% based on the achievement of specific synergy milestones.7 This supplemental bonus target represents less than 8% of Fiscal 2023 total compensation for both the Chair and Chief Executive Officer and the other NEOs. In addition, the targets were set to require significant effort to achieve.

6 Organic revenue growth at constant currency and Adjusted EBITDA margin are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures” and the section entitled “Appendix – Non-IFRS and Other Financial Measures” of this Circular for further information. For purposes of the annual bonus program, Adjusted EBITDA margin represents Adjusted EBITDA (excluding Paya’s estimated contribution) as a percentage of Organic revenue at constant currency.

7 We are relying on an exemption available under applicable securities laws from the requirement to disclose these targets on the basis that their disclosure would seriously prejudice the Company’s interests.

For Fiscal 2023, the NEOs were eligible for the following target and maximum bonus payouts:

Name and Principal Position	Target Bonus (as a % of base salary)	Paya Integration Bonus for Fiscal 2023 Only (as a % of base salary)	Total Target Bonus for Fiscal 2023 (as % of base salary)	Maximum Bonus (as a % of base salary)
Philip Fayer Chair and Chief Executive Officer	100%	20%	120%	200%

David Schwartz Chief Financial Officer	100%	20%	120%	200%

Yuval Ziv President	100%	20%	120%	200%
Vicky Bindra Chief Product and Operations Officer	100%	20%	120%	200%

Caitlin Shetter Chief People Officer	75%	20%	95%	150%

Fiscal 2023 Annual Bonus Payouts

For Fiscal 2023, the HRC Committee and the Board set the following financial objectives for purposes of the annual bonus program:

Measure	Threshold	Target		Maximum

	80%	100%		200%

Organic revenue growth at constant currency(1)	8%+ YoY	10%+ YoY		19%+ YoY

Adjusted EBITDA margin(1)			39.5%(1)
(1)

Organic revenue growth at constant currency and Adjusted EBITDA margin are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. For purposes of the 2023 annual bonus program, Adjusted EBITDA margin represents Adjusted EBITDA (excluding Paya’s estimated contribution) as a percentage of Organic revenue at constant currency. Nuvei does not disclose its Adjusted EBITDA margin target for the annual bonus program (which differs from Nuvei’s publicly disclosed Adjusted EBITDA margin insofar as it excludes Paya’s estimated contribution to Adjusted EBITDA), because it considers that the information would place it at a significant competitive disadvantage if such performance objective and target became known in the intensely competitive market in which it operates. This target was set to require significant effort to achieve. During Fiscal 2023, the payout for the financial components of the annual bonus represented 68% of each NEO’s total bonus payout, and less than 28% of each NEOs’ total compensation.

The Board and the HRC Committee then considered the actual results against the defined targets to determine the payout level for the financial performance component of the bonus program. For Fiscal 2023, Organic revenue growth at constant currency(1) was 9.33%, which was slightly below the 10% target (with Organic revenue at constant currency(1) of $922.0 million), while Adjusted EBITDA margin(1) (as calculated for purposes of the bonus program) was slightly below the target of 39.5%. As a result, the Board, upon the recommendation of the HRC Committee, approved an overall payout of 85% for the financial component of the bonus program. Considering that the financial component is weighted at 80% of the total bonus program, the final payout for the financial component of the bonus was 68%.

Measure	2023 Actual Results	Board Approved Final Payout	Weighting	Final Payout Factor

Organic revenue growth at constant currency(1)	9.33%	85%	80%	68%

Adjusted EBITDA margin(1)	< 39.5%(1)
(1)

Organic revenue growth at constant currency and Adjusted EBITDA margin are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. For purposes of the 2023 annual bonus program, Adjusted EBITDA margin represents Adjusted EBITDA (excluding Paya’s estimated contribution) as a percentage of Organic revenue at constant currency. Nuvei does not disclose its Adjusted EBITDA margin target for the annual bonus program (which differs from Nuvei’s publicly disclosed Adjusted EBITDA margin insofar as it excludes Paya’s estimated contribution to Adjusted EBITDA), because it considers that the information would place it at a significant competitive disadvantage if such performance objective and target became known in the intensely competitive market in which it operates. This target was set to require significant effort to achieve. During Fiscal 2023, the payout for the financial components of the annual bonus represented 68% of each NEO’s total bonus payout, and less than 28% of each NEOs’ total compensation.

With respect to the Paya Integration component and individual NEO performance, each representing 20% of the potential total target bonus payout for Fiscal 2023, the Board and the HRC Committee considered both the achievement of each NEO against their individual objectives and their respective contribution towards Paya integration targets. The Board and the HRC Committee have determined the actual achievement at 80% for all NEOs (except for Philip Fayer and Yuval Ziv) resulting in the final bonus payout at 100% of the annual target bonus. Philip Fayer received a bonus payout of 108% of base salary which was below the 120% target to reflect the actual financial performance of the Company and his individual contribution to the overall achievement of these results. Yuval Ziv received a bonus payout of 166% based on considerations for 2023 performance, market competitiveness and as a retention factor based on the importance of his role in the future growth of the Company.

The performance assessment was determined following meetings between the Board and the HRC Committee, and in consultation with the Chair and Chief Executive Officer for the other NEOs, whereby each objective was discussed in light of their accomplishments throughout the year. The following highlights our NEOs’ collective achievements for Fiscal 2023:

ACHIEVEMENTS

-  Reached new milestones with Total volume[8] increasing 59% to $203 billion and revenue increasing 41% to $1.2 billion.

-  Accelerated new wins and expanded our wallet share with customers such as Microsoft, TAP Portugal, InDrive and Radisson Hotels.

-  Expanded our platform into seven new geographies including Australia, Singapore and Brazil and further increased Nuvei’s presence in the APAC market with a new office opened in China.

-  Launched new products and capabilities to further differentiate our technology platform including:

○   extending our rich global catalog of alternative payment methods (APMs) to 680;

○   launching and certifying our unified commerce omnichannel offering in the US, Canada and UK;

○   enriching our authorization engine globally, resulting in higher approval rates;

○   in-sourcing backend processing in Canada;

○   receiving global certification under ISO ISO27001 and ISO27017 for information security management; and

○   launching our card issuing solution in thirty markets.

-  Increased Nuvei’s brand and visibility through a strategic sponsorship with Mercedes-AMG PETRONAS Formula One team.

-  Completed the $1.3 billion acquisition of Paya to further increase Nuvei’s portfolio of products.

-  Successfully integrated Paya employees within Nuvei’s teams, ensuring key talent engagement and retention.

-  Delivered cost synergies related to the integration of Paya.

-  Refinanced our long-term debt resulting in the extension of the maturities to 2028 on our revolving facility and 2030 on our term debt.

-  Executed on capital allocation strategy with:

○   Share repurchases of 1.4 million shares;

○   Cash dividends of $28 million declared and paid; and

○   Long term debt repayments of $128 million, lowering Nuvei’s combined leverage ratio[9] to 2.5x as at December 31, 2023.

8 Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company.

9 Combined leverage ratio is a non-IFRS ratio. This ratio is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company refers the reader to the “Non-IFRS and Other Financial Measures” section of the 2023 MD&A, which section is incorporated by reference herein, and to the section entitled “Appendix – Non-IFRS and Other Financial Measures” of this Circular, for a definition and reconciliation of Combined leverage ratio to the most directly comparable IFRS measure.

Accordingly, actual bonus payouts as a percentage of each NEO’s base salary for Fiscal 2023 were as follows:

Name and Principal Position	Target Bonus Payout (as a % of base salary)	Total Target Bonus Including Paya Integration Portion for Fiscal 2023 (as % of base salary)	Actual Bonus Payout (as a % of base salary)

Philip Fayer Chair and Chief Executive Officer	100%	120%	108%

David Schwartz Chief Financial Officer	100%	120%	100%

Yuval Ziv President	100%	120%	166%

Vicky Bindra Chief Product and Operations Officer	100%	120%	100%

Caitlin Shetter Chief People Officer	75%	95%	75%

Finally, during Fiscal 2023, the Board, upon the recommendation of the HRC Committee, determined that it would be appropriate to award additional discretionary bonuses related to the Paya acquisition to Philip Fayer and David Schwartz in the amount of $500,000 and $350,000, respectively, to recognize their significant contributions and efforts required to complete the transaction.

Long-Term Incentives

Equity-based awards are a variable element of compensation that allows us to reward our NEOs for their sustained contributions to the Company. In our industry, where competition for top talent is fierce, we rely heavily on equity awards to not only reward our NEOs’ superior performance but to attract, motivate and retain them to continue to execute on our long-term strategic initiatives and deliver sustained YoY growth.

Our long-term incentive programs motivate our executives in delivering strong long-term corporate performance, thus creating sustained shareholder value over time, and serve as a key attraction and retention tool.

To this end, we believe that Options, RSUs and PSUs provide our NEOs with a strong link to long-term corporate performance and the creation of shareholder value.

Historically, the Company has made equity-based awards to NEOs by issuing Options under the Company’s Legacy Option Plan. In connection with our TSX Listing, we amended the Legacy Option Plan to align it with the requirements of the TSX. No further awards were made under the Legacy Option Plan. In addition, in connection with the TSX Listing, the Company adopted the Omnibus Incentive Plan, providing for awards to be made to eligible directors, officers, employees and consultants. See “Long Term Incentive Plans” for further information.

In connection with the grants of equity-based awards, the HRC Committee determines the type of grant, grant size and terms to be recommended to the Board. Previous grants are generally taken into account when determining the value of grants made in any given year.

Fiscal 2023 Long-term Incentive Grants

In March 2023, upon the recommendation of the HRC Committee, the Board approved annual LTIP awards of RSUs to Philip Fayer, Chair and Chief Executive Officer, with a grant date fair value of $11 million and Vicky Bindra, Chief Product and Operations Officer, with a grant date fair value of $10 million (of which $2.5 million was awarded specifically for retention purposes). These RSUs vest in equal annual tranches over a three-year period. The objectives of these grants are to reward the achievement of sustained long-term market performance, align the interests of these NEOs with long-term shareholder value creation, and to promote retention. The grants were approved based on an analysis from the Compensation Consultant, considering the prevalent long-term incentive compensation practices in our Peer Group. The size of these awards was aligned with the 70th to the 90th percentile of the annual LTIP grants awarded to senior executives in our Peer Group.

The Board also approved a sign-on grant of RSUs for Caitlin Shetter valued at $1 million upon her appointment as Chief People Officer in April 2023. These RSUs also vest in equal annual tranches over a three-year period.

As David Schwartz, Chief Financial Officer, and Yuval Ziv, President, received their Fiscal 2023 grants of RSUs ahead of the regular schedule in November 2022, as disclosed in last year’s circular, they did not receive LTIP awards in Fiscal 2023.

Fiscal 2024 Long-term Incentive Grants

In November 2023, the Board, upon the recommendation of the HRC Committee, approved annual LTIP awards for the NEOs to be granted in 2024. The value of the grants for the NEOs are as follows:

Name	Grant Date Fair Value ($)

David Schwartz Chief Financial Officer	$5,500,000

Yuval Ziv President	$10,000,000(1)

Vicky Bindra Chief Product and Operations Officer	$4,125,000

Caitlin Shetter Chief People Officer	$2,100,000
(1)

The original grant awarded in the amount of $7.5 million was adjusted upwards by the Board to an aggregate grant date fair value of $10 million, on the recommendation of the HRC Committee, to align Yuval Ziv’s award with the top end of the Peer Group in recognition of the importance of his role in long-term value creation at Nuvei.

The size and composition of each award was determined by the HRC Committee based on market data and analysis provided by the Compensation Consultant. The NEOs’ annual LTIP grants are positioned between the 70th and the 90th percentile of the annual LTIP grants for similar roles in our Peer Group. Moreover, the HRC Committee recommended that the Fiscal 2024 grants consist of 70% RSUs, which will vest in equal annual tranches over a three-year period, and 30% PSUs, which will vest upon the achievement of three-year Company financial objectives. Philip Fayer did not receive any grant as he has voluntarily elected to forego any stock-based compensation.

Fiscal 2021 Special Executive Equity Awards

In Fiscal 2021, the HRC Committee worked with the Compensation Consultant to design special equity awards for Philip Fayer, Chair and Chief Executive Officer, David Schwartz, Chief Financial Officer, and Yuval Ziv, President. These awards aimed to not only recognize these executives’ critical importance to the successful execution of our business strategy, but to promote their long-term retention considering the extremely competitive market conditions for experienced senior executives. Moreover, in the case of the Chief Executive Officer equity awards, which are entirely based on share price performance, payouts will only be delivered if significant shareholder value is created.

It is important to note that the value of Option-based awards and share-based awards disclosed in the Summary Compensation Table in this Circular reflects the estimated fair value of the awards on their respective date of grant. Accordingly, these values do not reflect the actual value of compensation to be received, if any, upon vesting or exercise, as applicable. Values can vary significantly from year to year based on fluctuations in share price, corporate performance and the timing of vesting or exercise, as applicable. Aggressive performance targets in combination with challenging market conditions has resulted in significant variability in long-term incentive awards since the date of grant of such awards, which had a meaningful impact on the awards’ current value. At any time after the grant date, Options may be well out-of-the money and units may vest at 0% or have little to no value. All Options and PSUs granted to Philip Fayer during Fiscal 2021 had nil intrinsic value since their date of grant. In addition, all Options granted to David Schwartz and Yuval Ziv during Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022, December 31, 2023 and on April 3, 2024. Accordingly, caution should be exercised when reviewing the estimated grant date fair values and total compensation reported in the Summary Compensation Table.

Chief Executive Officer Performance Equity Awards

On October 6, 2021, the independent members of our Board granted Philip Fayer a special equity award in the form of 665,000 PSUs and Options to purchase 2,200,000 Subordinate Voting Shares pursuant to the Omnibus Incentive Plan (the “Chief Executive Officer Performance Awards”). The Chief Executive Officer Performance Awards are subject to the satisfaction of both performance-based and time-based vesting conditions: the PSUs (the “PSU Award”) vest over three years, in three annual consecutive equal installments, the first occurring on the first anniversary of the grant date, subject to continued service and the achievement of a 50% increase over a base price of $123.14 per Subordinate Voting Share for a period of 45 consecutive trading days before December 31, 2024, and the performance options (the “Option Award”) vest in equal amounts per year over four years, subject to continued service and the achievement of 100% and 200% increases, respectively, over the exercise price of $123.14 per Subordinate Voting Share for a period of 45 consecutive trading days before the sixth anniversary of the grant date.

See “Executive Compensation – Compensation Governance – Clawback Policies” for details on the clawback provisions applicable to the Chief Executive Officer Performance Awards.

CFO and President Special Equity Awards

On September 2, 2021, the HRC Committee granted special equity awards to David Schwartz and Yuval Ziv in recognition of their overall importance at the Company and the critical need to retain and incentivize these experienced and highly motivated executives to carry out our long-term business strategy under the leadership of our Chair and Chief Executive Officer. Accordingly, David Schwartz and Yuval Ziv received Options to purchase 215,000 Subordinate Voting Shares and 350,000 Subordinate Voting Shares, respectively, with each Option having an exercise price of $120.05 per share (the “Retention Options”). David Schwartz’s Retention Options vest in equal annual increments over a four-year period, and Yuval Ziv’s Retention Options vest in equal annual increments over a five-year period. All Options granted to David Schwartz and Yuval Ziv during Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022, December 31, 2023 and on April 3, 2024.

Long-Term Incentive Plans

Omnibus Incentive Plan

The Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to the directors, executive officers, employees, and consultants of Nuvei and its subsidiaries, including RSUs, PSUs and DSUs. The Omnibus Incentive Plan is administered by the Board (which may delegate its authority to the HRC Committee), and the Board has the authority to interpret the Omnibus Incentive Plan, including in respect of any award granted thereunder. The following discussion is qualified in its entirety by the full text of the Omnibus Incentive Plan. Please refer to “Appendix – Omnibus Incentive Plan” for relevant details on the Omnibus Incentive Plan.

The Omnibus Incentive Plan is a rolling plan. The maximum number of Subordinate Voting Shares available for issuance under the Omnibus Incentive Plan may not exceed 15% of the Company’s issued and outstanding Subordinate Voting Shares and Multiple Voting Shares from time to time.

All of the Subordinate Voting Shares covered by grants which have been exercised, settled, expired, cancelled or forfeited become available for the purposes of awards that may be subsequently granted under the Omnibus Incentive Plan, and the number of Subordinate Voting Shares available to grant increases as the number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares increases.

During Fiscal 2023, an aggregate of 3,585,804 awards were granted under the Omnibus Incentive Plan, representing 2.57% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares of the Company as of December 31, 2023.

If an award under the Omnibus Incentive Plan is not exercised prior to the termination of such award, or not vested or delivered prior to the termination of such award due to the expiration, termination or lapse of such award, or settled in cash in lieu of settlement in Subordinate Voting Shares, the Subordinate Voting Shares in respect of such award will be available for awards to be granted thereafter pursuant to the provisions of the Omnibus Incentive Plan.

The following table sets out the annual burn rate for Fiscal 2023, Fiscal 2022 and Fiscal 2021 for each of the Omnibus Incentive Plan, Legacy Option Plan and Paya Equity Plan:

Burn rate	Fiscal 2023	Fiscal 2022	Fiscal 2021

Omnibus Incentive Plan	2.57%	2.49%	4.11%

Legacy Option Plan	-	-	-

Paya Equity Plan	-	-	-

The burn rate is calculated by dividing the number of Options and treasury-based RSUs, PSUs and DSUs granted during the applicable fiscal year by the weighted average number of Subordinate Voting Shares and Multiple Voting Shares outstanding for the applicable fiscal year.

As at December 31, 2023, 5,813,398 Options, 113,835 DSUs, 1,332,903 PSUs and 6,859,317 RSUs were outstanding (including, in each case, any related Dividend Share Units) under the Omnibus Incentive Plan. As a result, a maximum of 6,794,798 Subordinate Voting Shares remained issuable in the aggregate under the Omnibus Incentive Plan as of December 31, 2023, representing 4.87% of the total number of then outstanding Subordinate Voting Shares and Multiple Voting Shares. To date, all outstanding DSUs, PSUs and RSUs were granted on the understanding that they would be redeemable for shares to be issued from treasury.

Legacy Option Plan

The Company has previously granted Options to acquire Class B common shares to certain of the officers, employees and consultants of the Company and its subsidiaries under the Legacy Option Plan. In connection with a series of transactions and amendments to the Company’s share capital in advance of the TSX Listing, such Options became Options to acquire Subordinate Voting Shares and the Legacy Option Plan was amended to align with the requirements of the TSX. The Options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. Since the TSX Listing, no Options have been granted under the Legacy Option Plan nor will Options be granted thereunder in the future.

On November 7, 2023, the Board approved additional “housekeeping” amendments to the Legacy Option Plan and outstanding awards thereunder, which, among others, clarified, corrected or rectified any ambiguity, defective provision, error or omission, or amendments with respect to the vesting period of Options. Such amendments did not require the approval of the shareholders pursuant to the provisions of the Legacy Option Plan. Specifically, the amendments clarified that holders of Options may exercise their Options at any time until the applicable expiry date of such Options and may transfer or sell their shares of the Company received upon the exercise of their Options.

A total of 2,152,636 Options were outstanding under the Legacy Option Plan as of December 31, 2023, and the Subordinate Voting Shares issuable upon exercise of such Options represented as of such date, in the aggregate, 1.54% of the total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

The Legacy Option Plan provides that appropriate adjustments may be made by the Board in connection with a reclassification, reorganization or other change of shares, a consolidation, a distribution, a merger or an amalgamation in order to maintain the optionees’ economic rights in respect of their Options, including adjustments to the exercise price and/or the number of Subordinate Voting Shares to which an optionee is entitled upon exercise of Options or permitting the immediate exercise of any outstanding Options that are not otherwise exercisable. The Legacy Option Plan includes terms and conditions required by the TSX for an equity incentive plan such as restrictions relating to amendment and restrictions on insider or individual participation.

Our Board is responsible for administering the Legacy Option Plan (subject to its right to delegate authority to a committee of the Board) and has the full and complete authority to interpret the Legacy Option Plan and to establish rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Legacy Option Plan.

Paya Equity Plan

On February 22, 2023, in accordance with the terms and conditions of the agreement and plan of merger dated January 8, 2023 (the “Merger Agreement”) among the Company, Pinnacle Merger Sub, Inc. (a wholly owned subsidiary of the Company) (“Merger Sub”) and Paya, the Company acquired all of the issued and outstanding shares of common stock, par value $0.001 per share, of Paya (“Paya Common Stock”), by way of merger of Paya and Merger Sub, with Paya surviving as a wholly owned subsidiary of the Company (the “Merger”). In connection with the Merger, the Paya Equity Plan and certain outstanding awards previously granted to eligible employees, consultants or non-employee directors of Paya under the Paya Equity Plan were assumed by the Company. Since the effective date of the Merger, no awards have been granted under the Paya Equity Plan nor can any awards be granted thereunder in the future.

At the effective time of the Merger, the portion of each in-the-money Option and restricted stock unit awards that was outstanding and unvested under the Paya Equity Plan (each, a “Paya Award”) was converted into a corresponding award with respect to Subordinate Voting Shares of the Company (with the number of Subordinate Voting Shares and the exercise price with respect to such award, if any, determined based on the applicable exchange ratio set out under the Merger Agreement), subject to the same vesting and exercisability terms, as immediately prior to the effective time of the Merger. As a result, 679,351 Subordinate Voting Shares remain reserved for issuance under the Paya Equity Plan and will be issuable upon the exercise or settlement of, the converted Paya Awards, representing, in the aggregate, approximately 0.49% of the total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as of December 31, 2023. Since the effective date of the Merger, no awards have been granted under the Paya Equity Plan nor can any awards be granted thereunder in the future.

Please refer to “Appendix – Paya Equity Plan” for relevant details on terms and conditions of the Paya Equity Plan.

Equity Compensation Plan Information

The following table provides details as at December 31, 2023 of compensation plans under which equity securities of Nuvei are authorized for issuance. Please refer to “Appendix – Omnibus Incentive Plan” for relevant details on the Omnibus Incentive Plan and “Executive Compensation – Long Term Incentive Plans” for a summary of the terms of the Legacy Option Plan and the Paya Equity Plan:

Plan category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon the exercise of outstanding options, warrants and rights) (#)

Equity compensation plans approved by securityholders

Omnibus Incentive Plan	14,119,453	78.09	6,794,798

Legacy Option Plan	2,152,636	6.26	-

Equity compensation plans not approved by securityholders

Paya Equity Plan	679,351	21.89	-

Total	16,951,440	57.86	6,794,798
(1)	Represents the weighted average exercise price of outstanding Options only.

The numbers shown in the table above assume that all outstanding RSUs, PSUs and DSUs will be settled through the issuance of one Subordinate Voting Share per RSU, PSU and DSU. The Subordinate Voting Shares reserved for issuance under the Omnibus Incentive Plan and Paya Equity Plan are reserved for the exercise of Options and the settlement of RSUs, PSUs or DSUs, as applicable, with Subordinate Voting Shares issued from treasury.

Pension Benefits

The Company’s compensation program for NEOs does not include defined benefit or defined contribution pension plans. Philip Fayer and David Schwartz are entitled to participate in the Company’s group RRSP available to all Canadian employees. The Company does not match any contributions made by NEOs to the RRSP.

However, the Company is required to pay to David Schwartz an annual amount equal to his maximum permissible RRSP contribution in addition to his base salary. The Company makes required contributions by law to Yuval Ziv’s personal retirement account under the Universal Pension Fund in Bulgaria, equal to 2.8% of his base salary, up to an annual maximum of BGN 1,142 (approximately $600). Caitlin Shetter and Vicky Bindra both participate in the employee company 401K plan and the Company matches 4% up to the maximum contribution allowed by the U.S. Internal Revenue Services.

Benefits and Perquisites

The Company offers certain benefits and perquisites to its NEOs based upon the regions in which they are located. The benefits can include coverage for, among other things, health, life and disability insurance by means of group insurance plans, and perquisites, such as car allowance. Some benefits increase in proportion with base salary and scope of responsibilities.

Share Ownership Requirements

On April 5, 2022, the Board adopted Ownership Guidelines following a recommendation of the HRC Committee and after consultation with our Compensation Consultant, pursuant to which executive officers are required to maintain minimum holdings of equity-based compensation according to their position. The Ownership Guidelines aim at ensuring that the financial interests of the executive officers remain aligned with those of shareholders while enabling such executive officers to share in the long-term growth and success of the Company.

Share ownership requirements align financial interests of our executive officers with those of our shareholders. Share ownership is set at five times annual base salary for the Chair and Chief Executive Officer and one time annual base salary for other executive officers. Only Multiple Voting Shares and Subordinate Voting Shares and vested PSUs, RSUs and DSUs are included.

Ownership requirements have been set at five times the value of the annual base salary for the Chair and Chief Executive Officer, and one time the value of the annual base salary for the other executive officers. For the purposes of assessing these Ownership Guidelines, Subordinate Voting Shares and Multiple Voting Shares are considered, together with vested RSUs, PSUs and DSUs.

The potential value of unvested RSUs, PSUs and DSUs and unexercised Options are not taken into account. Equity interests held by the executive officers are valued on the first trading day of the fiscal year using the higher of (i) the closing price of the Subordinate Voting Shares as reported on the Nasdaq or the TSX on the last trading day of the prior fiscal year and (ii) the 20-day volume-weighted average closing price of the Subordinate Voting Shares on the Nasdaq or the TSX ending on the last trading day of the prior fiscal year. Executive officers have a period of five years from (i) the date of appointment to a position subject to the Ownership Guidelines or (ii) April 5, 2027, being five years from the date the Ownership Guidelines were adopted, whichever is later, to attain the applicable Ownership Guidelines, and must maintain such minimum Ownership Guidelines for as long as they remain an executive officer. In addition, a newly appointed Chief Executive Officer must hold a minimum of one-time their annual base salary after one year of service. Further, the Chief Executive Officer is also required to maintain their minimum Ownership Guidelines level until one year after cessation of employment.

Once an executive officer satisfies the requirement, such executive officer is required to increase their holdings of equity interests to return to the required minimum ownership level within a period of one year in the event of subsequent fluctuations in the market price of the Subordinate Voting Shares causing a decrease in the value of such holdings. The HRC Committee monitors executive officers’ share ownership to assess whether the Ownership Guidelines are met. In the event an executive officer fails to achieve the applicable ownership requirement within the prescribed time period, they will be required to retain a minimum of 50% of the after-tax number of Subordinate Voting Shares resulting from the vesting, exercise or settlement, as applicable, of RSUs, PSUs, DSUs and Options.

The following table highlights the minimum holding requirements as a multiple of base salary applicable under the Ownership Guidelines, for each of the NEOs, as well as the total number and market value of Subordinate Voting Shares and vested RSUs or PSUs held by such NEOs as of December 31, 2023:

Name and Principal Position	Share Ownership Requirements		Total Number of Subordinate and Multiple Voting Shares(2) (#)	Market Value of Subordinate and Multiple Voting Shares(3) ($)	Total Number of Vested Share Units(4) (#)	Market Value of Vested Share Units ($)	Total Market Value(3) ($)	Total Market Value as	Ownership Guidelines Met (Yes or No)
	As a Multiple of Base Salary	($)(1)						Multiple of Salary ($)
Philip Fayer Chair and Chief Executive Officer	5x	3,219,000	27,982,314	734,815,566	0	0	734,815,566	228	Yes
David Schwartz Chief Financial Officer	1x	400,469	35,213	924,693	143,775	3,775,534	4,700,228	12	Yes
Yuval Ziv President	1x	650,000	36,531	959,304	201,358	5,287,658	6,246,962	10	Yes
Vicky Bindra Chief Product and Operations Officer	1x	580,000	0	0	23,854	626,417	626,417	1	Yes
Caitlin Shetter Chief People Officer	1x	350,000	1,749	45,929	0	0	45,929	0	N/A(5)

(1)

The amount disclosed represents the applicable multiple of the annual base salary for each NEO. For Mr. Schwartz, the annual base salary, which is set in Canadian dollars, was converted to U.S. dollars using the 2023 annual average exchange rate of C$1.00 = $0.7409, which represents the exchange rate on December 29, 2023, being the last trading day of 2023.

(2)	Represents Multiple Voting Shares for Mr. Fayer and Subordinate Voting Shares for Messrs. Schwartz, Ziv and Bindra and Ms. Shetter.
(3)	Based on a price of $26.26 per Subordinate Voting Share, being the closing price of $26.26 per Subordinate Voting Share on the Nasdaq on December 29, 2023, the last trading day of 2023.
(4)	Includes all vested share-based equity entitlements, such as PSUs and RSUs.
(5)	Ms. Shetter has until April 17, 2028 to meet her Ownership Share Guidelines Requirement.

Chief Executive Officer Disclosed Versus Realized and Realizable Compensation: Look-Back Table

Given the long-term time horizon related to equity incentive awards, it takes time to confirm the alignment between our Chair and Chief Executive Officer’s compensation and shareholders’ return. The following table provides a lookback at the compensation awarded to our Chair and Chief Executive Officer for the past three years, comparing his total compensation as disclosed in the Summary Compensation Table to the actual value (realized and realizable) as of December 31, 2023.

The analysis illustrates that the executive compensation program has been performing as intended and the actual value of the Chair and Chief Executive Officer’s compensation is aligned with the experience of our shareholders, in general delivering similar or a lower return than that of our shareholders.

Fiscal Year	Total Compensation Disclosed(1)	Total Realized and Realizable Compensation at December			Period
			31, 2023
		Realized(2)	Realizable(3)	Total

2021	$112,308,349	$1,908,349	$0	$1,908,349	Jan 1, 2021 – Dec 31, 2023
2022	$16,149,448	$1,149,448	$1,168,659	$2,318,107	Jan 1, 2022 – Dec 31, 2023

2023	$12,846,206	$3,846,166	$8,086,971	$11,935,137	Jan 1, 2023 – Dec 31, 2023
(1)	Disclosed total compensation includes base salary, annual incentive, equity-based incentives and other compensation earned, as reported in the summary compensation table each year.
(2)

Realized Total Compensation includes base salary, annual bonus and other compensation earned as disclosed in the Summary Compensation Table and all actual gains realized from an Option exercise or a RSU and PSU settlement in a given fiscal year.

(3)

Realizable Total Compensation includes the value of all in-the-money stock options and all outstanding RSUs and PSUs (including Dividend Share Units thereon) as of December 31, 2023. The value of in-the-money options and outstanding RSUs and PSUs is calculated using the closing price of $26.26 per Subordinate Voting Shares on the Nasdaq on December 29, 2023. The value of PSUs granted under the Chief Executive Officer Performance Award is nil considering the closing price of $26.26 per Subordinate Voting Share on the Nasdaq on December 29, 2023 was below the share price hurdles triggering vesting of such PSUs under the Chief Executive Officer Performance Award. Further, the value of the PSUs granted in March 2022 was also nil since the threshold revenue growth target triggering the vesting of these PSUs was not achieved, and as such, all these PSUs were forfeited. Most of the realizable value is coming from the Option awards granted to Mr. Fayer prior to the TSX Listing, when the Company was private.

A significant portion of our Chair and Chief Executive Officer’s compensation is granted in the form of long-term equity-based incentives, which are calculated for purposes of the Summary Compensation Table based on grant date fair values, despite the fact that actual values will be realized only to the extent that any applicable performance targets are met and the Company’s share price increases. The table below illustrates the difference between the actual value (realized and realizable) and the grant date fair value of Option, PSU and RSU awards of the Chair and Chief Executive Officer as reported in the Summary Compensation Table below.

The actual realizable value of the long-term equity incentive awards granted to the Chair and Chief Executive Officer has been 93% lower than the grant date fair value of such awards as reported in the Summary Compensation Table. In the longer term, Chair and Chief Executive Officer’s compensation is directly affected by the Company’s share price performance, both negatively and positively. During the relevant period, our share price has been negatively affected by various factors and trends, many of which are unrelated to the Company’s financial and operational performance, such as continued economic uncertainty, rising interest rates, fluctuations in currency exchange rates, and geopolitical developments. Options, RSU and PSU awards directly correlate to the share price and are therefore aligned with shareholder returns.

Grant Date	Equity Type	Number of Units Granted(1) (#)	Number of Options(1) (#)	Exercise Price of Options ($)	Grant Date Fair Value(2) ($)	Actual Value (Realized and Realizable) at Dec 31, 2023(3) ($)

October 6, 2021	Performance Options	-	2,200,000	123.14	63,900,000	0

October 6, 2021	PSU	665,000	-	-	46,500,000	0

March 11, 2022	PSU	193,238	-	-	11,250,000	-

March 11, 2022	RSU	66,080	-	-	3,750,000	1,533,509

March 16, 2023	RSU	260,788	-	-	11,000,000	6,918,311

		Total (Grant Date Value vs Actual Value)			136,400,000	8,451,820

			Reported vs Actual Value (%)			6.2%
(1)

Represents all Options, PSU and RSU awards granted to Mr. Fayer. PSUs are reported at target. PSUs granted in March 2022 were forfeited since the threshold revenue growth target triggering the vesting of these PSUs was not achieved.

(2)	Represents the grant date fair value of respective equity awards as disclosed in the Summary Compensation Table.
(3)

Realized value on December 31, 2023 includes the value of all actual gains realized from an Option exercise or a RSU and PSU settlement (including Dividend Share Units thereon) related to the awards granted in the past three years. Realizable value includes the value of all in-the-money stock options and all outstanding RSUs and PSUs (including Dividend Share Units thereon) as of December 31, 2023, based on the closing price of $26.26 per Subordinate Voting Share on the Nasdaq on December 29, 2023, being the last trading day of 2023. The value of PSUs granted under the Chief Executive Officer Performance Award is nil, considering the closing price of $26.26 per Subordinate Voting Share on the Nasdaq on December 29, 2023 was below the share price hurdles triggering vesting of such PSUs under the Chief Executive Officer Performance Award. Further, the value of the PSUs granted in March 2022 was also nil since the threshold revenue growth target triggering the vesting of these PSUs was not achieved, and as such, all of these PSUs were forfeited.

Performance Graph

Cumulative Value of a C$100 Investment (Canadian dollars)

The following performance graph illustrates the cumulative return on a C$100 investment in the Subordinate Voting Shares, compared to the cumulative return on the S&P/TSX Composite Index for the period commencing on September 22, 2020, being the date of the TSX Listing, and ending on December 29, 2023, being the last trading day of Fiscal 2023.

	TSX Listing (September 22, 2020)	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023

Nuvei(1)	C$100	C$169	C$178	C$75	C$76

S&P/TSX Composite Index	C$100	C$107	C$131	C$120	C$130
(1)

C$100 invested in Subordinate Voting Shares on September 22, 2020, being the date of the TSX Listing (using the closing price of our Subordinate Voting Shares on the TSX on such date, and on December 31 of each respective fiscal year).

During the period commencing on the date of the TSX Listing up to the last trading day of Fiscal 2021, the cumulative shareholder return on an investment in the Subordinate Voting Shares was significantly above that of an investment on the S&P/TSX Composite Index, and was below that of an investment on the S&P/TSX Composite Index for Fiscal 2022. The trend shown by the performance graph represents a marked growth in the Company’s share price from the date of its TSX Listing until the last month of Fiscal 2021, and a decrease in the Company’s share price from the last month of Fiscal 2021 until the end of Fiscal 2022, which is reflective of market performance in general. Total annual compensation of the NEOs over the same period followed a similar trend, increasing during Fiscal 2021, significantly decreasing during Fiscal 2022 and remaining stable during Fiscal 2023. In Fiscal 2021, total annual compensation increased (a) due to exceptional Company performance during Fiscal 2021, resulting in the maximum annual bonus paid to several NEOs, (b) changes in the NEOs, with key management hires being appointed during Fiscal 2021 and their related hiring equity grants, and (c) special equity grants made to Philip Fayer, David Schwartz and Yuval Ziv to motivate them to continue making a significant impact on the Company’s performance and long-term value for our shareholders and to promote their retention in an extremely competitive market for experienced senior executives. During Fiscal 2023 and Fiscal 2022, total annual compensation remained significantly lower compared to Fiscal 2021, representing a more standard pattern of total annual compensation of the Company’s NEOs.

Our compensation program is aimed at ensuring that the compensation we pay to our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Nuvei, a substantial portion of compensation paid to our executive officers is in the form of long-term equity-based incentives such that the overall value of compensation paid to our NEOs is directly affected by our share price, which decreased by 24% between closing of the TSX Listing and the last trading day of Fiscal 2023.

Therefore, there is a strong correlation between the growth trend shown in the share performance graph above and the compensation levels our NEOs received during the period commencing on the closing of the TSX Listing up to the last month of Fiscal 2021, but no correlation during the period from the last month of Fiscal 2021 until the end of Fiscal 2022. For Fiscal 2023, total compensation to our NEOs decreased significantly relative to Fiscal 2022, showing more alignment with the trend in share performance during Fiscal 2023, which remained stable. Share price performance however is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our NEO compensation decisions.

Caution should be exercised when comparing TSR performance and total NEO compensation:

•

A significant proportion of NEO compensation is granted in the form of long-term equity-based incentives, which are calculated based on grant date fair values, despite the fact that actual values will be realized only to the extent that any applicable performance targets are met and the Company’s share price increases. In the longer term, NEO compensation is directly affected by the Company’s share price performance, both negatively and positively. Option, RSU and PSU awards directly correlate to the share price and are therefore aligned with shareholder returns. At any time after the grant date, Options may be well out of the money and units may vest at 0% or have little to no value. Aggressive performance targets in combination with challenging market conditions has resulted in significant variability in long-term incentive awards since the date of grant of such awards, which had a significant impact on the awards’ current value. All Options and PSUs granted to Philip Fayer, David Schwartz and Yuval Ziv during Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022, December 31, 2023 and April 3, 2024. As well, none of the PSUs granted to NEOs in Fiscal 2022 vested, since actual revenue growth in 2022 was below the minimum vesting threshold.

•

Although the graph compares the Company’s TSR performance to that of market indices, stock price performance has been affected by various factors and trends, many of which are unrelated to the Company’s financial and operational performance, such as economic uncertainty and industry trends, macroeconomic conditions, inflation, rising interest rates, fluctuations in currency exchange rates, volatility in digital assets industry, geopolitical developments, and labour shortages.

The Company’s executive compensation program is designed to support the Company’s strategic plan in the short term and to increase shareholder value over the long term by including base salary and short-term and long-term incentive awards.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates, for each of the NEOs, all awards outstanding as at December 31, 2023:

Name and Principal Position	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)

Philip Fayer Chair and Chief Executive Officer	138,936	47.21	7-Dec-30	0	979,757	8,086,977	0
	2,200,000	123.14	6-Oct-31	0
David Schwartz Chief Financial Officer	637,424	3.42	9-Sep-28	14,558,764	287,551	7,551,095	3,775,534
	52,164	47.21	7-Dec-30	0
	215,000	120.05	2-Sep-31	0
Yuval Ziv President	36,966	11.51	1-Aug-29	545,249	373,925	9,819,281	5,287,658
	357,143	17.22	16-Mar-30	3,228,573
	63,514	47.21	7-Dec-30	0
	350,000	120.05	2-Sep-31	0
Vicky Bindra Chief Product and Operations Officer	-	-	-	-	294,768	7,740,615	626,417
Caitlin Shetter Chief People Officer	7,770	17.99	16-Mar-32	64,258	47,489	1,247,061	0
(1)

The value of unexercised in-the-money Options is calculated based on the difference between the exercise price of the Option, that is set in U.S. dollars and the closing price of $26.26 per Subordinate Voting Share on the Nasdaq on December 29, 2023, the last trading day of 2023.

(2)

The number of units disclosed for Mr. Fayer includes 665,000 PSUs received under the Chief Executive Officer Performance Award in 2021, plus 6,799 Dividend Share Units accumulated on the RSUs. Otherwise, all other numbers of units reported in the table for all NEOs represent RSUs and Dividend Share Units accumulated thereon.

(3)

Based on a closing price of $26.26 per Subordinate Voting Share on the Nasdaq on December 29, 2023. The intrinsic value of PSUs for Mr. Fayer is nil considering the closing price of $26.26 per Subordinate Voting Share on the Nasdaq on December 29, 2023 was below the share price hurdles triggering vesting of such PSUs granted under the Chief Executive Officer Performance Award. Such PSUs remain outstanding and will settle in shares subject to achievement of the applicable share hurdles on or no later than December 31, 2024.

(4)

The 143,775 RSUs for Mr. Schwartz, 201,358 RSUs for Mr. Ziv and 23,854 RSUs for Mr. Bindra (which include, in each case, Dividend Share Units accumulated thereon) are vested but remain outstanding as of December 31, 2023. The market value is calculated based on the closing price of $26.26 per Subordinate Voting Share on the Nasdaq on December 29, 2023, the last trading day of 2023.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of the NEOs, a summary of the value of Option-based and share-based awards vested or of non-equity incentive plan compensation earned during Fiscal 2023:

Name	Option-based awards value vested(1) ($)	Share-based awards value vested(2) ($)	Non-equity incentive plan compensation value earned(3) ($)

Philip Fayer Chair and Chief Executive Officer	0	829,205	1,195,304

David Schwartz Chief Financial Officer	0	3,289,952	749,970

Yuval Ziv President	1,782,868	4,289,593	1,081,500

Vicky Bindra Chief Product and Operations Officer	0	472,611	580,000

Caitlin Shetter Chief People Officer	37,591	109,246	251,563
(1)

The value of Option-based awards vested during the year is calculated based on the difference between the exercise price of the option, set in U.S. dollars, and the closing price of the Subordinate Voting Shares traded on the Nasdaq on the day on which the Options vested. Such share price was $42.18 on the March 16, 2023 vesting date in the case of Mr. Ziv and Ms. Shetter. The value of Options that vested for Messrs. Fayer, Schwartz and Ziv on September 2, 2023, October 6, 2023 and December 7, 2023 was nil, since the closing price of the Subordinate Voting Shares traded on the Nasdaq on such date was below the Option exercise price of $120.05, $123.14 and $47.21 respectively.

(2)

The value of the RSUs (including Dividend Share Units) vested during the year is calculated based on the closing price per Subordinate Voting Share on the day on which such units vested. Specifically, the 22,027 RSUs and the 125 RSUs of Mr. Fayer vested on Mach 11, 2023 and on September 5, 2023 respectively, at a closing price of $37.54 and $18.51. The 30,837 RSUs, the 112,115 RSUs, the 175 RSUs and the 508 RSUs of Mr. Schwartz vested on March 11, 2023, November 8, 2023, September 5, 2023 and December 7, 2023 respectively, at a closing price of $37.54, $18.86, $18.51 and $22.53. The 30,837 RSUs, the 112,115 RSUs, the 28,500 RSUs, the 498 RSUs and, the 908 RSUs of Mr. Ziv vested on March 11, 2023, November 8, 2023, May 12, 2023, September 5, 2023 and December 7, 2023 respectively, at a closing price of $37.54, $18.86, $34.66, $18.51 and $22.53. The 23,747 RSUs and the 108 RSUs of Mr. Bindra vested on November 14, 2023 and December 7, 2023 respectively, at a closing price of $19.80 and $22.53. The 2,590 RSUs of Ms. Shetter vested on March 16, 2023 at a closing price of $42.18.

(3)	Amounts are equal to those shown in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” column in the Summary Compensation Table.

Stock Option Exercises in Fiscal 2023

The table below shows Options exercises by Philip Fayer during Fiscal 2023. Philip Fayer opted to hold all of the Subordinate Voting Shares received upon exercise of these Options.

Type	Exercised (#)	Grant date	Exercise price ($)	Exercise date	Share price at exercise ($)	Realized value at exercise ($)(1)
Options	102,835	September 21, 2021	2.80	November 14, 2023	18.72	1,637,133
(1)

Value realized upon exercise was determined by multiplying the number of Options exercised by the difference between the price of the Subordinate Voting Shares traded on the Nasdaq at the time of the exercise and the exercise price of the Options.

Summary Compensation Table

The following table sets out information concerning the compensation paid or awarded by the Company to the NEOs during Fiscal, 2023, Fiscal 2022 and Fiscal 2021.

The value of share-based awards and Option-based awards shown for NEOs reflects the estimated fair value of RSU and PSU awards or Options, as applicable, on their respective date of grant. Accordingly, this value has not actually been realized by our NEOs and the actual value realized, if any, may differ. Values can vary significantly from year to year based on fluctuations in share price, corporate performance and the timing of vesting or exercise, as applicable. Aggressive performance targets in combination with difficult market conditions have resulted in significant variability in these long-term incentive awards since their date of grant, which had a significant impact on the awards’ current value. All PSUs granted to Philip Fayer in Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022, December 31, 2023, and on April 3, 2024, and none of the PSUs granted to NEOs in Fiscal 2022 and 2023 vested, since actual revenue growth in 2022 was below the minimum vesting threshold. All Options granted to Philip Fayer, David Schwartz and Yuval Ziv during Fiscal 2021 had nil intrinsic value on December 31, 2021, December 31, 2022, December 31, 2023 and on April 3, 2024. At any time after the grant date, units may vest at 0% or have little to no value and Options may be well out-of-the money. Accordingly, caution should be exercised when reviewing the estimated grant date fair values and total compensation reported in the Summary Compensation Table. See the section entitled “Chief Executive Officer Disclosed Versus Realized and Realizable Compensation: Look-Back Table” for a summary of the actual value realized of RSU and PSU awards or Options by our Chair and Chief Executive Officer.

Name and Principal Position	Fiscal Year	Salary (1)(2) ($)	Share-based awards(3) ($)	Option- based awards(4) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (1) (6) ($)	Total compensation(1) ($)
					Annual incentive plans(5) ($)	Long-term incentive plans ($)
Philip Fayer Chair and Chief Executive Officer	2023	641,862	11,000,000	-	1,195,304	-	-	9,041	12,846,206
	2022	629,195	15,000,000(10)	-	515,040	-	-	5,213	16,149,448
	2021	653,199	46,500,000	63,900,000	1,250,000	-	-	5,150	112,308,349
David Schwartz Chief Financial Officer	2023	400,469	-	-	749,970	-	-	46,216	1,196,655
	2022	413,230	20,500,000(11)	-	332,292	-	-	26,600	21,272,122
	2021	418,686	-	9,099,315	418,686	-	-	26,874	9,963,561
Yuval Ziv(7) President	2023	512,500	-	-	1,081,500	-	-	31,002	1,625,002
	2022	500,564	20,500,000(11)	-	758,448	-	-	31,412	21,790,424
	2021	501,133	9,641,411	14,601,430	1,064,653	-	-	610	25,809,237
Vicky Bindra(8) Chief Product and Operations Officer	2023	580,000	10,000,000	-	580,000	-	-	2,424	11,164,746
	2022	78,077	2,400,000	-	116,000	-	-	-	2,594,077
	2021	-	-	-	-	-	-	-	-
Caitlin Shetter(9) Chief People Officer	2023	298,609	1,000,000(12)	-	251,563	-	-	-	1,550,172
	2022	-	-	-	-	-	-	-	-
	2021	-	-	-	-	-	-	-	-
(1)

Compensation of Messrs. Fayer and Schwartz is paid in Canadian dollars, and was converted to U.S. dollars for the table above at the exchange rate of C$1.00 = US$0.7978 for Fiscal 2021, C$1.00 = US$0.7685 for Fiscal 2022 and C$1.00 = US$0.7409 for Fiscal 2023, which represents, in each case, the average exchange rate over that period, except as detailed below. Compensation for Mr. Ziv is set in U.S. dollars, but paid in Bulgarian Lev, except as detailed below, and has been converted for the table above at the exchange rate of BGN1.00 = US$0.6047 for Fiscal 2021, BGN1.00 = US$0.5376 for Fiscal 2022 and BGN1.00 = US$0.5650 for Fiscal 2023, which represents, in each case, the average exchange rate over that period. Compensation for Mr. Bindra and Ms. Shetter is paid in U.S. dollars.

(2)

Mr. Fayer’s salary was increased to $643,800 as of March 1, 2022. The salary is set in U.S. dollars. The annual base salary of Mr. Schwartz was set at C$524,800 in 2021 and increased to C$540,500 in March 2022. The base salary of Mr. Ziv was set at $500,000 since 2021 and increased to $650,000 in December 2023. The annual base salary of Mr. Bindra was set at $580,000 upon his hire on November 14, 2022. The annual base salary of Ms. Shetter was set at $300,000 at the time of the closing of the Paya transaction on February 22, 2023 and was set at $350,000 upon her appointment as Chief People Officer on April 17, 2023.

(3)

The grant date fair value of the RSUs granted to Mr. Fayer on March 16, 2023 is based on the closing price of $42.18 per Subordinate Voting Share on the Nasdaq on March 16, 2023, while the accounting fair value of such RSUs is based on the closing price of $36.41 per Subordinate Voting Share on the Nasdaq on March 8, 2023, being the date of the Company’s earnings. The grant date fair value of the RSUs granted to Mr. Bindra on March 15, 2023 is based on the closing price of $40.89 per Subordinate Voting Share on the Nasdaq on March 15, 2023. The grant date fair value of the RSUs granted to Ms. Shetter on May 15, 2023 is based on the closing price of $34.66 per Subordinate Voting Share on the Nasdaq on May 15, 2023.

The grant date fair value of the RSUs granted to Messrs. Fayer, Schwartz and Ziv on March 11, 2022 is based on the closing price of $56.75 per Subordinate Voting Share on the Nasdaq on March 10, 2022, while the accounting fair value of such RSUs is based on the closing price of $49.76 per Subordinate Voting Share on the Nasdaq on March 8, 2022, being the date of the Company’s earnings release. The grant date fair value of the RSUs granted to Mr. Bindra on November 14, 2022 is based on the closing price of $33.88 per Subordinate Voting Share on the Nasdaq on November 14, 2022. The accounting expense for the PSUs granted to Messrs. Fayer, Schwartz and Ziv in Fiscal 2022 is nil, since the performance threshold required for the vesting of such PSUs was not achieved, and as such these PSUs have been forfeited. The grant date fair value of the PSU awards granted to Mr. Fayer under the Chief Executive Officer Performance Award in Fiscal 2021 is the same as the accounting fair value determined in accordance with IFRS 2 Share-based Payments, reflecting Monte-Carlo valuation model assumptions, specifically a share price volatility of 37% and 1.4 years to meet the market condition/price hurdles. See the section entitled “Chief Executive Officer Disclosed versus Realized and Realizable Compensation: Look-back Table” above for a summary of the actual value realized of RSU and PSU awards by our Chair and Chief Executive Officer.

(4)

No Option-based awards were granted in Fiscal 2023. The grant date fair value of the time-based Options was estimated using the Black-Scholes method (as it is the methodology also used for accounting purposes) based on the following assumptions:

Assumptions	Sept. 2, 2021 Grant (Mr. Schwartz)	Sept. 2, 2021 Grant (Mr. Ziv)	March 25, 2021 Grant

Risk-free interest rate	0.78%	0.78%	0.82%

Expected life	6.25 years	6.5 years	3.5 years

Expected volatility	34.8%	33.5%	32.5%

Dividend yield	0%	0%	0%

Grant Date Fair Value (per option)	$42.32	$41.72	$14.36

The grant date fair value of the performance-based Options granted to Mr. Fayer on October 6, 2021 was determined using a Monte Carlo valuation model, considering a share price volatility of 33% and 3.1 years to meet the first share price hurdle and 4 years to meet the second share price hurdle required for the Options to vest. The fair value on the grant date of Options is the same as the accounting fair value determined in accordance with IFRS 2 Share-based Payments. See the section entitled “Chief Executive Officer Disclosed versus Realized and Realizable Compensation: Look-back Table” above for a summary of the actual value realized of Options by our Chair and Chief Executive Officer.

(5)

The annual bonus for Fiscal 2023 for Mr. Fayer was determined in U.S. dollars ($695,304) in addition to a special bonus for the Paya transaction of $500,000. The bonus for Fiscal 2023 for Mr. Schwartz was paid in Canadian dollars, and was converted to U.S. dollars at a rate of C$1.00 = US$0.7409, representing the average exchange rate for the period. Mr. Schwartz also received a special bonus for the Paya transaction of $350,000. The bonus for Fiscal 2023 for Mr. Ziv was set in Euro, for an amount of EUR 1,000,000, and was converted to U.S. dollars at a rate of EUR1.00 = US$1.0815, representing an average exchange rate for the period.

(6)

NEOs did not receive perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary. The amounts disclosed for Philip Fayer and David Schwartz represent annual premiums the Company pays for the executive group insurance coverage, specifically medical, dental, disability and life insurance. The amount for Mr. Schwartz also includes a contribution to his personal RRSP in the amount of $21,642 in 2023, $21,387 in 2022 and $21,724 in 2021 (see “Pension Benefits” for further information). The amount disclosed for Mr. Ziv represents the Company contributions to his personal retirement account under the Bulgarian Universal Pension Fund (see “Pension Benefits” for further information). David Schwartz, Yuval Ziv and Vicky Bindra also received an amount representing the equivalent of the Dividend Share Units accumulated on the RSUs that vested in 2023, which correspond to 175 RSUs for Mr. Schwartz and 498 RSUs for Mr. Ziv at a closing price of $18.51 per Subordinate Voting Share on the Nasdaq on September 5, 2023, and to 648 RSUs for Mr. Schwartz, 908 RSUs for Mr. Ziv and 108 RSUs for Mr. Bindra at a closing price of $22.53 per Subordinate Voting Share on the Nasdaq on December 7, 2023.

(7)	Mr. Ziv was promoted to President on February 17, 2022.

(8)	Mr. Bindra joined the Company on November 14, 2022.

(9)	Ms. Shetter joined the Company at the time of the closing of the Paya transaction on February 22, 2023 and was appointed Chief People Officer on April 17, 2023.

(10)

Of this amount, $11.25 million represents the grant date fair value of PSUs which have since been forfeited and are therefore of nil value. The remainder represents the grant date fair value of the RSUs granted in March 2022.

(11)

Of this amount, $5.25 million represents the grant date fair value of PSUs which have since been forfeited and are therefore of nil value. The remainder represents the grant date fair value of the RSUs granted in March 2022 and those granted in November 2022, as an advance of the March 2023 annual grants and to address the unvested retention value gap associated with the outstanding equity awards held by these NEOs.

(12)

Ms. Shetter received RSUs as a sign-on grant for her appointment as Chief People Officer. The grant date fair value of the RSUs granted to Ms. Shetter on May 15, 2023 is based on the closing price of $34.66 per Subordinate Voting Share on the Nasdaq on May 12, 2023.

Employment Agreements, Termination and Change of Control Benefits

Philip Fayer, Chair and Chief Executive Officer

Mr. Fayer’s employment agreement provides that in the event Mr. Fayer is terminated other than for cause or in case of a constructive dismissal defined as either his title of Chief Executive Officer being changed, or his annual salary and other benefits being substantially reduced, he is entitled to receive 18 months of the average of the total compensation received in the two years prior to the year of his employment termination date.

Mr. Fayer’s employment agreement also contains non-competition and non-solicitation covenants which are in effect during the period of his employment and for 18 months thereafter.

In addition, the agreement provides that, for so long as such agreement is in force, the Company agrees to include Mr. Fayer in the list of nominees proposed as directors by the Company, by indicating such nomination in the management proxy circular for the election of directors of the Company.

In the event that the employment of Mr. Fayer is terminated other than for cause or resignation, or in the case of his death or disability, all vested portions of his Chief Executive Officer Performance Awards will expire on the earlier of (i) 90 days after the effective date of termination or other event; and (ii) the expiry date of such vested portion of his Chief Executive Officer Performance Awards, and all portions of his Chief Executive Officer Performance Awards that have not yet vested will expire immediately upon such termination or other event. In the event that the employment of Mr. Fayer is terminated for cause, all vested and unvested portions of his Chief Executive Officer Performance Awards will terminate effective as of the date of termination. If Mr. Fayer retires or resigns, all vested and unvested portions of his Chief Executive Officer Performance Awards will terminate effective as of the date of resignation.

In the event of a Change in Control (as defined in the Omnibus Incentive Plan) of the Company, any portion of the Chief Executive Officer Performance Awards for which the share price hurdle has not been previously satisfied will be deemed earned to the extent the price per share (plus the value of any other consideration received by our shareholders) pursuant to such change of control transaction equals or exceeds the share price hurdle applicable to such Chief Executive Officer Performance Awards. If the transaction price falls between the two price hurdles, a pro rata portion of the tranche that is subject to the higher of such two price hurdles will be deemed earned using linear interpolation, and any other portion of the Chief Executive Officer Performance Awards will be forfeited in its entirety.

David Schwartz, Chief Financial Officer

Mr. Schwartz’s employment agreement provides that in the event Mr. Schwartz is terminated other than for cause, death or incapacity, he is entitled to receive (i) 18 months of base salary, and (ii) an amount equal to 150% of the average annual bonus received in the two years prior to his termination date. Mr. Schwartz’s agreement also provides that he will continue to benefit from any entitlements under the Company’s group benefits plan (or receive an amount equal to the cost of acquiring equivalent private coverage) for up to 18 months following his termination date.

Mr. Schwartz’s employment agreement also contains a non-solicitation covenant which is in effect during the period of his employment and for 18 months thereafter.

Yuval Ziv, President

The employment agreement with Mr. Ziv may be terminated by either Mr. Ziv or the Company at any time with six months’ prior notice (or salary and benefits in lieu of notice by the Company), unless the Company terminates Mr. Ziv for cause, in which case he will not be entitled to notice or any severance pay.

Mr. Ziv’s employment agreement also contains a non-competition covenant which is in effect during Mr. Ziv’s employment and for 12 months thereafter. In addition, Mr. Ziv’s employment agreement contains a non-solicitation covenant, which is in effect during the period of his employment and for periods of either 12 or 24 months following his termination date, as it pertains to employees and business relationships of the Company, respectively. In the event Mr. Ziv resigns or is not terminated for cause, Mr. Ziv’s non-competition covenant is subject to a condition that the Company pay Mr. Ziv monthly compensation of $41,670 per month during the first six months of the non-competition period.

Vicky Bindra, Chief Product and Operations Officer

Under the employment agreement with Mr. Bindra, his employment may be terminated by either Mr. Bindra or the Company for any reason, with or without cause, with 60 days’ prior notice.

Mr. Bindra’s employment agreement provides that in the event he is terminated other than for cause, death or incapacity, he is entitled to receive (i) 12 months of base salary and (ii) the prorated annual bonus amount for the year in which the termination occurs.

Mr. Bindra’s employment agreement also contains non-competition and non-solicitation covenants which are in effect during Mr. Bindra’s employment and for 12 months thereafter.

Caitlin Shetter, Chief People Officer

Ms. Shetter’s employment agreement provides that in the event Ms. Shetter’s employment is terminated as a result of her resignation for good reason or by the Company without cause, she is entitled to receive (i) 6 months of base salary, and (ii) the prorated annual bonus amount for the year in which the termination occurs. Ms. Shetter’s agreement also provides that, should she elect continued coverage under the Consolidated Omnibus Budget Reconciliation Act, the Company will continue paying the same premium portion as prior to the termination date.

Ms. Shetter is also entitled to the reimbursement of the benefit premiums paid by Nuvei immediately prior to the termination date for 6 months after the termination date.

Ms. Shetter’s employment agreement also contains non-solicitation and non-competition covenants which are in effect during the period of her employment and for 6 months thereafter.

The following table shows the incremental payments that would be paid respectively to each NEO upon the occurrence of certain events, assuming the event took place on December 31, 2023:

Name	Event	Severance(1)(2) ($)	Options ($)	Share Units ($)	Total ($)
Philip Fayer Chair and Chief Executive Officer	Termination without cause or due to incapacity(3)	2,247,288	-	2,312,432	4,559,720
	Death(4)	-	-	8,086,971	8,086,971
David Schwartz Chief Financial Officer	Change of Control(5)	-	-	8,086,971	8,086,971
	Termination without cause or due to incapacity(3)	1,174,614	-	1,100,967	2,275,582
	Death(4)	-	-	7,551,095	7,551,095
	Change of Control(5)	-	-	7,551,095	7,551,095
Yuval Ziv President	Termination without cause or due to incapacity(3)	575,698	-	2,555,092	3,130,790
	Death(4)	-	-	9,819,281	9,819,281
	Change of Control(5)	-	1,291,409	9,819,281	11,110,690
Vicky Bindra Chief Product and Operations Officer	Termination without cause or due to incapacity(3)	580,000	-	1,812,453	2,392,453
	Death(4)	-	-	7,740,615	7,740,615
	Change of Control(5)	-	-	7,740,615	7,740,615
Caitlin Shetter Chief People Officer	Termination without cause or due to incapacity(3)	188,555	-	161,468	350,023
	Death(4)	-	-	1,247,061	1,247,061
	Change of Control(5)	-	51,406	1,247,061	1,298,467
(1)

Severance payments are calculated based on base salary as of December 31, 2023. For Mr. Fayer, the amount is based on the average of the total compensation earned in the two years prior to the year of termination. For Mr. Schwartz, the amount includes 150% of the average of his annual bonus paid in the two years prior to the year of termination, as well as an amount equivalent to the value of his group insurance. For Mr. Ziv, the amount includes the value of his pension contributions for 6 months and the amount of $41,670 per month in exchange for enforcement of his non-compete covenants per his employment agreement. Mr. Bindra and Ms. Shetter would respectively receive 12 months and 6 months of their base salary as of December 31, 2023. Ms. Shetter is also entitled to the reimbursement of the benefit premiums paid by Nuvei immediately prior to the termination date for 6 months after the termination date.

(2)

Severance for Messrs. Fayer and Schwartz would be paid in Canadian dollars, and has been converted to USD for the table above at the exchange rate C$1.00 = US$0.7561, which represents the exchange rate on December 29, 2023, being the last trading day of 2023. The severance for Mr. Ziv would be paid in Bulgarian Lev and has been converted at the exchange rate of 1BGN = US$0.5650, which represents the exchange rate on December 29, 2023.

(3)

Pursuant to the Omnibus Incentive Plan, vesting of PSUs, RSUs and Options will be accelerated on a pro rata basis over applicable vesting or performance period upon termination without cause or due to incapacity, except for the PSUs and Options granted to Mr. Fayer under the Chief Executive Officer Performance Award, with all such unvested Options cancelled on the termination date. The amounts shown for Options represent the value of unvested in-the-money Options and the amounts shown for share units represent the value of the unvested PSUs and RSUs (including Dividend Share Units thereon), based on a closing price of $26.26 per Subordinate Voting Share on the Nasdaq on December 29, 2023, being the last trading day of 2023. Unvested Options granted under the Legacy Option Plan are cancelled upon termination without cause or due to incapacity.

(4)

Pursuant to the Omnibus Incentive Plan, vesting of PSUs, RSUs and Options is accelerated upon the NEOs’ death, except for the PSUs and Options granted to Mr. Fayer under the Chief Executive Officer Performance Award, with all such unvested Options and PSUs cancelled on the date of death. Options granted under the Legacy Option Plan are cancelled upon death. The amounts shown for Options represent the value of unvested in-the-money Options and the amounts shown for share units represents the value of the unvested PSUs and RSUs (including Dividend Share Units thereon), based on a closing price of $26.26 per Subordinate Voting Share on the Nasdaq on December 29, 2023, being the last trading day of 2023. Unvested Options granted under the Legacy Option Plan are cancelled upon death.

(5)

In the event of Change of Control (as defined in the Omnibus Incentive Plan), acceleration of vesting of PSUs, RSUs and Options is one of several measures that the Board may decide to take in accordance with applicable provisions of the Omnibus Incentive Plan and is subject to the Board’s discretion based on all relevant factors and applicable circumstances. Under the Legacy Option Plan, in the event of a Trigger Event (as defined in the Legacy Option Plan, which definition encompasses a change of control), the Board has discretion to accelerate, in whole or in part, the vesting of any or all outstanding Options to provide that such outstanding Options would be fully vested and exercisable contemporaneously with the completion of the transaction resulting in the Trigger Event, amongst other measures. The table above assumes accelerated vesting of all outstanding PSUs, RSUs (including Dividend Share Units thereon) and Options (both under the Omnibus Incentive Plan and the Legacy Option Plan). In light of the closing price of $26.26 per Subordinate Voting Shares on the Nasdaq as at December 29, 2023, being the last trading day of 2023, relative to the share price hurdles applicable to the Chief Executive Officer Performance Award, it was assumed for purposes of this table that in the event of a Change of Control of the Company occurring on December 31, 2023, none of the PSUs or Options forming part of the Chief Executive Officer Performance Award would be deemed earned as a result of such Change of Control.

DIRECTOR COMPENSATION

The Company’s director compensation program is designed to (i) attract and retain the most qualified individuals to serve on the Board and its committees, (ii) align the interests of the directors with the long-term interests of the Company’s shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director.

The CGN Committee is mandated by the Board to review periodically the amount and form of compensation of Outside Directors. As part of this review, the CGN Committee considers the appropriateness of retaining independent consultants to advise its members on questions concerning director compensation.

In Fiscal 2022, the CGN Committee retained the Compensation Consultant to benchmark the compensation paid to Nuvei’s Outside Directors against market data gathered from the Company’s Peer Group (as it was then composed). Based on the results of the benchmarking study, which showed that Nuvei’s director compensation was positioned below the 25th percentile of the Peer Group, the CGN Committee recommended to the Board several adjustments to Outside Directors’ compensation that took effect as of the second quarter of Fiscal 2022. No changes to Outside Directors’ compensation have been made since then.

Philip Fayer has not and will not be entitled to any compensation as a director of Nuvei.

Annual Retainers

During Fiscal 2023, the annual retainers for Outside Directors were as follows:

Annual Retainer

Lead Director

Cash Retainer	$55,000

Equity Retainer	$185,000

Member of the Board

Cash Retainer	$45,000

Equity Retainer	$175,000

Committee Chair Retainer

Chair of the Audit Committee	$20,000

Chair of the HRC Committee	$15,000

Chair of the CGN Committee	$10,000

Additional Committee Member Retainer

Member of the Audit Committee	$10,000

Member of the HRC Committee	$7,500

Member of the GNC Committee	$5,000

The equity retainer is payable in DSUs. Each director may also elect to receive up to 100% of their cash retainer in the form of DSUs. The cash and equity retainers are payable on a quarterly basis with the number of DSUs to be issued being determined based on the volume-weighted average trading price of the Subordinate Voting Shares on the Nasdaq for the five trading days prior to each such issuance. While DSUs vest immediately, they are only paid out when a director ceases to be a member of the Board. Please refer to “Appendix – Omnibus Incentive Plan” for relevant details on the Omnibus Incentive Plan.

The Company does not offer a meeting attendance fee for Board members. The total retainer is deemed to be full payment for their role as director. An exception to this approach may be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

Directors are entitled to be reimbursed for reasonable travel and other expenses incurred by them in carrying out their duties as directors. Other than the payout of DSUs in accordance with their terms, there are currently no service contracts or agreements, or predetermined plans or arrangements, between the Company and any of the directors with respect to payments upon termination of their services as a director.

Share Ownership Requirements

On April 5, 2022, the Board adopted the Ownership Guidelines pursuant to which Outside Directors are required to maintain minimum holdings of equity. Each Outside Director is expected to hold at least five times the value of their annual Board retainer (including cash and equity retainers) in Subordinate Voting Shares and/or DSUs.

Equity interests held by the Outside Directors are valued on the first trading day of each fiscal year using the higher of (i) the closing price of the Subordinate Voting Shares as reported on the Nasdaq or the TSX on the last trading day of the prior fiscal year and (ii) the 20-day volume-weighted average closing price of the Subordinate Voting Shares on the Nasdaq or the TSX ending on the last trading day of the prior fiscal year.

Outside Directors are expected to achieve compliance with these guidelines by the later of (i) within five years of their date of appointment or election as a director of the Company, or (ii) April 5, 2027, being five years from the date the Ownership Guidelines were adopted, and to subsequently maintain such minimum ownership position for the duration of their tenure. In addition, newly appointed or elected Outside Directors must hold a minimum of one time the value of the annual Board retainer after one year of service.

The following table highlights the minimum holding requirements as a multiple of the annual Board retainer applicable under the Ownership Guidelines, for each of the Outside Directors, as well as the total number and market value of Subordinate Voting Shares and DSUs held by such Outside Directors as at December 31, 2023:

Name	Share Ownership
	Requirements		Total Number	Market Value
	As a Multiple of Annual Retainer	($)	of Subordinate Voting Shares (#)	of Subordinate Voting Shares(1) ($)	Total Number of DSUs (#)	Market Value of DSUs(1) ($)	Ownership Guidelines Met (Yes or No)

Timothy A. Dent	5x	525,000	-	-	13,854	337,345	N/A	(2)

Maren Hwei Chyun Lau	5x	525,000	-	-	12,988	316,258	N/A	(2)

David Lewin	5x	525,000	-	-	19,390	472,147	N/A	(2)

Daniela Mielke	5x	525,000	17,135	417,237	19,360	471,416	Yes

Coretha Rushing(3)	5x	525,000	-		4,028	98,082	N/A	(2)

Pascal Tremblay	5x	525,000	-	-	17,962	437,375	N/A	(2)

Samir Zabaneh	5x	525,000	5,770	140,500	16,123	392,595	Yes
(1)

Based on a price of $24.35 per Subordinate Voting Share, being the 20-day volume weighted average closing price of the Subordinate Voting Shares on the Nasdaq ending on December 29, 2023, being the last trading day of 2023.

(2)

As of April 3, 2024 and based on the closing price of $26.26 of the Subordinate Voting Shares on the Nasdaq on December 29, 2023, being the last trading day of 2023. Outside Directors are expected to achieve compliance with the Ownership Guidelines by the later of (i) within five years of their date of appointment or election as a director of the Company, or (ii) April 5, 2027 (being five years from the date the Ownership Guidelines were adopted).

(3)	Ms. Rushing was appointed to the Board on August 8, 2024.

Director Compensation Table

The following table indicates, for each Outside Director, a summary of the compensation received during or in respect of Fiscal 2023:

Name	Fees earned ($)	Share- based awards(1) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(2) ($)	Total compensation ($)

Timothy A. Dent	-	243,489	-	-	-	-	243,489

Michael Hanley(3)	32,308	74,712	-	-	-	-	107,019

Maren Hwei Chyun Lau	-	229,140	-	-	-	-	229,140

David Lewin	-	240,000	-	-	-	-	240,000

Daniela Mielke	-	243,489	-	-	-	-	243,489

Coretha Rushing(4)	4,000	83,283	-	-	-	-	87,283

Pascal Tremblay	-	220,000	-	-	-	-	220,000

Samir Zabaneh	-	241,978	-	-	-	-	241,978
(1)

Represents DSUs granted to Outside Directors for Fiscal 2023 on March 31, 2023, June 30, 2023, October 2, 2023 and January 2, 2024, the value of which is calculated based on the grant date fair value of the awards under the Omnibus Incentive Plan. The grant date fair value of share-based awards paid during Fiscal 2023 is calculated based on the weighted average trading price of the Subordinate Voting Shares on the TSX or the Nasdaq, as applicable, for the five trading days prior to the grant date. Certain Outside Directors have elected to receive some or all of their cash retainers in DSUs.

(2)	None of the Outside directors received perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their annual retainers.
(3)	Mr. Hanley ceased to be a director on May 26, 2023.
(4)	Ms. Rushing was appointed to the Board of Directors as of August 8, 2023.

Director Incentive Plan Awards

Outstanding Share-Based Awards

The following table indicates, for each Outside Director, all awards outstanding as of December 31, 2023(1):

Name	Share-based awards
	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)

Timothy A. Dent	-	-	363,806

Maren Hwei Chyun Lau	-	-	341,065

David Lewin	-	-	509,181

Daniela Mielke	-	-	508,394

Coretha Rushing	-	-	105,775

Pascal Tremblay	-	-	471,682

Samir Zabaneh	-	-	423,443
(1)

Including, for this purpose, DSUs that are credited in payment of the applicable portion of the Board retainer, and if applicable, committee retainers, earned for the quarter ended on December 31, 2023 and issued on January 2, 2024.

(2)

Represents the payout value of DSUs calculated based on a price of $26.26 per Subordinate Voting Share, being the closing price of the Subordinate Voting Shares on the Nasdaq on December 29, 2023, the last trading day of 2023.

CORPORATE GOVERNANCE

We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Company. We understand that sound corporate governance is essential to assisting Nuvei in achieving superior results in creating and maintaining long term shareholder value and we are committed to adopting and adhering to high standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at https://investors.nuvei.com, reflect this commitment and we review and revise these Guidelines on an ongoing basis.

As a Canadian reporting issuer with securities listed on the TSX, our governance policies and practices comply with all applicable rules adopted by the CSA, as well as the governance requirements of the TSX. In addition, as a reporting issuer in the United States with securities listed on the Nasdaq, we are subject to the governance requirements of the Nasdaq and the rules and regulations of the SEC. Since Nuvei is a “foreign private issuer”, as defined in SEC rules and regulations, we are entitled to follow

Sound corporate governance is essential to our achievement of superior results in creating and maintaining long term shareholder value.
Canadian corporate governance practices that differ from the corporate governance requirements applicable to U.S. domestic public companies listed on the Nasdaq.

Except as summarized in our Annual Report on Form 40-F, which was filed with the SEC on March 5, 2024 and is available on www.sec.gov, we follow most Nasdaq corporate governance standards. The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance. Our Board approved the disclosure of our corporate governance practices in this Circular on the recommendation of the CGN Committee.

Dual-Class Share Structure

Nuvei has three principal shareholders, Novacap, CDPQ, and Philip Fayer, Nuvei’s founder, Chair and Chief Executive Officer (the “Principal Shareholders”). Nuvei’s dual-class share structure, which consists of Subordinate Voting Shares and Multiple Voting Shares, has been in place since the TSX Listing. As at April 3, 2024, Novacap, CDPQ and Philip Fayer held approximately 40.17%, 23.21% and 36.62%, respectively, of Nuvei’s Multiple Voting Shares and 37.06%, 21.41% and 33.81%, respectively, of Nuvei’s outstanding voting rights. See “Voting Shares and Principal Holders Thereof”.

The Board believes that this dual-class share structure positions the Company to deliver long-term value for its shareholders and other stakeholders. The Board also believes that there are appropriate corporate governance structures, practices and procedures in place to ensure the Board’s independence from management and to ensure that actual or potential conflicts of interest between the Company and the Principal Shareholders are dealt with appropriately.

Independence of the Board

Majority Independent Directors

Our Board is comprised of eight directors, seven of whom are independent within the meaning of applicable Canadian laws and regulations, and the rules and listing standards of the Nasdaq. Our independent Board members are Timothy A. Dent, Maren Hwei Chyun Lau, David Lewin, Daniela Mielke, Coretha Rushing, Pascal Tremblay and Samir Zabaneh. The only non-independent member of our Board is Philip Fayer, our Chair and Chief Executive Officer.

The Board determines annually whether each member of the Board is independent in accordance with applicable securities legislation, taking into consideration the results of independence questionnaires completed by each director as well as other factual circumstances reviewed on an ongoing basis.

Chair and Lead Director

Philip Fayer, our Chief Executive Officer, is the Chair of the Board. The Board believes that combining the Chair and Chief Executive Officer positions under the strong leadership of Philip Fayer, Nuvei’s founder, is beneficial for the Company. Since the positions of Chair of the Board and Chief Executive Officer are held by the same person, and in recognition of the importance of independent Board oversight, the Board appointed Samir Zabaneh as Lead Director. See the section entitled “Position Descriptions” for a summary of the position descriptions of the Chair of the Board and of the Lead Director.

Interlocking Directorships

To maintain director independence and to avoid potential conflicts of interest, the Board has approved guidelines to limit interlocking directorships. Accordingly, unless otherwise determined by the Chair of the CGN Committee, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies. As at the date hereof, no director nominees serve together on the boards of other public companies.

Meetings of Independent Directors

To maintain independence from management, during every quarterly and special meeting of the Board, the independent directors hold in-camera sessions without the presence of management or non-independent directors. Such discussions are led by the Company’s Lead Director. During Fiscal 2023, nine (9) in-camera sessions of the Board were held. Similarly, each committee holds in-camera sessions without members of management or non-independent directors at every quarterly meeting and at special meetings when appropriate, under the chairmanship of the committee chair. The Audit Committee held four (4) in-camera sessions, the CGN Committee held five (5) in-camera sessions and the HRC Committee held five (5) in-camera sessions during Fiscal 2023.

Conflicts of Interest and Related Party Transactions

In accordance with applicable law, if a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a meeting of a committee of the Board, that director or officer may not be present at the time the Board or committee deliberates such transaction or agreement and abstains from voting on the matter, subject to certain limited exceptions provided for in the CBCA.

In addition, the CGN Committee monitors conflicts of interest (actual or perceived) of both the directors and officers in accordance with the Code of Ethics. The Code of Ethics requires that a statement be completed and signed by all employees, including senior management, as well as all directors, requiring any potential, apparent or real conflict of interest involving employees, management or directors to be disclosed.

Moreover, the Audit Committee is responsible for reviewing all actual or potential conflicts of interest as well as any related party transactions in accordance with the Company’s Related Person Transactions Policy. In reviewing and making recommendations regarding related party transactions, the Audit Committee will seek to ensure that the terms of any such transaction reflect those which would typically be negotiated between arm’s length parties, that any value paid in the transaction represents fair market value, and that the transaction is in the best interests of the Company.

In the case of any potential conflicts of interest involving directors, the Audit Committee reviews whether the relevant director or directors may vote on any matter involving such potential conflict. The completion of annual questionnaires by each director also assists in identifying possible conflicts of interest and related party transactions.

Board Charter

It is the duty of the Board to supervise the management of the Company’s business and affairs, with a view to its long-term interests. Although management conducts the day-to-day operations of the Company, the Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board, directly and through its committees and the Chair of the Board, provides direction to the executive officers of Nuvei, generally through the Chief Executive Officer.

The Board has adopted a written mandate describing, among other things, the Board’s role and overall responsibility for the Company’s strategic planning, risk management, capital management, internal controls and management information systems, executive compensation, human capital management, corporate governance and ethics, financial reporting, legal compliance and communications with Nuvei’s shareholders and the market. The Board is responsible for ensuring a strategic planning process is in place and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the longer-term opportunities and risks of the business. The Board also works with the executive officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning. The charter of the Board is reproduced in its entirety under “Schedule A - Charter of the Board of Directors” attached to this Circular. The Board reviews and assesses the adequacy of its charter on an annual basis and makes changes where necessary or appropriate.

Committees of the Board

To assist in the discharge of its duties, the Board has established three standing Committees: the CGN Committee, the HRC Committee and the Audit Committee. Each committee has a charter that sets out its responsibilities, qualifications for membership, structure and operations. Each committee reviews and assesses the adequacy of its charter on an annual basis and recommends changes for approval by the Board where necessary or appropriate. The committee charters are available on the Company’s website at https://investors.nuvei.com.

HRC Committee

The current members of the HRC Committee are Timothy A. Dent, Maren Hwei Chyun Lau, David Lewin, who serves as Chair, and Daniela Mielke. All current members of the HRC Committee are independent directors.

The HRC Committee is responsible for recommending to the Board the appointment, compensation, evaluation and succession planning for the executive officers of the Company, including Chief Executive Office and Chief Financial Officer.

The HRC Committee also oversees the Company’s executive compensation principles, policies and programs and is responsible for reviewing and evaluating the performance of the executive officers against preset goals and objectives approved by the HRC Committee. Human capital management matters relevant to the Company’s employees also fall within the scope of the HRC’s oversight including talent management, workplace health and safety, Company culture, employee engagement, pay equity, diversity, equity and inclusion and the general approach to broad-based compensation, benefits and employee growth and development practices.

CGN Committee

The current members of the CGN Committee are David Lewin, Maren Hwei Chyun Lau and Daniela Mielke, who serves as Chair. All of the current members of the CGN Committee are independent directors.

The CGN Committee is responsible for developing the Company’s approach to governance issues, policies and practices.

The CGN Committee also develops procedures and criteria for the selection of directors that include, amongst other things, reviewing the composition of the Board and its committees to ensure effective decision-making, regularly assessing the skills, business background, experience and diversity of each director, making determinations as to the independence of each candidate as well as assessing the performance of current directors who are eligible for nomination to the Board or appointment to any Board committees. The CGN Committee also oversees the development and implementation of a Board succession planning process, including succession planning for the Board Chair and committee chairs, and reviews criteria relating to tenure.

Orientation programs for new directors and continuing education opportunities for all directors are also mandated by the CGN Committee to enhance directors’ abilities and ensure that knowledge of the business remains current.

In addition, the CGN Committee oversees the implementation and monitors the effectiveness of the Board Diversity Policy. In collaboration with the Board and Audit Committee, it oversees and reviews the Company’s policies and practices with respect to ethics, integrity and ESG matters as well as the Company’s public reporting thereon.

Audit Committee

The current members of the Audit Committee are Timothy A. Dent, who serves as Chair, Daniela Mielke and Samir Zabaneh. All three of the members of the Audit Committee are independent within the meaning of applicable Canadian securities laws and regulations, Rule 10A-3 under the U.S. Exchange Act and the listing standards of the Nasdaq with respect to audit committee independence.

The Audit Committee Chair, Timothy A. Dent, has been identified as an “audit committee financial expert” as that term is defined under SEC rules, and possesses financial sophistication as defined under Nasdaq rules.

The Audit Committee is responsible for overseeing the accounting and financial reporting practices of Nuvei and the audit of Nuvei’s financial statements. The Audit Committee’s responsibilities also include the selection, recommendation, compensation and oversight of Nuvei’s independent auditor, as well as the oversight of its internal audit process and system of internal controls over financial reporting and disclosure. The Audit Committee is also responsible for overseeing compliance with applicable legal and regulatory requirements, enterprise risk assessment and management policies and processes, as well as establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters and overseeing the Whistleblower Policy and processes.

Position Descriptions

The Board, in collaboration with the CGN Committee, has developed and implemented written descriptions for the Lead Director, Chair of the Board and the chair of each committee of the Board. In addition, the Board, in conjunction with the Chief Executive Officer, has developed and implemented a written position description for the role of the Chief Executive Officer who is primarily responsible for the overall management of the business and affairs of the Company, including establishing the strategic and operational priorities of the Company and providing leadership for the effective overall management of the Company.

Chair of the Board

The Chair of the Board provides leadership to enable the Board to act effectively in carrying out its duties and responsibilities, and works with the executive officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning. In collaboration with the CGN Committee (and its chair), the Chair of the Board reviews and assesses the directors’ meeting attendance records and the effectiveness and performance of the Board, its committees (and their chairs) and individual directors. The Chair of the Board ensures that the Board works in a cohesive manner and enables open communication among its members. In collaboration with the Lead Director, the Chair also ensures that the Board is provided with the resources, including external advisers and consultants as considered appropriate, to permit it to carry out its responsibilities.

Lead Director

Recognizing the importance of independent Board oversight, Samir Zabaneh, an independent director, is the Lead Director of Nuvei. The Lead Director’s role consists of, among other things, (i) overseeing that the Board discharges its responsibilities, ensuring that the Board evaluates performance of management objectively and that the Board understands the boundaries between the responsibilities of the Board and of management, (ii) convening and presiding over meetings of the independent directors and communicating the results of these sessions, where appropriate, to the Board Chair, management or the Board, and (iii) generally serving as the principal liaison between the independent directors and the Board Chair, and between the independent directors and management.

In particular, the Lead Director is responsible for evaluating any conflicts of interest between the Company, the minority shareholders, and any major shareholders, and determining the process for dealing with the same.

The appointment of the Lead Director is part of the measures taken by the Board to ensure that adequate processes and structures are in place for the Board to function independently. The Lead Director is elected annually, upon recommendation of the CGN Committee, by a vote of the directors who qualify as independent directors.

Committee Chairs

The position description of each committee chair provides that each chair’s key role is to manage the affairs of their respective committee and ensure that the committee is properly organized and functions efficiently. Like the Board Chair, each committee chair is expected to provide leadership to enhance the committee’s effectiveness and must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the matters reviewed by, and on any decisions or recommendations of, their committee.

Chief Executive Officer

The Chief Executive Officer is responsible for managing the strategic and operational performance of the Company in accordance with the goals, policies and objectives set from time to time by the Board, including developing for the Board’s approval of the Company’s strategic plans and initiatives, in light of emerging opportunities and risks and with a view to the Company’s sustained profitable growth and long-term value creation, and presenting the Company’s annual financial plan to the Board. The Chief Executive Officer is also responsible for facilitating, together with the Lead Director and the chairs of the committees of the Board, effective and transparent interaction between management and the Board, for managing the operations of the Company, for assisting the Board with succession planning, and for representing the Company to its major stakeholders. The Chief Executive Officer has the responsibility of keeping the Board informed of important developments that may impact the Company or its industry.

Board Composition, Director Selection, Nomination and Succession

Under our Articles, our Board is to consist of a minimum of three and a maximum of eleven directors as determined from time to time by our Board. The directors are appointed at an annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our Articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors so appointed may not at any time exceed one-third of the number of current directors who were elected at the previous annual meeting of shareholders.

Director Selection and Nomination

Our CGN Committee is responsible for developing procedures and criteria for the selection and nomination of directors. In this regard, the CGN Committee seeks to maintain the size and composition of the Board in a way that achieves the optimal mix of skills and experience required to provide overall stewardship to the Company, in light of the Company’s strategic priorities.

As part of the selection and nomination process, the CGN Committee must take into account the nomination rights set out in the Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”) we entered into on October 4, 2021 with the Principal Shareholders. The Principal Shareholders’ nomination rights are as follows:

•

Philip Fayer (through his holding company, any member of his immediate family or any person controlled, directly or indirectly, by any such entity or individual) is entitled to designate two members of the Board and will continue to be entitled to designate such number of directors for so long as he holds more than 50% of the number of Multiple Voting Shares held by him upon completion of the TSX Listing (the “Fayer Listing Shares”). In the event that Philip Fayer ceases to hold at least 50% of the Fayer Listing Shares, Philip Fayer will be entitled to designate only one member of the Board. In the event that Philip Fayer ceases to hold at least 25% of the Fayer Listing Shares and that he is no longer acting as our Chief Executive Officer, he will lose the right to designate a member of the Board.

•

Novacap is entitled to designate two members of the Board and will continue to be entitled to designate such number of directors for so long as it holds at least 50% of the number of Multiple Voting Shares held by the Novacap group of companies upon completion of the TSX Listing (the “Novacap Listing Shares”). Novacap will be entitled to designate one member of the Board in the event that Novacap ceases to hold at least 50% of the Novacap Listing Shares. In the event that Novacap ceases to hold at least 25% of the Novacap Listing Shares, Novacap will lose the right to designate a member of the Board.

•

CDPQ is entitled to designate one member of the Board and will continue to be entitled to designate one member of the Board for so long as it holds at least than 25% of Multiple Voting Shares held by the CDPQ group of companies upon completion of the TSX Listing (the “CDPQ Listing Shares”). In the event that CDPQ ceases to hold at least 25% of the CDPQ Listing Shares, CDPQ will lose the right to designate a member of the Board. The nominee of CDPQ designated under the Investor Rights Agreement must be independent within the meaning of applicable Canadian and U.S. rules.

The Investor Rights Agreement also provides that, should the Company grant additional nomination rights in the future to an investor other than the Principal Shareholders, the Company will cause such other investor to exercise all voting rights under its control to vote in favour of the nominees of the Principal Shareholders, provided that such other investor may withhold from voting in favour of such nominees.

Finally, each nominee for election designated by any of the Principal Shareholders in accordance with the Investor Rights Agreement must receive a favorable recommendation of the CGN Committee. The current members of the Board designated by the Principal Shareholders are Philip Fayer for himself, David Lewin and Pascal Tremblay for Novacap, and Coretha Rushing for CDPQ.

In order to assist with the assessment of the skills and experience of director candidates and the needs of the Board as a whole, the CGN Committee uses the following skills matrix:

Experience, Expertise and Attributes
Payments, Financial Services and FinTech This experience is critical to oversight of Nuvei’s business and strategy in these complex and dynamic industries.	●	●		●	●	●	●	●

Technology and Innovation

Because Nuvei is a technology platform and digital payments company, we look for directors with a background in developing technology businesses, anticipating technological trends and driving innovation and product development.

	●	●	●	●	●	●		●

Global Business

Nuvei is a global business connecting merchants with their customers in over 200 markets worldwide so we look for directors who have experience in multinational organizations and who understand the challenges of operating in multiple countries with different business environments, economic conditions, cultures and regulatory frameworks.

	●	●	●	●	●	●	●	●

Senior Leadership

Significant senior leadership and/or Chief Executive Officer experience, with a practical understanding of organizations, processes, strategic planning and risk management to assess, develop and implement our business strategy and operating plan.

	●	●	●	●	●	●	●	●

Business Development, M&A and Strategy

This experience is relevant in helping Nuvei to identify strategic opportunities, grow its business, expand its value proposition, and assess whether potential acquisition targets and business partners are a good strategic and culture fit.

	●	●	●	●	●	●		●

Legal / Regulatory/ Governmental

Knowledge and experience with legal and regulatory issues, compliance obligations and governmental policies is relevant because we operate globally in a rapidly evolving legal and regulatory environment.

	●	●				●

Cybersecurity / Information Security

This experience is vital to protecting Nuvei’s technology infrastructure and payments platform, maintaining the trust of our customers and keeping customer information secure.

		●			●

Finance / Accounting /Risk / Financial Literacy This experience is relevant to the oversight of Nuvei’s capital structure, financing and investing activities, as well as our financial reporting and internal controls.

	●	●		●	●	●		●

Consumer / Sales/ Marketing/ Brand Management

Experience in developing strategies to grow sales and market share, build brand awareness and overall preference among customers and enhance Nuvei’s reputation is relevant to the growth of our business.

		●	●		●			●

Human Capital Management

This experience is vital to ensuring that Nuvei attracts, motivates, develops and retains qualified personnel, and fosters a corporate culture that encourages and promotes accountability, performance, diversity, inclusion, equity and belonging.

		●	●	●	●	●	●	●

Other Public Company Board Service

Service on a public company board provides insights about ensuring strong board and management accountability, protecting shareholder interests and observing appropriate governance practices.

					●	●	●	●

Environment, Social and Governance

This experience is relevant in helping Nuvei to manage and oversee environmental, social, corporate responsibility and sustainability risks and opportunities and impact and performance and their relationship to the Company’s business and strategy.

			●		●	●	●

The skills matrix outlines the desired complement of diverse qualifications, attributes, skills and experience that are important to and necessary for the proper functioning of the Board. The CGN Committee reviews the skills matrix periodically to ensure that it reflects the Board’s current needs and the Company’s strategic priorities. The matrix includes industry specific expertise, such as payments, financial services, fintech and technology, as well as business experience more broadly in such areas as business development, M&A, international business, cybersecurity, marketing, human capital management, legal, regulatory, compliance, and ESG. These areas of expertise are meant to dovetail with general qualifications and attributes the CGN Committee seeks in all directors and candidates, such as personal and professional ethics and integrity, senior executive leadership, sound business judgement and a willingness to devote the required amount of time to carry out the duties and responsibilities of Board service.

The CGN Committee recognizes that each director will contribute differently to the Board and will each bring particular strengths in different areas. While the skills matrix is an important tool in assessing Board candidates, the CGN Committee does not limit itself to considering only the specified areas of expertise or attributes in selecting candidates for new Board members. In order to identify candidates with the desired qualifications and attributes, the CGN Committee will conduct its own search and may also engage one or more qualified consultants to identify and/or recruit further qualified candidates for consideration. The CGN Committee will also consider the amount of time and resources that nominees have available to fulfill their duties as a member of the Board and assess any concerns relating to potential conflicts of interest, independence or time commitment that each nominee may present. The CGN Committee will also consider the Board’s priorities and objectives under the Board Diversity Policy, which will be integrated directly into the director search process if necessary (see the section entitled “Diversity and Inclusion” immediately below). The same process will be followed in connection with the selection of replacements for the designees of the Principal Shareholders, as and when they lose all or a portion of their nomination rights under the Investor Rights Agreement.

Diversity and Inclusion

We believe that having a diverse Board comprised of highly qualified directors from diverse backgrounds and a diverse executive team offers a depth of perspective and better reflects our relationship with our employees, shareholders, customers, business partners and other stakeholders as well as the geographic markets in which we operate. We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals.

Accordingly, in April 2022, the Board adopted a Board Diversity Policy, which sets forth our approach to achieving and maintaining diversity on our Board. For purposes of the Board Diversity Policy, the Board and the CGN Committee consider diversity in the broadest sense, including but not limited to: diversity with regards to attributes such as experience, perspective, education, background, race, gender, geography, sexual orientation, age, national origin, culture, language and other ethnic distinctions, as well as members of visible minorities, Aboriginal peoples (First Nations, Inuit and Métis), and persons with disabilities.

The Board Diversity Policy provides that in fulfilling its role in selecting new candidates for director nominations, the CGN Committee (i) considers candidates that are highly qualified based on their experience, education, expertise, judgement, personal qualities, and general and industry specific knowledge; (ii) considers the level of representation of women on the Board and other diversity criteria in light of the current needs, challenges, and strategic priorities of the Board when determining the optimum composition and balance for the Board as a whole; (iii) reviews potential candidates from a variety of backgrounds and perspectives collectively reflecting the strategic needs of the business and the nature of the environment in which the Company operates; and (iv) in order to support the specific objective of gender diversity, ensures that appropriate efforts are made to include women in any list of candidates being considered for a Board position. Additionally, the CGN Committee considers the Board’s diversity in its annual assessment of the Board’s performance and its periodic review of the size and composition of the Board.

The Company’s diversity objectives are further achieved through ensuring that diversity considerations are taken into account in executive officer succession planning, continuously monitoring and presenting annually to the Board the level of women, visible minorities, aboriginal persons and persons with disabilities represented on our Board and in our executive team, continuing to broaden recruiting efforts to attract and interview qualified diverse candidates, and ensuring that diversity is taken into account when identifying and fostering the development of high-potential individuals within the Company or when recruiting externally, including for senior management positions.

In May 2022, the Board approved a target pursuant to which the Company aspired to attain by the end of 2023, and thereafter maintain, a Board in which at least thirty percent (30%) of directors are women. Since the adoption of this target and with the appointment of Coretha Rushing, women now represent 37.5% of Board members and 37.5% of director nominees.

While the Company is committed to cultivating a diverse and inclusive culture, the Board considers merit, competence and suitability, as well as expected contribution to the Board or management’s performance, as the key drivers for Board and executive appointments (subject to the terms of the Investor Rights Agreement), and as such, at the present time it has not adopted specific targets regarding “aboriginal persons”, “members of visible minorities” and “persons with disabilities” (as such terms are defined in the Employment Equity Act (Canada)) in executive officer positions or as directors of the Company, or regarding women in executive officer positions of the Company, in light of its limited history as a public company, a relatively small management team and Board, and considering the nomination rights in the Investor Rights Agreement. Nevertheless, the Board has incorporated consideration of diversity into its governance practices as described in this Circular.

The following table presents the diversity of the Company’s Board members as of April 3, 2024:

Board Diversity Matrix (As of April 3, 2024)
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
	Part I: Gender Identity

Directors	3	5	-	-

	Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	2	-	-	-

LGBTQ+	-	-	-	-

Did Not Disclose Demographic Background	-	1	-	-

Diversity disclosure relies on voluntary self-identification by the candidates for election as directors and executive officers and therefore may not be entirely representative of the designated groups at the Board or in senior management.

The below table sets out the representation of the women, Aboriginal peoples (First Nations, Inuit and Métis), members of visible minorities and persons with disabilities within our Board and our executive officers, showing significant progress in the representation of both women and members of visible minorities within our Board:

	April 3, 2024		April 3, 2023

	Directors(1)	Executive Officers	Directors(2)	Executive Officers(2)

Women	3 (37.5% of Nuvei’s directors 37.5% of director nominees)	2 (22% of Nuvei’s executive officers)	2 (28.5% of Nuvei’s directors 28.5% of director nominees)	2 (25% of Nuvei’s executive officers)

Aboriginal peoples	-	-	-	-

Members of visible minorities	2 (25% of Nuvei’s directors) (25% of director nominees)	1 (11% of Nuvei’s executive officers)	1 (14% of Nuvei’s directors) (14% of director nominees)	1 (12.5% of Nuvei’s executive officers)

Persons with disabilities	-	-	-	-

Total number of directors or executive officers	8	9	7	8
(1)	All current directors are standing for re-election at the Meeting.
(2)	Based on Nuvei’s directors and executive officers as of April 3, 2023.

The Board Diversity Policy provides that the CGN Committee will assess the effectiveness of the Board nomination process at achieving the Company’s diversity objectives on an annual basis. A copy of our Board Diversity Policy is available on our website at https://investors.nuvei.com.

Outside Directorships

Certain members of the Board are currently directors of other issuers that are reporting issuers (or the equivalent) in Canada, the United States or another foreign jurisdiction, as described in “Election of Directors -Nominees”.

Directors are encouraged to limit the number of other boards on which they sit, and are expected to advise the Chairs of the Board and of the CGN Committee before accepting an invitation to serve on another board (public, private or not-for-profit) in order to allow the CGN Committee to assess whether the director would be involved in a real, apparent or potential conflict of interest and whether the director will be able to continue to devote sufficient time to the Company’s affairs. As well, the CGN Committee, when considering new Board nominees, takes into account other commitments of the nominees and their anticipated ability to participate actively at Board and committee meetings.

The CGN Committee considers the following guidelines, among others, in determining whether an existing director or director candidate is able to devote the requisite time and attention to the Company’s affairs:

•	directors should not hold more than five public company directorships, including Nuvei;

•	directors who are chief executive officers or other senior executives of public companies should not hold more than two public company directorships, including Nuvei;

•	Nuvei’s Chief Executive Officer may not hold more than two public company directorships, including Nuvei; and

•	directors may not sit on more than three public company audit committees, including Nuvei, without the consent of the CGN Committee and the Board.

The CGN Committee has the discretion to determine, in certain circumstances, whether a director is able to hold public company directorships that exceed the foregoing guidelines and will report its decision in that regard to the Board.

Furthermore, because of the Audit Committee’s demanding role and responsibilities, the Chairs of the Board and the CGN Committee must review any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on Nuvei’s Audit Committee. The Board then either requires a correction to the situation or makes the required disclosure that such simultaneous service does not impair the director’s ability to serve as a member of the Audit Committee.

Change in Principal Occupation

In order to maintain an optimal composition of the Board, a director must notify the Chairs of the Board and of the CGN Committee when their principal occupation or business association changes substantially from the position they held when originally invited to join the Board.

This will allow the Board and the CGN Committee to assess (i) the impact of the change in occupation on the composition of the Board, (ii) whether the director would be involved in a real, apparent or potential conflict of interest, and (iii) whether the director will be able to continue to devote sufficient time to the Company’s affairs.

Director Term Limits and Other Mechanisms of Board Renewal

While the Board recognizes the importance of undergoing a regular process of succession planning and renewal to help it maximize its effectiveness over the long-term, our Board has not adopted any formal policies imposing director term limits, mandatory age-related retirements, or other automatic mechanisms of board renewal. The Board believes that succession planning and renewal must focus on substance rather than the application of arbitrary limits that fail to take into consideration the special characteristics of the Company and its business, which operates in a highly complex, technical and regulated environment. In such a context, the Company believes that a lengthy Board tenure can enhance the directors’ understanding of the Company and its subsidiaries’ businesses, and their ability to bring a valuable contribution to the Board.

The Board nonetheless recognizes the importance of a balanced representation in terms of director tenure and age, and uses a rigorous director nomination and Board evaluation process to foster an appropriate level of renewal and diversity of perspectives at the Board level (with growing emphasis on achieving Board diversity). As part of that process, the CGN Committee considers a range of relevant factors, including the mix of skills and experience on the Board, the age and tenure of individual directors, whether there is a need to include new nominees with different skills, experiences and perspectives, whether there is adequate continuity of in-depth knowledge of Nuvei’s business and strategy, and the feedback on individual directors from the annual Board performance assessment process, which includes peer reviews. This flexible approach to board renewal allows the CGN Committee to consider each director individually as well as the Board composition generally to determine if the appropriate balance is being achieved to ensure the effectiveness of the Board. The Board believes that its approach to Board renewal has facilitated appropriate refreshment on the Board. Over the last two years, three new independent directors have been elected or appointed to our Board. Furthermore, any review of board renewal practices should include consideration of the nomination rights under our Investor Rights Agreement.

Advance Notice Requirements for Director Nominations

The Company has adopted an advance notice by-law (the “Advance Notice By-law”) for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice By-law is to (i) facilitate orderly and efficient annual or special meetings of shareholders of the Company, (ii) ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, and (iii) allow shareholders to register an informed vote. Among other things, the Advance Notice By-law fixes deadlines by which shareholders must submit director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

To be timely, a shareholder must give a valid notice to the Company:

(i)

in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the meeting, provided, however, that if the first public announcement of the date of the meeting (the “Notice Date”) is less than 50 days before the meeting date, notice by the nominating shareholder shall be made not later than the close of business on the 15th day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in NI 54-101) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

The by-laws of the Company, including the Advance Notice By-law, are available on the Company’s website at https://investors.nuvei.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Director Orientation and Continuing Education

Orientation

Nuvei expects each new director be fully knowledgeable about the Company and its business in order to be effective in their role. The CGN Committee reviews, monitors and makes recommendations with respect to director orientation and is responsible for ensuring that each new Board member fully understands the role of the Board and its committees, the Company and its business.

All newly elected directors are provided with all background materials and information necessary to fulfill their role as directors, such as the Company’s continuous disclosure documents, copies of the Board and committee charters, minutes of previous meetings of the Board, copies of the policies and procedures adopted by the Board and its committees, as well as information on the Company’s business, its strategic and operational business plans, its operating performance, its governance system, its compliance program and its financial position.

To complement such information package, new directors meet individually with the Chair and Chief Executive Officer, the Lead Director, the Chairs of the committees, individual directors and members of the senior management team and are briefed on the Company’s business and strategy, the role of the Board and its committees, and the contributions that individual directors are expected to make.

Continuing Education

The CGN Committee reviews, monitors and makes recommendations with respect to director continuing education opportunities designed to maintain or enhance the skills and abilities of the Company’s directors and to ensure that their knowledge and understanding of the Company’s business remains current, and ensures that directors are aware of such opportunities.

In order to assist directors in the continuous advancement of their knowledge of Nuvei’s business, senior management and, when appropriate, external advisors and consultants, make regular presentations to the Board on the main areas of the Company’s business, finances, operations and overall industry.

These presentations include highlighting significant regulatory developments, market conditions and trends that may impact the Company’s business and influence its strategy, as well as the key risks and opportunities the Company faces. Written materials and briefings are provided as appropriate to complement such presentations.

Directors are invited to provide input into the topics they wish to be covered in the education program, and management schedules presentations to cover such areas, which include presentations by external advisors and consultants when appropriate. Many of our directors sit on other boards of directors and are invited to share any best practices observed elsewhere with the CGN Committee.

In addition, directors receive a comprehensive package of information prior to each Board and committee meeting and are given access, through a secure electronic platform, to a comprehensive resource center containing key Company documents, policies and procedures. Directors are also encouraged to attend external conferences and educational programs at the Company’s expense to enhance their knowledge of the industries in which the Company carries on business as well as governance and director responsibilities.

Throughout Fiscal 2023, directors participated in continuing education presentations by Company representatives, or, from time to time, external consultants, and were provided with written materials related to, among other matters: industry, technology and regulatory developments; finance updates; Nuvei’s competitive landscape; cybersecurity and information security at Nuvei; director and executive compensation; Nuvei’s overall strategy; various aspects of corporate governance; the Company’s operations and results, and updates on and overviews of the Company’s value creation and acquisition strategy. More specifically, during Fiscal 2023, the Board attended the following director education sessions:

Educational Event	Date	Attendees

External presentation on the global payments ecosystem and competitive dynamics	May 9, 2023	All directors

Nuvei’s Chief of Data Analytics Officer presented an overview of Nuvei’s data analytics, fraud prevention and machine learning capabilities	August 8, 2023	All directors

Nuvei’s Chief Product and Operations Officer presented an overview of Nuvei’s project to insource the clearing, settlement and reconciliation of transactions in North America.	November 7, 2023	All directors

Nuvei’s Chief Information Security Officer provided a detailed report on the Company’s cybersecurity program	November 7, 2023	All directors

Ethical Business Conduct

Code of Ethics

The Board has adopted a written Code of Ethics applicable to all of our directors, officers and employees worldwide. The Code of Ethics, as amended, sets out our core values and standards of behaviour that are expected from our personnel with respect to all aspects of our business. The Code of Ethics sets out Nuvei’s mission and values, and provides guidelines for maintaining our integrity, reputation and honesty with a goal of honouring others’ trust in us at all times.

The Code of Ethics also provides guidance with respect to conduct in dealing with conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour.

Our Board has ultimate responsibility for the stewardship of the Code of Ethics and, in collaboration with the CGN Committee and Audit Committee, the Board reviews and monitors compliance with the Code of Ethics.

The full text of the Code of Ethics is available on our website at https://investors.nuvei.com and on Nuvei’s profile on SEDAR+ at www.sedarplus.ca.

The Code of Ethics is distributed to, and signed acknowledgements are collected from, each of the Company’s employees when they are hired.

In addition, the Company (i) conducts an annual certification process to monitor compliance with the Code of Ethics and the General Counsel and Corporate Secretary reports on overall compliance to the Board and its committees where appropriate; and (ii) requires employees to complete a mandatory training on its Code of Ethics, Disclosure Policy, Trading Policy, Whistleblower Policy and Authorization Policy.

If the Company makes any amendment to the Code of Ethics or grants any waivers, including any implicit waiver, from a provision of the Code of Ethics, the nature of such amendment or waiver will be disclosed to the extent required by the rules and regulations of the SEC and the CSA.

To date, no such amendment or waiver has been made or granted, and there have been no material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Ethics.

Complaint Reporting and Review of Ethical Business Conduct

Directors, officers and employees who believe that a violation of the Code of Ethics or any law, rule or regulation has been or is likely to be committed have an obligation to report their concerns immediately to their supervisor, to the General Counsel and Corporate Secretary, to the Chair of the Audit Committee or through the confidential third-party hotline in accordance with the Company’s Whistleblower Policy.

The General Counsel and Corporate Secretary will report on overall compliance to the Board and its committees where appropriate on any material issues of ethics and integrity that may arise.

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to any known or suspected improper practices, questionable acts, misconduct or other violations of the Code of Ethics can be reported in good faith, without fear of retaliation, harassment or an adverse employment consequence, the Code of Ethics contains policies and procedures to facilitate confidential, anonymous submissions by employees of concerns or complaints, including regarding questionable accounting, internal accounting controls or auditing matters.

To this end, as described in our Whistleblower Policy, employees are encouraged to report concerns through normal management channels. However, if an employee prefers to report a concern outside normal management channels, they can do so by contacting the General Counsel and Corporate Secretary. The employee can also make a report to the Chair of the Audit Committee if the report relates to the General Counsel and Corporate Secretary or to the integrity of the Company’s financial statements, financial reporting, financial controls, auditing process or financial accounting. Finally, an employee can make a report through the Company’s confidential third-party hotline.

Any such complaints that are received will be handled in accordance with the procedures described in the Whistleblower Policy and will be reviewed by the General Counsel and Corporate Secretary, unless it involves the General Counsel and Corporate Secretary. Further, complaints or concerns that involve the Chair and Chief Executive Officer or the Chief Financial Officer or if a complaint relates to the integrity of the Company’s financial statements, financial reporting, financial controls, auditing process or financial accounting, such complaint will be forwarded to the Chair of the Audit Committee, unless the Chair of the Audit Committee is named in the complaint, in which case it will be forwarded to the Lead Director. Each of the General Counsel and Corporate Secretary, Chair of the Audit Committee and/or Lead Director, if determined to be necessary or appropriate, may engage outside advisors to investigate any matter, and will work with management and legal counsel to reach a satisfactory conclusion.

Outside Director Compensation

As part of its mandate, the CGN Committee oversees and recommends for approval by the Board executive compensation principles, policies, programs, grants of equity-based incentives and processes, based on the principle that the Company’s compensation should be designed to nurture an entrepreneurial and performance-oriented culture that promotes outstanding service and support to the Company’s business partners.

The CGN Committee specifically considers and recommends for approval by the Board, all forms of compensation for the Outside Directors, taking into account the responsibilities and risks involved and the importance of not compromising Outside Directors’ independence.

The CGN Committee also reviews and makes recommendations to the Board on the amount and form of compensation for the Lead Director and the committee chairs. The CGN Committee may retain any independent firm to advise on Outside Directors’ compensation and fix such firm’s fees and other retention terms.

Board Assessments and Peer Review

The CGN Committee is responsible for implementing a process to regularly assess the performance and effectiveness of the Board, its committees, the Chair of the Board, the Lead Director, the committee chairs and individual directors.

On an annual basis, a confidential Board evaluation survey is completed by each director for the purpose of evaluating the Board’s responsibilities, functions and operations, as well as the functions and operations of the

Board’s committees and the contributions of each individual director (including both self-assessments on the part of each individual director of their own skills and qualifications, and a peer to peer evaluation process, concluded through one-on-one meetings with individual directors, as appropriate). Directors are also invited to make suggestions for improving the performance of the Chair of the Board, Lead Director, committee chairs and fellow individual directors.

The questionnaire covers areas such as board responsibilities, composition and diversity, structure, and meetings, and provides directors with the possibility to provide subjective comments, including with respect to the quality and completeness of the information provided by management.

The results of the questionnaires are compiled by the Corporate Secretary on a confidential basis and a thematic report is submitted to the Chair of the CGN Committee. As part of the evaluation process, the Chair of the CGN Committee meets with each Board member individually to engage in a full and frank two-way discussion of any and all issues which either may wish to raise. Independent directors may discuss any of the matters raised during an in-camera meeting, or with the Lead Director. The report, as well as any issues raised during individual interviews, are presented and discussed at the next regular meeting of the CGN Committee. Based on the outcome of the discussion, the Chair of the CGN Committee then presents to the Board the CGN Committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its committees.

Chief Executive Officer and Executive Succession Planning

The Board, directly and through the HRC Committee, is responsible for overseeing the existence of appropriate mechanisms regarding succession planning for the Chief Executive Officer and other key management positions, including processes to identify, develop and retain potential successors, as well as policies for Chief Executive Officer selection and succession.

The Board formally addresses succession planning at least once a year with the Chief Executive Officer, where the Chief Executive Officer presents his succession plan, as well as the succession plans of each of the executive officers. The Board assesses whether there is a readiness to fill potential vacancies with qualified people by discussing the qualifications required for the key positions, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

Candidates are considered based on various factors, including (where relevant) executive experience, market and industry expertise, geographic location, familiarity with the Company, the Company’s commitment to having a diverse and inclusive management team, as well as past successes in achieving particular corporate goals. The directors also meet with members of the management team through their participation in meetings and presentations to the Board and its committees, as well as occasionally through site visits or informal meetings throughout the year, which allows directors to identify and get better acquainted with members of the management team who are potential future leaders of the Company and to obtain a broader perspective on issues relevant to the Company.

The executive succession plan is integrated with the Company’s overall succession planning process, the primary objective of which is to identify individuals who are able to move into key leadership roles not only in the normal course of the Company’s growth but also in the event of an unplanned vacancy, and to assist these individuals in developing their skills and competencies and, if there are gaps in readiness, to identify roles for which an external talent search may be required. The Company’s succession plan for key roles within the organization focuses on the development of talent in these key roles, and the management of talent by providing adequate development plans, coaching and training.

ESG Oversight and Governance

Social and governance risks are managed through the Company’s key policies and commitments, including, but not limited to the Code of Ethics, Whistleblower Policy, Global Anti-Discrimination and Human Rights Policy, Supply Chain Transparency Report (in accordance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada)), and the Board Diversity Policy.

The CGN Committee oversees the Company’s policies and practices with respect to ethics, integrity and ESG matters as well as the Company’s public reporting thereon. In 2023, the Company published its ESG Report for Fiscal Year 2022 (the “ESG Report”). A copy of the ESG Report is available on the Company’s website at

https://investors.nuvei.com. The Company plans to develop a formal ESG policy including the development of internal goals and expectations. Key achievements highlighted in the ESG Report include:

Area	2022 Achievements

Diversity, Equity and Inclusion:	• Women represent 43% of our team members, including 25% of our technology roles. • Set and attained diversity target to achieve at least 30% female representation on the Board by end of 2023.

Environmental Responsibility	• Conducted and disclosed a Greenhouse Gas Emissions (GHG) inventory including Scope 1 and Scope 2 location-based and market-based emissions.

Human Capital Management:

• Expanded headcount to 1,690 team members, an increase of 23% over the prior fiscal year.[1]

• Administered team member engagement survey across the entire organization. Achieved 85% participation rate, which was above peer benchmark.

Good Governance:

• Completed an ESG Materiality Assessment focused on prioritizing and enhancing ESG disclosures.

• Enhanced reporting to align with Sustainability Accounting Standards Board (SASB) industry specific standards.

• Created a formal Risk Committee that meets on a regular basis.

• Created a formal Compliance Committee that meets quarterly.

(1) As of December 31, 2023, expanded headcount was 2,202 team members, an increase of 30% over Fiscal 2022.

Directors’ and Officers’ Liability Insurance

Our and our subsidiaries’ directors and officers are covered under our existing directors’ and officers’ liability insurance. Under this insurance coverage, directors and officers of the Company and its subsidiaries will be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us or our subsidiaries.

Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts. The Company has also entered into indemnification agreements with each of its directors and executive officers.

The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful.

Attendance at Board and Committee Meetings

The Company expects its directors to commit sufficient time and effort to its business and to attend all meetings of the Company’s shareholders, meetings of the Board, and meetings of the committees on which they serve. Directors are also required to attend a minimum of 75% of all regularly scheduled Board and committee meetings on which they serve, held during the year, except where the CGN Committee determines that there are extenuating circumstances beyond a director’s control that prevent the director from meeting this attendance requirement. The CGN Committee will report any such exception and the reasons therefor to the Board. Board and committee meeting schedules are provided to directors in advance and are updated on an ongoing basis to optimize director attendance.

During Fiscal 2023, the Board met a total of nine times, the Audit Committee met a total of four times, and the HRC Committee and the CGN Committee each met a total of five times. The following table provides the record of attendance by each director at meetings of the Board and its committees during Fiscal 2023. As is apparent from the table, the directors demonstrated a strong commitment to their roles and responsibilities through a near to full attendance rate at Board and committee meetings.

			Overall Attendance

Directors	Board of Directors 9 Meetings		Audit Committee 4 Meetings		HRC Committee 5 Meetings		CGN Committee 5 Meetings		Overall Committee Meeting Attendance

	No.	%	No.	%	No.	%	No.	%	No.	%
Philip Fayer(1)	9/9	100	-	-	-	-	-	-	-	-
Timothy A. Dent(2)	9/9	100	4/4	100	5/5	100	-	-	9/9	100
Michael Hanley(3)	6/6	100	2/2	100	-	-	1/3	33	3/5	60
Maren Hwei Chyun Lau(4)	7/9	78	-	-	4/4	100	2/2	100	6/6	100
David Lewin	9/9	100	-	-	5/5	100	5/5	100	10/10	100
Daniela Mielke(5)	8/9	89	2/2	100	5/5	100	5/5	100	12/12	100
Coretha Rushing(6)	3/3	100	-	-	-	-	-	-	-	-
Pascal Tremblay	8/9	89	-	-	-	-	-	-	-	-
Samir Zabaneh	9/9	100	4/4	100	-	-	-	-	4/4	100

(1)

As Chief Executive Officer of the Company, Philip Fayer is not a member of any Board committee, although he attends committee meetings as a non-voting participant at the invitation of the committee chairs.

(2)	Mr. Dent was appointed as Chair of the Audit Committee on May 26, 2023.
(3)	Mr. Hanley ceased to be a director on May 26, 2023.
(4)	Ms. Lau was appointed to the HRC Committee on March 7, 2023 and to the CGN Committee on May 26, 2023.
(5)	Ms. Mielke was appointed to the Audit Committee on May 26, 2023.
(6)	Ms. Rushing was appointed to the Board of Directors on August 8, 2023.

Risk Management

The Board has implemented a risk governance framework to understand critical risks in the Company’s business and strategy, allocate responsibilities for risk oversight among the full Board and its committees, oversee the systems in place to identify and manage business risks and opportunities, and foster an appropriate culture of risk awareness.

The Board, directly and through its standing committees, namely the Audit Committee, the CGN Committee and the HRC Committee, oversees management of the principal risks to which the Company is exposed, and ensures the implementation of appropriate methods and processes by management to identify, evaluate, manage, mitigate and report on these risks in a proactive manner. In this regard, the Board’s responsibilities include, among others, to: oversee the systems in place to identify and assess the principal risks of the Company’s business and ensure the implementation of appropriate systems to manage such risks; satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the organization; oversee the Company’s approach to corporate governance as well as its corporate governance principles and practices; monitor and review, as appropriate, the Company’s environmental, social responsibility, diversity and inclusion, and health and safety policies and practices; and oversee the adequacy of the Company’s processes to ensure compliance by the Company with applicable legal and regulatory requirements.

The Board also adopts, reviews and oversees compliance with the Company’s Code of Ethics, Trading Policy, Disclosure Policy, Authorization Policy, Whistleblower Policy, Related Person Transactions Policy and any such other policies that may be adopted by the Board from time to time based on the reports and recommendations received periodically from the Audit Committee, the CGN Committee and the HRC Committee, with the purpose of promoting integrity and ethical business conduct and deterring wrongdoing.

While risk management is a general responsibility of each committee of the Board, specifically in performing their respective duties, the Audit Committee oversees the Company’s processes for identifying, assessing and managing business, operational, and financial risks, including derivative and tax risks, as well as security risks, including cybersecurity. As part of its risk oversight role, the Audit Committee reviews complaints received through the third-party whistleblower hotline and oversees the investigation thereof, if required. The HRC Committee oversees the Company’s exposure to and mitigation of risks related to executive compensation policies and practices and the CGN Committee oversees the Company’s compliance with policies related to business ethics and corporate social responsibility.

Shareholder Engagement

The Board recognizes the importance of engaging in constructive and meaningful communications with shareholders and values their input and insights. To facilitate this engagement, the Board has adopted a Shareholder Engagement Policy, which outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board, and which topics are appropriate for the Board to address.

The Board encourages shareholders to participate in the Company’s annual shareholder meetings as these meetings provide a valuable opportunity to discuss our activities and general business, financial situation, corporate governance, and other important matters. From time to time, the Lead Director and/or the Chair of the CGN Committee may meet with institutional shareholders to discuss governance-related topics.

To facilitate communication and engagement with the Company’s shareholders, shareholders may also contact and provide feedback directly to the Board or the independent directors via the Company’s investor relations department at IR@nuvei.com. If a shareholder wishes to contact the independent members of the Board, they should address such communication to the Chair of the Audit Committee at AuditChair@nuvei.com.

In addition, Nuvei’s website provides extensive information about the Board, the Board committees and their charters, Nuvei’s main corporate policies, and governance framework. A copy of the Shareholder Engagement Policy is available on the Company’s website at https://investors.nuvei.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2023, none of our directors or executive officers, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided to us or any of our subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described herein, no director or executive officer of Nuvei, and to the knowledge of the directors and executive officers of Nuvei, (i) no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class of Nuvei’s voting shares, (ii) nor any of such persons’ or companies’ associates or affiliates, (iii) nor any associates or affiliates of any director or executive officer of Nuvei, has had a material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or is reasonably expected to materially affect the Company since the commencement of the Company’s most recently completed financial year. On April 1, 2024, Nuvei announced that it had entered into a definitive arrangement agreement to be taken private by Advent International, with the support of each of the Company’s holders of Multiple Voting Shares, being Philip Fayer, Novacap and CDPQ, via an all-cash transaction which values Nuvei at an enterprise value of approximately $6.3 billion. Philip Fayer, Novacap and CDPQ (together with entities they control directly or indirectly) have agreed to roll approximately 95%, 65% and 75%, respectively, of their Subordinate Voting Shares and/or Multiple Voting Shares, as applicable (the “Rollover Shares”), and are expected to receive in aggregate approximately $560 million1 in cash for the Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, sold on closing. Philip Fayer, Novacap and CDPQ are expected to indirectly own or control approximately 24%, 18% and 12%, respectively, of the equity in the resulting private company.

1 Percentages and amount of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person or company who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or of any proposed director, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

NORMAL COURSE ISSUER BID

On March 20, 2023, the Company announced a NCIB to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at March 8, 2023. The Company was authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. For the period from the implementation of the NCIB to March 21, 2024, the end date of the NCIB, the Company repurchased for cancellation a total of 1,350,000 Subordinate Voting Shares for a total cost of $56,042,000.

Shareholders may obtain a copy of the Company’s Notice of Intention relating to its NCIB, without charge, by contacting Nuvei’s investor relations department at IR@nuvei.com.

OTHER INFORMATION

Additional Information

Additional information relating to Nuvei is available on Nuvei’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and on the Company’s website at https://investors.nuvei.com. Shareholders may obtain without charge additional copies of Nuvei’s consolidated financial statements and management’s discussion and analysis from the Company’s Corporate Secretary by email at corporatesecretary@nuvei.com or by written request to 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec, Canada H3B 4N4. Financial information regarding Nuvei is provided in its consolidated financial statements and management’s discussion and analysis for Fiscal 2023.

Shareholder Proposals

A shareholder intending to submit a proposal at an annual meeting of shareholders must comply with applicable laws. Any proposal to be considered at the next annual shareholders’ meeting to be held in respect of the fiscal year ending on December 31, 2024 must be received by the Company’s Corporate Secretary by email at corporatesecretary@nuvei.com or by written request to 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec, Canada H3B 4N4 between December 25, 2024 and February 23, 2025. In addition, pursuant to the Company’s Advance Notice By-law, a shareholder wishing to nominate a director is required to provide notice, in the prescribed form, within the prescribed time periods set forth above under “Advance Notice Requirements for Director Nominations”.

Approval of Management Information Circular

The contents and the sending of this Circular have been approved by the Board.

Schedule A

BOARD OF DIRECTORS CHARTER

- i -

I.	PURPOSE

The Board of Directors (the “Board”) of Nuvei Corporation (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation. The Board shall pursue the best interests of the Corporation and shall discharge its duties directly and through the committees that may exist from time to time.

The composition and meetings of the Board are subject to the requirements set forth in the articles and by-laws of the Corporation, as well as in any investor rights agreement or similar agreements which may exist from time to time between the Corporation and certain shareholders (the “Investor Agreements”), as well as in applicable laws and the rules of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market, LLC (the “Nasdaq”). This Charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such articles, by-laws, Investor Agreements, applicable laws and the rules of the TSX and Nasdaq.

II.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable committee of the Board (each, a “Committee”) to the full Board for approval:

A.	STRATEGY AND BUDGET

1.	Review and approve, as appropriate, the Corporation’s mission and business vision.

2.

Ensure a strategic planning process is in place and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the longer term opportunities and risks of the business.

3.	Approve the Corporation’s annual operating and capital budgets.

4.	Review and monitor the Corporation’s performance with reference to the adopted business plan and budgets.

5.	Review and approve the issuance of securities, material transactions and capital investments, not in the ordinary course of business.

B.	GOVERNANCE, ETHICS AND ESG

1.	Set an ethical tone for the Corporation.

2.	Satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the organization.

3.	Oversee the Corporation’s approach to corporate governance as well as its corporate governance principles and practices.

4.

Adopt, review and oversee compliance with the Corporation’s Code of Ethics, Insider Trading Policy, Disclosure Policy, Authorization Policy, Whistleblower Policy, Related Persons Transaction Policy and any such other policies that may be adopted by the Board from time to time based on the reports and recommendations received periodically from the Audit Committee and the Corporate Governance and Nominating Committee (the “CGN Committee”), with the purpose of promoting integrity and ethical business conduct and deterring wrongdoing.

5.

Oversee any charitable contributions made by the Corporation or by any directors that may be compromised or impaired for Board or Committee purposes if the Corporation makes substantial contributions to an organization with which a director is affiliated.

6.

In collaboration with the CGN Committee and Audit Committee, as applicable, monitor and review, as appropriate, the Corporation’s policies and practices with respect to ethics, integrity and ESG matters.

C.	BOARD AND COMMITTEE MEMBERS

1.

Subject to the nomination rights set out in the Investor Agreements, and based on recommendation from the CGN Committee, the Board will identify individuals qualified to become members of the Board and its Committees, approve the nominees for election at the annual meeting of shareholders and fill Board vacancies, as applicable, taking into account the objectives of the Board Diversity Policy, and appoint the Board Chair, the Lead Director, if necessary, and the Chair and members of each Committee of the Board. In that regard, the Board shall, in collaboration with the CGN Committee:

a.

ensure that a majority of the Corporation’s directors have no direct or indirect material relationship with the Corporation and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable laws, rules, regulations and listing requirements;

b.

develop appropriate qualifications/criteria for the selection of Board members (and the acceptability of Board members nominated by certain shareholders in accordance with the terms of the Investor Agreements), including criteria for determining director independence;

c.

identify individuals qualified to become members of the Audit Committee in light of the independence, financial literacy, experience and other membership requirements set forth under applicable laws, rules, regulations and listing requirements;

d.	in evaluating current directors for re-nomination to the Board or reappointment to any Board Committees, assess the performance of such directors; and

e.

periodically review the size and composition of the Board and its Committees in light of the current challenges and needs of the Board, the Corporation and each Committee, and determine whether it may be appropriate to add or remove individuals.

2.

Determine the compensation for non-management directors while ensuring that the adequacy and form of director compensation reflects the time spent as well as the responsibilities and risks involved in being an effective director, based on recommendations from the CGN Committee.

3.

In collaboration with the CGN Committee, assess annually the effectiveness and contribution of the Board, the Board Chair and the Lead Director, and of each Committee of the Board and their respective Chairs and of individual directors.

4.

Establish an orientation program for new directors to the Board and provide continuing education opportunities for all directors to ensure that directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

5.	Develop written position descriptions for the Board Chair, the Lead Director and the Chair of each Committee of the Board.

6.	Review and discuss with each of the Committees of the Board the appropriateness of their respective charters and any changes to such charters which may be recommended by such Committee to the Board.

D.	EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION AND HUMAN CAPITAL MANAGEMENT

1.

Appoint the executive officers of the Corporation, including, but not limited to, the Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO” and together with the CEO and the other executive officers, collectively, the “Executive Officers”), based on recommendations from the Human Resources and Compensation Committee (the “HRC Committee”).

2.	Develop a written position description for the role of the CEO.

3.

In collaboration with the HRC Committee, review the goals and objectives that each Executive Officer is responsible for meeting and evaluate the performance of each Executive Officer against such goals and objectives.

4.	Approve the Corporation’s compensation principles, policies and programs, and any changes thereto, for Executive Officers, based on recommendations from the HRC Committee.

5.	Approve the short- and long-term compensation of the Executive Officers, based on recommendations from the HRC Committee.

6.	In collaboration with the HRC Committee, ensure that the Corporation’s compensation program creates and reinforces good conduct and ethical behaviour and promotes reasonable risk taking.

7.	In collaboration with the HRC Committee, oversee the processes for the recruitment, training, monitoring, development and retention of Executive Officers and senior management.

8.

Provide stewardship in respect of succession planning, and approve, as may be required, the succession plan with respect to the positions of the Executive Officers, based on recommendations from the HRC Committee.

9.

In collaboration with the HRC Committee, oversee the Corporation’s policies and practices with respect to human capital management matters relevant to the Corporation’s employees, including talent management, health and safety, company culture, employee engagement, pay equity, diversity, equity and inclusion and the general approach to broad-based compensation, benefits and employee growth and development practices.

E.	RISK MANAGEMENT, CAPITAL MANAGEMENT AND INTERNAL CONTROLS

1.	Oversee the systems in place to identify and assess the principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage such risks.

2.	In collaboration with the Audit Committee:

a.

monitor the integrity and quality of the Corporation’s internal control and management information systems, information technology security and control, and the processes to safeguard the Corporation’s assets; and

b.	review and oversee the Corporation’s internal controls over financial reporting and its disclosure controls and procedures.

3.	Review and approve the Corporation’s Disclosure Policy and monitor the process to communicate and disseminate information to analysts, investors, the media and the public.

F.	FINANCIAL REPORTING, AUDITORS AND TRANSACTIONS

1.	In collaboration with the Audit Committee, monitor the integrity and quality of the Corporation’s accounting and financial reporting process.

2.

In collaboration with the Audit Committee, review and approve, as required, the Corporation’s financial statements, and other disclosure documents containing financial information, and financial outlook before their public disclosure, the whole in accordance with the Disclosure Policy.

3.

Approve, based on recommendation from the Audit Committee, the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation and to approve compensation and terms of engagement of such external auditor.

4.

Establish appropriate limits on the authority delegated to the Executive Officers and management to manage the business and affairs of the Corporation, the whole in accordance with the Authorization Policy.

G.	LEGAL REQUIREMENTS AND DIALOGUE WITH STAKEHOLDERS

1.	Oversee the adequacy of the Corporation’s processes to ensure compliance by the Corporation with applicable legal and regulatory requirements.

2.	Establish appropriate measures for receiving feedback from stakeholders.

H.	OTHER

Perform any other function as prescribed by law or as not delegated to one of the Committees of the Board or to management.

III.	BOARD CHAIR

A.	APPOINTMENT OF THE BOARD CHAIR

The Board shall annually appoint its Chair from among the Corporation’s directors following the annual meeting of shareholders.

B.	DUTIES AND RESPONSIBILITIES OF THE BOARD CHAIR

The Board Chair leads the Board in all aspects of its work and is responsible for effectively managing the affairs of the Board and ensuring that the Board is properly organized and functions efficiently.

More specifically, the Board Chair shall, in addition to any responsibilities that may be attributed to him/her pursuant to the position description of the Board Chair, with respect to:

1.	Strategy

a.	provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board Charter and as otherwise may be appropriate; and

b.	work with the Executive Officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning.

2.	Board structure and management

a.	chair the Board meetings;

b.

in consultation with the Executive Officers, the Corporate Secretary and the Committee Chairs, as appropriate, determine the frequency, dates and locations of meetings of the Board, of Committees, and of the shareholders;

c.

in consultation with the Executive Officers and the Corporate Secretary, review the annual work plan and the meeting agendas to ensure all required business is brought before the Board to enable it to efficiently carry out its duties and responsibilities;

d.	ensure the Board has the opportunity, if and when required, to meet separately without non-independent directors and management present;

e.	ensure, in consultation with the Committee Chairs, that all items requiring Board and Committee approval are appropriately tabled;

f.	ensure the proper flow of information to the Board and review, with the Executive Officers and the Corporate Secretary, the adequacy and timing of materials in support of management’s proposals;

g.

in collaboration with the relevant Committee (and its Chair), review and assess the directors’ meeting attendance records and the effectiveness and performance of the Board, its Committees (and their Chairs) and individual directors;

h.	ensure that the Board works in a cohesive manner and enable open communication among its members; and

i.

in collaboration with the Lead Director, ensure that the Board is provided with the resources, including external advisers and consultants to the Board as considered appropriate, to permit it to carry out its responsibilities and bring to the attention of the Chair of the Board and the CEO any issues that are preventing the Board from being able to carry out its responsibilities.

3.	Shareholders

a.	chair the annual and any special meeting of the shareholders; and

b.	ensure that all business that is required to be brought before a meeting of shareholders is brought before such meeting.

IV.	LEAD DIRECTOR

A.	APPOINTMENT OF LEAD DIRECTOR

If the appointed Board Chair is also an Executive Officer, the directors will annually appoint, upon recommendation of the CGN Committee, a Lead Director who will assist the Chair in performing the duties and responsibilities associated with the Chair. The Lead Director should be sufficiently removed from the day-to-day running of the business to ensure that the Board can objectively oversee the Corporation’s affairs and be attentive to its obligations to its shareholders.

B.	DUTIES AND RESPONSIBILITIES OF THE LEAD DIRECTOR

The Lead Director, in addition to any responsibilities that may be attributed to him/her pursuant to the position description of the Lead Director, shall have the following responsibilities:

a.

oversee that the Board discharges its responsibilities, ensure that the Board evaluates the performance of management objectively and that the Board understands the boundaries between the Board and management responsibilities;

b.	perform the duties of the Chair when there is a conflict of interest between the Board Chair and Executive Officer roles;

c.	evaluate any conflicts of interest between the Corporation, the minority shareholders, and any major shareholders, and determine the process for dealing with the same;

d.	in the absence of the Board Chair, serve as acting Chair presiding over meetings of the Board and shareholders;

e.	review agendas and give input for meetings of the Board in advance with the Board Chair;

f.	act as a resource person and advisor to the CEO and CFO, as well as the various Committees;

g.	convene and preside over meetings of the independent directors and communicate the results of these sessions, where appropriate, to the Board Chair, other management or the Board;

h.	generally serve as the principal liaison between the independent directors and the Board Chair and between the independent directors and management;

i.	review annually, on a retrospective basis, the expenses of the Board Chair and of the Executive Officers of the Corporation; and

j.	upon request of the Board, carry out any other duties or functions as may be appropriate in the circumstances.

V.	EVALUATION OF THE BOARD

The Board shall, on an annual basis, in collaboration with the CGN Committee, evaluate and review its performance as a whole, as well as the performance of each individual director while taking into account: (i) in the case of the Board as a whole, this Charter, and (ii) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to contribute to the Board.

VI.	OUTSIDE ADVISORS

The Board shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Board in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Board.

VII.	APPOINTMENT AND TERM

Subject to the nomination rights set out in the Investor Agreements, the members of the Board shall be elected by shareholders or appointed by resolution of the Board to hold office from the time of their election or appointment until the next annual meeting of the shareholders or until their successors are so appointed.

VIII.	PROCEDURES FOR MEETINGS

The Board shall fix its own procedures at meetings and for the calling of meetings. Meetings of the Board will be held quarterly, or more frequently, as required. Independent directors may meet before or after each Board meeting or more often if required. All independent directors shall meet in an executive session in the absence of management and any other non-independent directors following each regularly scheduled and special meeting of the Board.

The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

Directors are expected to be active and engaged in discharging their duties and to keep themselves informed about the business and operations of the Corporation. Directors are expected to attend all meetings of the Board and of the Committees on which they serve and review, in advance, the meeting materials.

The proceedings and deliberations of the Board and its Committees are confidential. Each director shall maintain the confidentiality of all information received in his/her capacity as a director of the Corporation.

IX.	QUORUM AND VOTING

Subject to the quorum requirements of the Investor Agreements, the majority of the Board shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Board Chair is absent, the Chair of the meeting will be the Lead Director. For any meeting(s) at which the Board Chair and the Lead Director are absent, the Chair of the meeting will be decided by a majority of the directors present. At a meeting, any question shall be decided by a majority of the votes cast.

X.	SECRETARY

Unless otherwise determined by resolution of the Board, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Board.

XI.	RECORDS

The Board shall keep such records as it may deem necessary of its proceedings.

XII.	REVIEW OF CHARTER

The Board shall review and assess the adequacy of the Board Charter annually and at such other times as it considers appropriate, and shall make such changes to the Board Charter as it considers necessary or appropriate.

Adopted by the Board of Directors on September 1, 2020

Last amended on August 8, 2023

APPENDIX

OMNIBUS INCENTIVE PLAN

Key Provisions

Insider Participation Limit

The number of Subordinate Voting Shares that are issuable to insiders of the Company, at any time, under the Omnibus Incentive Plan or any other security-based compensation arrangement of the Company (including the Legacy Option Plan), cannot exceed 15% of the Company’s total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares. In addition, the number of Subordinate Voting Shares issued to insiders of the Company, within any one-year period, under the Omnibus Incentive Plan or any other security based compensation arrangement of the Company (including the Legacy Option Plan), cannot exceed 10% of the Company’s total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares. For greater certainty, any awards granted to a participant under the Omnibus Incentive Plan prior to the participant becoming an insider are excluded for determining the insider participation limit.

Non-Employee Director Participation Limit

The aggregate number of Subordinate Voting Shares issuable to non-employee directors at any time under the Omnibus Incentive Plan or any other security-based compensation arrangement of the Company may not exceed 1% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

Options

All Options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which shall not be less than the closing price of the Subordinate Voting Shares on the TSX or the Nasdaq, as applicable, at the time of the granting of the option.

Subject to any vesting conditions set forth in a participant’s grant agreement, Options vest equally over a period of three years after they are granted, on each of the first, second and third anniversary of the date of grant. Options are exercisable during a period established by our Board which may not be more than ten years from the grant of the option. The Omnibus Incentive Plan provides that the exercise period is automatically extended if the date on which it is scheduled to terminate falls within a blackout period or within nine business days following the expiration of a blackout period. In such cases, the extended exercise period terminates ten business days after the last day of the blackout period. The Board may, in its discretion, provide for procedures to allow a participant to elect to undertake a “cashless exercise” or a “net exercise” in respect of Options.

Share Units

The Board is authorized to grant RSUs, PSUs and DSUs evidencing the right to receive Subordinate Voting Shares (issued from treasury or purchased on the open market), cash (based on the market value of a Subordinate Voting Share) or a combination thereof, at some future time to eligible participants under the Omnibus Incentive Plan. Although DSUs may be available for grant to directors, executive officers, employees and consultants of Nuvei and its subsidiaries, the Company currently only intends to grant DSUs as a form of Outside Director compensation. Except if otherwise provided by the Board or in the participant’s agreement, DSUs generally vest entirely on the date of the grant.

Share Unit Vesting and Settlement

RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Board. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards are set out in the participant’s grant agreement.

Subject to the achievement of the applicable vesting conditions, the payout of an RSU or PSU will generally occur on the settlement date. The payout of a DSU will generally occur upon or following the participant ceasing to be a director, officer, employee or consultant of Nuvei or its subsidiaries, as the case may be, subject to satisfaction of any applicable conditions. In the event that a settlement date for RSUs, PSUs or DSUs would otherwise occur during a blackout period, then settlement of the applicable RSUs, PSUs or DSUs shall be automatically extended to the tenth (10th) business day following the date that such blackout period is lifted, terminated or removed, but in all cases no later than the applicable expiry date of the applicable RSUs, PSUs or DSUs.

Dividends

When dividends other than share dividends are paid on Subordinate Voting Shares, participants holding DSUs, RSUs and/or PSUs are entitled to receive additional DSUs, RSUs and/or PSUs (“Dividend Share Units”) as of the dividend payment date. Dividend Share Units are subject to the same vesting conditions applicable to the related DSUs, RSUs and/or PSUs as established in the participant’s grant agreement.

Adjustments

In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the Subordinate Voting Shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course but including shares or equity interests in a subsidiary or business unit of the Company or one of its subsidiaries, or any transaction or change having a similar effect, our Board shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.

Early Termination

The Omnibus Incentive Plan provides that certain events, including termination for cause, resignation, termination other than for cause, retirement or death, may trigger forfeiture, or reduce or accelerate the vesting period, where applicable, of the award, subject to the terms of the participant’s grant agreement or employment agreement.

The Board may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions of the Omnibus Incentive Plan concerning the effect of termination of a participant’s employment or engagement shall not apply for any reason acceptable to the Board.

•	For Cause: Upon a participant being terminated for cause, all unexercised vested or unvested awards granted to such participant shall immediately terminate.

•

Retirement: In the case of a participant’s retirement, any unvested awards held by the participant will continue to vest in accordance with their vesting schedules, and all vested awards held by the participant upon the date of retirement may be exercised until the earlier of the expiry date of the awards or three years following the date of retirement (subject to forfeiture and clawback in the event of a breach of post-employment restrictive covenants in favour of the Company).

•

Resignation: In the case of a participant’s resignation, subject to any later expiration dates determined by the Board, all awards shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of the award, to the extent such awards were vested and exercisable by the participant on the effective date of such resignation, and all unexercised unvested awards granted to such participant shall terminate on the effective date of such resignation.

•

Termination or Cessation: In the case of a participant ceasing to be an eligible participant for any reason (other than termination for cause, resignation or death), the number of awards that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the termination date or the expiry date of the awards. For greater certainty, the pro ration calculation referred to above shall be net of previously vested awards.

•	Death: Upon the death of a participant, all unvested awards will immediately vest and all awards will expire one hundred eighty (180) days after the death of such participant.

Trigger Events; Change of Control

The Board shall have the right, in its discretion, to deal with any or all award (or any portion thereof) issued under the Omnibus Incentive Plan in the manner it deems fair and reasonable in the circumstances of a Change of Control. Without limiting the generality of the foregoing, in connection with a Change in Control, the Board, without any action or consent required on the part of any Participant, shall have the right to:

•	accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule;
•

deem any or all awards or any portion thereof, whether vested or unvested to have been exercised in whole or in part, tender, on behalf of the participants, the underlying Subordinate Voting Shares that would have been issued pursuant to the exercise of such awards to any third party purchaser in connection with the change of control, and pay to the participants on behalf of such third party purchaser an amount per underlying Subordinate Voting Share equal to the positive difference between the change of control price of the Subordinate Voting Shares and the applicable exercise price;

•	determine that any outstanding awards in whole or in part and whether vested or unvested, shall remain in full force and effect in accordance with their terms after the change of control;
•

provide for the conversion or exchange of any or all awards (or any portion thereof, whether vested or unvested) into or for Options, rights, units or other securities in any entity participating in or resulting from a change of control;

•

cancel any unvested awards (or any portions thereof) and pay an amount per underlying Subordinate Voting Share equal to the positive difference between the change of control price of the Subordinate Voting Shares and the applicable exercise price;

•	cancel any unvested awards (or any portions thereof) without payment of any kind to any participant; or
•	provide for outstanding awards to be purchased.

Amendments and Termination not Requiring Shareholder Approval

Subject to the rules of the TSX, the Board may at any time or from time to time without shareholder approval alter, amend, vary, suspend, terminate or cancel the Omnibus Incentive Plan or amend any awards issued pursuant to the Omnibus Incentive Plan. The Board has the discretion to make the following amendments to the Omnibus Incentive Plan which it may deem necessary or desirable, without having to obtain shareholder approval:

•	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;
•	any amendment to the expiration date of an award that does not extend the term of the award past the original date of expiration for such award;
•	any amendment regarding the effect of termination of a participant’s employment or engagement;
•	any amendment which accelerates the date on which any award may be exercised under the Omnibus Incentive Plan;
•	any amendment to the definition of an eligible participant under the Omnibus Incentive Plan;
•	any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;
•

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

•	any amendment regarding the administration of the Omnibus Incentive Plan;
•	any amendment to add or amend provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback; and
•	any other amendment that does not require the approval of the holders of Subordinate Voting Shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

Amendments and Termination Requiring Shareholder Approval

Subject to any additional requirements of the rules of the TSX, the following changes to the Omnibus Incentive Plan or the awards granted thereunder require the approval of the Company’s shareholders as well as the approval of the TSX:

•	a reduction in the exercise price of an option held by an insider of the Company;

•	an extension of the term of awards held by an insider of the Company;
•	any amendment to remove or exceed the insider participation limits;
•	any amendment to remove or exceed the non-employee director participation limits;
•

an increase in the maximum number of Subordinate Voting Shares issuable pursuant to awards granted under the Omnibus Incentive Plan, except such increase by operation of the “rolling plan” and “evergreen” provisions of the Omnibus Incentive Plan; and

•	a change to the provisions regarding amendments to the Omnibus Incentive Plan.

For the first three points above, the votes attached to shares held directly or indirectly by insiders benefiting directly or indirectly from the amendment are to be excluded. In addition, with respect to the last point above, where the amendment will disproportionately benefit one or more insiders over other participants, the votes of shares held directly or indirectly by those insiders receiving the disproportionate benefit must be excluded.

Award Transferability

Except as specifically approved by the Board, awards granted under the Omnibus Incentive Plan generally are not transferable other than by will or the laws of succession.

Financial Assistance

We currently do not provide any financial assistance to participants under the Omnibus Incentive Plan.

Recent Amendments to Omnibus Incentive Plan

On August 8, 2023, the Board approved amendments to the Omnibus Incentive Plan which were administrative in nature and did not require the approval of the shareholders pursuant to the provisions of the Omnibus Incentive Plan. These amendments were made to clarify and facilitate the settlement of share units by providing that a settlement may occur during a black-out period, as defined under the Omnibus Incentive Plan, or other trading restriction imposed by the Company, pursuant to a written automatic trading plan established by the Company in accordance with applicable laws and the Company’s insider trading policy. On December 8, 2023, the Board also approved amendments to the PSU agreement of Neil Erlick, which amendments did not require the approval of the shareholders in accordance with the terms of the PSU agreement and the Omnibus Incentive Plan. Specifically, the amendments removed the adjustment provision therein, providing that the number of PSUs available for settlement was to be adjusted downward to the extent the price of the Company’s Subordinate Voting Shares on the settlement date, such date being no later than December 30, 2024, was lower than $57.50 per share.

PAYA EQUITY PLAN

Key Provisions

Summary

The Paya Equity Plan provided for the grant of stock options (including ISOs and stock options that do not qualify as ISOs (i.e., non-statutory stock options)), restricted stock, stock appreciation rights, performance awards, and other share-based and cash-based awards. As at April 3, 2024, only Options and RSUs are outstanding under the Paya Equity Plan.

Share Reserve and Award Limits

As at April 3, 2024, 679,351 Subordinate Voting Shares are reserved for issuance under the Paya Equity Plan and issuable upon the exercise or settlement of, awards thereunder. Following the assumption of the Paya Equity Plan by the Company, no further grants will be made under the Paya Equity Plan. In addition, shares subject to awards granted under the Paya Equity Plan that are forfeited, terminated or are cancelled without shares being issued (including awards settled in cash) will not be made available again for grant or issuance under the Paya Equity Plan.

Administration

The Paya Equity Plan is administered by any committee of the Board duly authorized by the Board to administer the Paya Equity Plan or, if none, the Board (the “Committee”). The Committee has the authority to, among other things, construe and interpret the Paya Equity Plan, modify or adjust the terms and conditions of awards (including the acceleration of vesting of awards), and make all other determinations necessary or advisable for the administration of the Paya Equity Plan. The Committee may delegate any or all of its powers and duties under the Paya Equity Plan to a subcommittee of directors or to any officer of the Company, including the power to perform administrative functions and grant awards, subject to applicable law. The Committee’s authority shall be subject to the requirement under the Paya Equity Plan that a one-year minimum vesting period shall apply to awards of more than 5% of the shares available under the Paya Equity Plan; provided, that, the foregoing shall not be construed to limit the Committee’s ability to accelerate the vesting of any award in its discretion.

Eligibility

The employees, consultants and directors of Paya and employees, consultants and directors of its affiliates were eligible to receive awards under the Paya Equity Plan.

Term

In general, the Board or Committee may amend or terminate the Paya Equity Plan and awards outstanding thereunder at any time, subject to applicable laws and shareholder approval requirements and provided that such amendment or termination does not materially and adversely affect participants’ rights.

Stock Options

Any outstanding stock options granted under the Paya Equity Plan is of one of two types: (a) an ISO or (b) a non-statutory stock option. The exercise price of each stock option is at least equal to the fair market value of the Paya Common Stock on the date of grant (or 110% of the fair market value for certain ISOs), as such exercise price was adjusted pursuant to the terms of the Merger Agreement. Stock options granted under the Paya Equity Plan may be exercisable at such times and subject to such terms and conditions as the Committee determined. The maximum term of stock options granted under the Paya Equity Plan is ten years (five years in the case of ISOs granted to 10% or more shareholders).

Unless otherwise determined by the Committee and subject to the applicable award agreement, if a participant’s employment or service is terminated (i) as a result of death or disability (as defined in the Paya Equity Plan), any then-vested stock options will generally remain exercisable for one year, (ii) without “cause” or by voluntary resignation, any then-vested stock options will remain exercisable for 90 days, or (iii) for “cause” or by voluntary resignation after the occurrence of an event that would be grounds to terminate the participant’s employment or service for “cause”, all stock options (whether vested or unvested) will automatically terminate and expire as of such termination. In no event may a stock option be exercised beyond the expiration of its term.

The Committee will determine the methods and form of payment for the exercise price of a stock option (including, in the discretion of the Committee, payment in shares or other property) and the methods and forms in which shares will be delivered to a Participant.

Restricted Share Units

The Committee was authorized to grant restricted share units in amounts and on terms and conditions determined by the Committee in its discretion, either alone or in addition to or in tandem with other awards. Restricted share units usually vest over a period of three to five years from the grant date, in accordance with the terms of the applicable award agreement. Subject to the applicable award agreement and the Paya Equity Plan, restricted share units may not be transferred before the date on which the underlying shares are issued, or, if later, the date on which any applicable restriction, performance, or deferral period lapses. Unless otherwise determined by the Committee, subject to the applicable award agreement and the Paya Equity Plan, the recipient of a restricted share unit is not entitled to receive, currently or on a deferred basis, dividends or Dividend Share Units in respect of the number of shares covered by such restricted share units, until such time as the underlying shares are issued.

Additional Provisions

Awards granted under the Paya Equity Plan may, in general, not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the Committee. Unless otherwise restricted by the Committee, awards that are non-statutory stock options may be exercised during the lifetime of the participant only by the participant.

In the event of a change in control (as defined in the Paya Equity Plan), the Committee may, in its discretion, provide for any or all of the following actions: (i) continue, assume or substitute awards with new rights, (ii) provide for the purchase of awards for cash equal to the excess (if any) of the highest price per share paid in the change in control transaction over the aggregate exercise price of such awards, provided that if the exercise price of a stock option exceeds the “Change in Control Price” (as defined in the Paya Equity Plan), such award may be cancelled for no consideration, (iii) terminate outstanding and unexercised stock options prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), (iv) terminate any award that is unvested as of the change in control, or (v) make any other determination as to the treatment of awards in connection with a change in control (including providing for the acceleration of any outstanding awards). All awards will be equitably adjusted in the case of the division of stock and similar transactions.

The Paya Equity Plan provides that appropriate adjustments may be made by the Board in connection with any stock split, reverse stock split, recapitalization, reorganization, merger, consolidation, combination, division, exchange, spin off, extraordinary stock dividend, or other relevant change in capitalization, to maintain the economic intent of the Paya Awards.

Forfeiture and Clawbacks

All awards, amounts, or benefits received or outstanding under the Paya Equity Plan are subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any applicable law (including Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the SEC) related to such actions.

NON-IFRS AND OTHER FINANCIAL MEASURES

Reconciliation of Adjusted EBITDA to Net Income (Loss)

(In thousands of U.S. dollars)

	Years ended December 31

	2023	2022

(In thousands of US dollars)	$	$

Net income	(696)	61,955

Finance cost	121,334	22,841

Finance income	(9,283)	(13,694)

Depreciation and amortization	136,423	101,492

Income tax expense	15,643	25,582

Acquisition, integration and severance costs(a)	41,330	28,413

Share-based payments and related payroll taxes(b)	135,568	139,309

Loss (gain) on foreign currency exchange	(10,101)	(15,752)

Legal settlement and other(c)	7,123	1,171

Adjusted EBITDA	437,341	351,317

Revenue	1,189,893	843,323

Adjusted EBITDA margin(d)	36.8%	41.7%

Net Income margin	(0.1)%	7.3%

(a)	These expenses relate to:
(i)

professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and year ended December 31, 2023, these expenses were $1.5 million and $24.4 million ($6.9 million and $13.1 million for the three months and year ended December 31, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)

acquisition-related compensation was $0.6 million and $4.1 million for the three months and year ended December 31, 2023 and nil and $14.3 million for the three months and year ended December 31, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)

change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and year ended December 31, 2023, nil and a gain of $1.0 million were recognized for the three months and year ended December 31, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.

(iv)

severance and integration expenses, which were $2.2 million and $12.8 million for the three months and year ended December 31, 2023 (nil and $2.0 million for the three months and year ended December 31, 2022). These expenses are presented in selling, general and administrative expenses and cost of revenue.

(b)

These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2023, the expenses consisted of non-cash share-based payments of $29.1 million and $134.6 million ($35.4 million and $139.1 million for three months and year ended December 31, 2022), nil and $1.0 million for related payroll taxes ($0.1 million and $0.2 million for the three months and year ended December 31, 2022).

(c)

This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

(d)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.

Reconciliation of Combined leverage ratio to Combined trailing twelve months Adjusted EBITDA and Net debt

(In millions of U.S. dollars except Combined leverage ratio)

	December 31, 2023			September 30, 2023			June 30, 2023			March 31, 2023

	Paya(a)(c)	Nuvei	Combined	Paya(a)(c)	Nuvei	Combined	Paya(a)(c)	Nuvei	Combined	Paya(a)(c)	Nuvei	Combined

	$	$	$	$	$	$	$	$	$	$	$	$

Adjusted EBITDA for the three months ended:

June 30, 2022	—	—	—	—	—	—	—	—	—	19.2	92.9	112.1

September 30, 2022	—	—	—	—	—	—	18.6	81.2	99.8	18.6	81.2	99.8

December 31, 2022	—	—	—	19.9	85.7	105.6	19.9	85.7	105.6	19.9	85.7	105.6

March 31, 2023	8.6	96.3	104.9	8.6	96.3	104.9	8.6	96.3	104.9	8.6	96.3	104.9

June 30, 2023	—	110.3	110.3	—	110.3	110.3	—	110.3	110.3	—	—	—

September 30, 2023	—	110.7	110.7	—	110.7	110.7	—	—	—	—	—	—

December 31, 2023	—	120.1	120.1	—	—	—	—	—	—	—	—	—

Trailing twelve months Adjusted EBITDA	8.6	437.3	445.9	28.5	403.0	431.5	47.1	373.5	420.6	66.3	356.0	422.3

Total credit facilities excluding unamortized transaction costs			1,275.0			1,243.5			1,279.7			1,335.0

Cash and cash			170.4			121.0			118.4			132.8

Net debt			1,104.6			1,122.5			1,161.4			1,202.2

Combined leverage ratio(b)			2.48x			2.60x			2.76x			2.85x

(a)	Represents Paya’s Adjusted EBITDA before the acquisition date. See reconciliation of Paya Adjusted EBITDA to Paya net income.
(b)	Combined leverage ratio means net debt divided by Combined trailing twelve months Adjusted EBITDA.
(c)

Information of Paya for the period from January 1, 2023 to February 21, 2023 is derived from internal financial statements before giving effect to the acquisition of Nuvei on February 22, 2023. This information is unaudited and has not been subject to the completion of any financial closing procedures by Nuvei or Paya and has not been reviewed by Nuvei’s or Paya’s independent accountant.

Reconciliation of Paya Adjusted EBITDA to Paya Net income

(In millions of U.S. dollars)

	Three months ended December 31, 2022	Three months ended September 30, 2022	Three months ended June 30,

	$	$	$

Paya Net income (loss)	3.1	1.3	1.7

Depreciation & amortization	7.7	8.4	7.9

Income tax expense	1.9	1.4	0.9

Interest and other expense	3.3	3.7	3.4

Paya EBITDA	16.0	14.8	13.9

Transaction-related expenses(a)	1.2	—	2.5

Stock-based compensation(b)	1.6	2.1	2.0

Restructuring costs(c)	0.1	1.2	0.3

Discontinued service costs(d)	0.1	0.1	0.1

Contingent non-income tax liability	0.4	—	—

Other costs(e)	0.5	0.4	0.4

Total adjustments	3.9	3.8	5.3

Paya Adjusted EBITDA	19.9	18.6	19.2

(a)	Represents professional service fees related to mergers and acquisitions such as legal fees, consulting fees, accounting advisory fees, and other costs.
(b)	Represents non-cash charges associated with stock-based compensation expense, which has been a significant recurring expense in Paya’s business and an important part of its compensation strategy.
(c)

Represents costs associated with restructuring plans designed to streamline operations and reduce costs including costs associated with the relocation of facilities, certain staff restructuring charges including severance, certain executive hires, and acquisition related restructuring charges.

(d)	Represents costs incurred to retire certain tools, applications and services that are no longer in use.
(e)	Represents non-operational gains or losses, non-standard project expense, and non-operational legal expense.

Reconciliation of Organic revenue at constant currency and Organic revenue growth at constant currency to Revenue

(In thousands of U.S. dollars except for percentages)

(In thousands of US dollars except for percentages)	Three months ended December 31, 2023					Three months ended December 31, 2022
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$		$	$	$	$

Revenue	321,517	(81,298)	-	(4,930)	235,289	220,339	-	220,339	46%	7%

	Years ended December 31, 2023					Years ended December 31, 2022

(In thousands of US dollars except for percentages)	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency

	$	$	$	$	$	$		$

Revenue	1,189,893	(264,513)	-	(3,398)	921,982	843,323	-	843,323	41%	9%

(a)	Revenue from acquisitions primarily reflects revenue from Paya which was acquired on February 22, 2023.

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